EXHIBIT 99.2

CONSOLIDATED STATEMENT OF INCOME

TOTAL

For the year ended December 31, (M€)(a)		2013	2012	2011
Sales	(Notes 4 & 5)	189,542	200,061	184,693
Excise taxes		(17,887)	(17,762)	(18,143)
Revenues from sales		171,655	182,299	166,550
Purchases net of inventory variation	(Note 6)	(121,113)	(126,798)	(113,892)
Other operating expenses	(Note 6)	(21,687)	(22,784)	(19,792)
Exploration costs	(Note 6)	(1,633)	(1,446)	(1,019)
Depreciation, depletion and amortization of tangible assets and mineral interests		(9,031)	(9,525)	(7,506)
Other income	(Note 7)	1,725	1,462	1,946
Other expense	(Note 7)	(2,105)	(915)	(1,247)
Financial interest on debt		(670)	(671)	(713)
Financial income from marketable securities & cash equivalents		64	100	273
Cost of net debt	(Note 29)	(606)	(571)	(440)
Other financial income	(Note 8)	524	558	609
Other financial expense	(Note 8)	(529)	(499)	(429)
Equity in income (loss) of affiliates	(Note 12)	2,571	2,010	1,925
Income taxes	(Note 9)	(11,110)	(13,035)	(14,091)
Consolidated net income		8,661	10,756	12,614
Group share		8,440	10,609	12,309
Non-controlling interests		221	147	305
Earnings per share (€)		3.73	4.70	5.48
Fully-diluted earnings per share (€)		3.72	4.68	5.45

(a)	Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

For the year ended December 31, (M€)	2013	2012	2011
Consolidated net income	8,661	10,756	12,614
Other comprehensive income
Actuarial gains and losses	513	(911)	(533)
Tax effect	(216)	362	191
Items not potentially reclassifiable to profit and loss	297	(549)	(342)
Currency translation adjustment	(2,199)	(702)	1,483
Available for sale financial assets	25	(338)	337
Cash flow hedge	117	65	(84)
Share of other comprehensive income of equity affiliates, net amount	(857)	160	(15)
Other	(4)	(14)	(3)
Tax effect	(47)	63	(55)
Items potentially reclassifiable to profit and loss	(2,965)	(766)	1,663
Total other comprehensive income (net amount) (Note 17)	(2,668)	(1,315)	1,321
Comprehensive income	5,993	9,441	13,935
— Group share	5,910	9,334	13,585
— Non-controlling interests	83	107	350

CONSOLIDATED BALANCE SHEET

TOTAL

As of December 31, (M€)		2013	2012	2011
ASSETS
Non-current assets
Intangible assets, net	(Notes 5 & 10)	13,341	12,858	12,413
Property, plant and equipment, net	(Notes 5 & 11)	75,759	69,332	64,457
Equity affiliates : investments and loans	(Note 12)	14,804	13,759	12,995
Other investments	(Note 13)	1,207	1,190	3,674
Hedging instruments of non-current financial debt	(Note 20)	1,028	1,626	1,976
Deferred income taxes	(Note 9)	2,810	2,279	2,070
Other non-current assets	(Note 14)	3,195	2,663	2,457
Total non-current assets		112,144	103,707	100,042
Current assets
Inventories, net	(Note 15)	16,023	17,397	18,122
Accounts receivable, net	(Note 16)	16,984	19,206	20,049
Other current assets	(Note 16)	10,798	10,086	10,767
Current financial assets	(Note 20)	536	1,562	700
Cash and cash equivalents	(Note 27)	14,647	15,469	14,025
Assets classified as held for sale	(Note 34)	2,359	3,797	—
Total current assets		61,347	67,517	63,663
Total assets		173,491	171,224	163,705
LIABILITIES & SHAREHOLDERS’ EQUITY
Shareholders’ equity
Common shares		5,944	5,915	5,909
Paid-in surplus and retained earnings		74,449	70,116	65,430
Currency translation adjustment		(4,385)	(1,504)	(1,004)
Treasury shares		(3,379)	(3,342)	(3,390)
Total shareholders’ equity — Group share	(Note 17)	72,629	71,185	66,945
Non-controlling interests		2,281	1,280	1,352
Total shareholders’ equity		74,910	72,465	68,297
Non-current liabilities
Deferred income taxes	(Note 9)	12,943	12,132	11,855
Employee benefits	(Note 18)	3,071	3,744	3,385
Provisions and other non-current liabilities	(Note 19)	12,701	11,585	10,909
Non-current financial debt	(Note 20)	25,069	22,274	22,557
Total non-current liabilities		53,784	49,735	48,706
Current liabilities
Accounts payable		21,958	21,648	22,086
Other creditors and accrued liabilities	(Note 21)	13,821	14,698	14,774
Current borrowings	(Note 20)	8,116	11,016	9,675
Other current financial liabilities	(Note 20)	276	176	167
Liabilities directly associated with the assets classified as held for sale	(Note 34)	626	1,486	—
Total current liabilities		44,797	49,024	46,702
Total liabilities and shareholders’ equity		173,491	171,224	163,705

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(Note 27)

For the year ended December 31, (M€)	2013	2012	2011
CASH FLOW FROM OPERATING ACTIVITIES
Consolidated net income	8,661	10,756	12,614
Depreciation, depletion and amortization	10,058	10,481	8,628
Non-current liabilities, valuation allowances and deferred taxes	1,171	1,470	1,632
Impact of coverage of pension benefit plans	—	(362)	—
(Gains) losses on disposals of assets	(68)	(1,321)	(1,590)
Undistributed affiliates’ equity earnings	(583)	211	(107)
(Increase) decrease in working capital	1,930	1,084	(1,739)
Other changes, net	304	143	98
Cash flow from operating activities	21,473	22,462	19,536
CASH FLOW USED IN INVESTING ACTIVITIES
Intangible assets and property, plant and equipment additions	(22,400)	(19,905)	(17,950)
Acquisitions of subsidiaries, net of cash acquired	(16)	(191)	(854)
Investments in equity affiliates and other securities	(1,318)	(898)	(4,525)
Increase in non-current loans	(2,188)	(1,949)	(1,212)
Total expenditures	(25,922)	(22,943)	(24,541)
Proceeds from disposals of intangible assets and property, plant and equipment	1,329	1,418	1,439
Proceeds from disposals of subsidiaries, net of cash sold	1,995	352	575
Proceeds from disposals of non-current investments	248	2,816	5,691
Repayment of non-current loans	1,242	1,285	873
Total divestments	4,814	5,871	8,578
Cash flow used in investing activities	(21,108)	(17,072)	(15,963)
CASH FLOW USED IN FINANCING ACTIVITIES
Issuance (repayment) of shares:
—Parent company shareholders	365	32	481
—Treasury shares	(179)	(68)	—
Dividends paid:
—Parent company shareholders	(5,367)	(5,184)	(5,140)
—Non controlling interests	(118)	(104)	(172)
Other transactions with non-controlling interests	1,621	1	(573)
Net issuance (repayment) of non-current debt	8,359	5,279	4,069
Increase (decrease) in current borrowings	(6,804)	(2,754)	(3,870)
Increase (decrease) in current financial assets and liabilities	978	(947)	896
Cash flow used in financing activities	(1,145)	(3,745)	(4,309)
Net increase (decrease) in cash and cash equivalents	(780)	1,645	(736)
Effect of exchange rates	(42)	(201)	272
Cash and cash equivalents at the beginning of the period	15,469	14,025	14,489
Cash and cash equivalents at the end of the period	14,647	15,469	14,025

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

TOTAL

	Common shares issued		Paid-in surplus and retained earnings	Currency translation adjustment	Treasury shares		Shareholders’ equity-Group share	Non-controlling interests	Total shareholders’ equity
(M€)	Number	Amount			Number	Amount
As of January 1, 2011 before IAS 19 R application	2,349,640,931	5,874	60,538	(2,495)	(112,487,679)	(3,503)	60,414	857	61,271
IAS 19 R impacts	—	—	(766)	—	—	—	(766)	(1)	(767)
As of January 1, 2011 after IAS 19 R application	2,349,640,931	5,874	59,772	(2,495)	(112,487,679)	(3,503)	59,648	856	60,504
Net income 2011	—	—	12,309	—	—	—	12,309	305	12,614
Other comprehensive income (Note 17)	—	—	(112)	1,388	—	—	1,276	45	1,321
Comprehensive Income	—	—	12,197	1,388	—	—	13,585	350	13,935
Dividend	—	—	(6,457)	—	—	—	(6,457)	(172)	(6,629)
Issuance of common shares (Note 17)	14,126,382	35	446	—	—	—	481	—	481
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares(a)	—	—	(113)	—	2,933,506	113	—	—	—
Share-based payments (Note 25)	—	—	161	—	—	—	161	—	161
Share cancellation (Note 17)	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	(553)	103	—	—	(450)	(123)	(573)
Other items	—	—	(23)	—	—	—	(23)	441	418
As of December 31, 2011	2,363,767,313	5,909	65,430	(1,004)	(109,554,173)	(3,390)	66,945	1,352	68,297
Net income 2012	—	—	10,609	—	—	—	10,609	147	10,756
Other comprehensive income (Note 17)	—	—	(769)	(506)	—	—	(1,275)	(40)	(1,315)
Comprehensive Income	—	—	9,840	(506)	—	—	9,334	107	9,441
Dividend	—	—	(5,237)	—	—	—	(5,237)	(104)	(5,341)
Issuance of common shares (Note 17)	2,165,833	6	26	—	—	—	32	—	32
Purchase of treasury shares	—	—	—	—	(1,800,000)	(68)	(68)	—	(68)
Sale of treasury shares(a)	—	—	(116)	—	2,962,534	116	—	—	—
Share-based payments (Note 25)	—	—	146	—	—	—	146	—	146
Share cancellation (Note 17)	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	11	6	—	—	17	(16)	1
Other items	—	—	16	—	—	—	16	(59)	(43)
As of December 31, 2012	2,365,933,146	5,915	70,116	(1,504)	(108,391,639)	(3,342)	71,185	1,280	72,465
Net income 2013	—	—	8,440	—	—	—	8,440	221	8,661
Other comprehensive income (Note 17)	—	—	360	(2,890)	—	—	(2,530)	(138)	(2,668)
Comprehensive Income	—	—	8,800	(2,890)	—	—	5,910	83	5,993
Dividend	—	—	(5,358)	—	—	—	(5,358)	(118)	(5,476)
Issuance of common shares (Note 17)	11,745,014	29	336	—	—	—	365	—	365
Purchase of treasury shares	—	—	—	—	(4,414,200)	(179)	(179)	—	(179)
Sale of treasury shares(a)	—	—	(142)	—	3,591,391	142	—	—	—
Share-based payments (Note 25)	—	—	142	—	—	—	142	—	142
Share cancellation (Note 17)	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	548	9	—	—	557	1,027	1,584
Other items	—	—	7	—	—	—	7	9	16
As of December 31, 2013	2,377,678,160	5,944	74,449	(4,385)	(109,214,448)	(3,379)	72,629	2,281	74,910

(a)	Treasury shares related to the restricted stock grants.

TOTAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On February 11, 2014, the Board of Directors established and authorized the publication of the Consolidated Financial Statements of TOTAL S.A. for the year ended December 31, 2013, which will be submitted for approval to the shareholders’ meeting to be held on May 16, 2014.

INTRODUCTION

The Consolidated Financial Statements of TOTAL S.A. and its subsidiaries (the Group) are presented in Euros and have been prepared on the basis of IFRS (International Financial Reporting Standards) as adopted by the European Union and IFRS as issued by the IASB (International Accounting Standard Board) as of December 31, 2013.

The accounting principles applied in the Consolidated Financial Statements as of December 31, 2013 were the same as those that were used as of December 31, 2012 except for amendments and interpretations of IFRS which were mandatory for the periods beginning after January 1, 2013 (and not early adopted).

•

The revised standard IAS 19 “Employee benefits” applicable retrospectively from January 1, 2013, led in particular to the full recognition of the net position in respect of employee benefits obligations (liabilities net of assets) in the balance sheet, to the elimination of the corridor approach previously used by the Group, the elimination of the depreciation of past services costs, and to the obligation to evaluate the expected return on plan assets on a normative basis (via the discount rate used to value the debt).

The application of this standard had an impact on January 1, 2013, on January 1, 2012 and on January 1, 2011 of an increase in employee benefit provisions of €2.8 billion, €1.8 billion and €1.3 billion respectively, and a respective decrease in equity of €2.8 billion, €1.8 billion and €1.3 billion before tax (€1.7 billion, €1.1 billion and €0.8 billion after tax). The impact on the profit for 2012 and 2011 is not significant. In accordance with the transitional rules of IAS 19 revised, the comparative periods were restated to take into account the retrospective application of the standard.

•

Application of standards on consolidation: IFRS 10 “Consolidated Financial Statements”, IFRS 11 “Joint arrangements”, IFRS 12 “Disclosure of interests in other entities”, IAS 27 revised “Separate financial statements” and IAS 28 revised “Investments in associates and joint ventures”. The application of these standards did not have a material effect on the Group’s consolidated balance sheet, income statement and shareholder’s equity as of December 31, 2013.

•

The application of standards IFRS 13 “Fair value measurement” and IAS 1 revised “Presentation of financial statements” did not have a material effect on the Group’s consolidated balance sheet, statement of income and shareholder’s equity as of December 31, 2013.

The preparation of financial statements in accordance with IFRS requires the management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of preparation of the financial statements and reported income and expenses for the period. The management reviews these estimates and assumptions on an ongoing basis, by reference to past experience and various other factors considered as reasonable which form the basis for assessing the carrying amount of assets and liabilities. Actual results may differ significantly from these estimates, if different assumptions or circumstances apply. These judgments and estimates relate principally to the application of the successful efforts method for the oil and gas accounting, the valuation of long-lived assets, the provisions for asset retirement obligations and environmental remediation, the pensions and post-retirements benefits and the income tax computation.

Furthermore, where the accounting treatment of a specific transaction is not addressed by any accounting standard or interpretation, the management applies its judgment to define and apply accounting policies that provide information consistent with the general IFRS concepts: faithful representation, relevance and materiality.

CHANGE IN PRESENTATION CURRENCY OF THE CONSOLIDATED FINANCIAL STATEMENTS

To make the financial information of the Group more readable and to better reflect the performance of its activities mainly carried out in U.S. dollars, Total decided to change, effective January 1, 2014, the presentation currency of the Consolidated Financial Statements from the euro to the U.S. dollar. The financial statements of TOTAL S.A., the parent company of the Group, remain prepared in euro. The dividend paid therefore remains fixed in euro.

Following this change in accounting policy, the comparative consolidated financial statements will be presented in U.S. dollars.

1) ACCOUNTING POLICIES

Pursuant to the accrual basis of accounting followed by the Group, the financial statements reflect the effects of transactions and other events when they occur. Assets and liabilities such as property, plant and equipment and intangible assets are usually measured at cost. Assets and liabilities are measured at fair value when required by the standards.

Accounting policies used by the Group are described below:

A)	PRINCIPLES OF CONSOLIDATION

Entities that are directly controlled by the parent company or indirectly controlled by other consolidated entities are fully consolidated.

Investments in joint ventures are consolidated under the equity method. The Group accounts for joint operations by recognizing its share of assets, liabilities, income and expenses.

Investments in associates, in which the Group has significant influence, are accounted for by the equity method. Significant influence is presumed when the Group holds, directly or indirectly (e.g. through subsidiaries), 20% or more of the voting rights. Companies in which ownership interest is less than 20%, but over which the Company is deemed to exercise significant influence, are also accounted for by the equity method.

All intercompany balances, transactions and income are eliminated.

B)	BUSINESS COMBINATIONS

Business combinations are accounted for using the acquisition method. This method requires the recognition of the acquired identifiable assets, assumed liabilities and any non-controlling interests in the companies acquired by the Group at their fair value.

The value of the purchase price is finalized within one year from the acquisition date.

The acquirer shall recognize goodwill at the acquisition date, being the excess of:

•

The consideration transferred, the amount of non-controlling interests and, in business combinations achieved in stages, the fair value at the acquisition date of the investment previously held in the acquired company;

•	Over the fair value at the acquisition date of acquired identifiable assets and assumed liabilities.

If the consideration transferred is lower than the fair value of acquired identifiable assets and assumed liabilities, an additional analysis is performed on the identification and valuation of the identifiable elements of the assets and liabilities. After having completed such additional analysis any residual negative goodwill is recorded as income.

In transactions with non-controlling interests, the difference between the price paid (received) and the book value of non-controlling interests acquired (sold) is recognized directly in equity.

C)	FOREIGN CURRENCY TRANSLATION

The financial statements of subsidiaries are prepared in the currency that most clearly reflects their business environment. This is referred to as their functional currency.

(i)	Monetary transactions

Transactions denominated in foreign currencies other than the functional currency of the entity are translated at the exchange rate on the transaction date. At each balance sheet date, monetary assets and liabilities are translated at the closing rate and the resulting exchange differences are recognized in the statement of income.

(ii)	Translation of financial statements denominated in foreign currencies

Assets and liabilities of foreign entities are translated into euros on the basis of the exchange rates at the end of the period. The income and cash flow statements are translated using the average exchange rates for the period. Foreign exchange differences resulting from such translations are either recorded in shareholders’ equity under “Currency translation adjustments” (for the Group share) or under “Non-controlling interests” (for the share of non-controlling interests) as deemed appropriate.

D)	SALES AND REVENUES FROM SALES

Sales figures include excise taxes collected by the Group within the course of its oil distribution operations. Excise taxes are deducted from sales in order to obtain the “Revenues from sales” indicator.

(i)	Sale of goods

Revenues from sales are recognized when the significant risks and rewards of ownership have been passed to the buyer and when the amount is recoverable and can be reasonably measured.

Revenues from sales of crude oil, natural gas and coal are recorded upon transfer of title, according to the terms of the sales contracts.

Revenues from the production of crude oil and natural gas properties, in which the Group has an interest with other producers, are recognized based on actual volumes sold during the period. Any difference between volumes sold and entitlement volumes, based on the Group net working interest, is recognized as “Crude oil and natural gas inventories” or “Other current assets” or “Other creditors and accrued liabilities”, as appropriate.

Quantities delivered that represent production royalties and taxes, when paid in cash, are included in oil and gas sales, except for the United States and Canada.

Certain transactions within the trading activities (contracts involving quantities that are purchased from third parties then resold to third parties) are shown at their net value in sales.

Exchanges of crude oil and petroleum products within normal trading activities do not generate any income and therefore these flows are shown at their net value in both the statement of income and the balance sheet.

(ii)	Sale of services

Revenues from services are recognized when the services have been rendered.

Revenues from gas transport are recognized when services are rendered. These revenues are based on the quantities transported and measured according to procedures defined in each service contract.

Shipping revenues and expenses from time-charter activities are recognized on a pro rata basis over a period that commences upon the unloading of the previous voyage and terminates upon the unloading of the current voyage. Shipping revenue recognition starts only when a charter has been agreed to by both the Group and the customer.

(iii)	Solar Farm Development Projects

SunPower develops and sells solar farm projects. This activity generally contains a property component (land ownership or an interest in land rights). The revenue associated with the development of these projects is recognized when the entities-projects and land rights are irrevocably sold.

Revenues under contracts for construction of solar systems are recognized based on the progress of construction works, measured according to the percentage of costs incurred relative to total forecast costs.

E)	SHARE-BASED PAYMENTS

The Group may grant employees stock options, create employee share purchase plans and offer its employees the opportunity to subscribe to reserved capital increases. These employee benefits are recognized as expenses with a corresponding credit to shareholders’ equity.

The expense is equal to the fair value of the instruments granted. The expense is recognized on a straight-line basis between the grant date and vesting date.

The fair value of the options is calculated using the Black-Scholes model at the grant date.

For restricted share plans, the fair value is calculated using the market price at the grant date after deducting the expected distribution rate during the vesting period.

The number of allocated equity instruments can be revised during the vesting period in cases of non-compliance with performance conditions, with the exception of those related to the market, or according to the rate of turnover of the beneficiaries.

The cost of employee-reserved capital increases is immediately expensed. A discount reduces the expense in order to account for the non-transferability of the shares awarded to the employees over a period of five years.

F)	INCOME TAXES

Income taxes disclosed in the statement of income include the current tax expenses and the deferred tax expenses.

The Group uses the method whereby deferred income taxes are recorded based on the temporary differences between the carrying amounts of assets and liabilities recorded in the balance sheet and their tax bases, and on carry-forwards of unused tax losses and tax credits.

Deferred tax assets and liabilities are measured using the tax rates that have been enacted or substantially enacted at the balance sheet date. The tax rates used depend on the timing of reversals of temporary differences, tax losses and other tax credits. The effect of a change in tax rate is recognized either in the consolidated statement of income or in shareholders’ equity depending on the item it relates to.

Deferred tax assets are recognized when future recovery is probable.

Asset retirement obligations and finance leases give rise to the recognition of assets and liabilities for accounting purposes as described in paragraph K “Leases” and paragraph Q “Asset retirement obligations” of this Note. Deferred income taxes resulting from temporary differences between the carrying amounts and tax bases of such assets and liabilities are recognized.

Deferred taxes resulting from temporary differences between the carrying amounts of equity-method investments and their tax bases are recognized. The deferred tax calculation is based on the expected future tax effect (dividend distribution rates or tax rates on capital gains).

G)	EARNINGS PER SHARE

Earnings per share is calculated by dividing net income (Group share) by the weighted-average number of common shares outstanding during the period, excluding TOTAL shares held by TOTAL S.A. (Treasury shares) and TOTAL shares held by the Group subsidiaries which are deducted from consolidated shareholders’ equity.

Diluted earnings per share is calculated by dividing net income (Group share) by the fully-diluted weighted-average number of common shares outstanding during the period. Treasury shares held by the parent company, TOTAL S.A., and TOTAL shares held by the Group subsidiaries are deducted from consolidated shareholders’ equity. These shares are not considered outstanding for purposes of this calculation which also takes into account the dilutive effect of stock options, share grants and capital increases with a subscription period closing after the end of the fiscal year.

The weighted-average number of fully-diluted shares is calculated in accordance with the treasury stock method provided for by IAS 33. The proceeds, which would be recovered in the event of an exercise of rights related to dilutive instruments, are presumed to be a share buyback at the average market price over the period. The number of shares thereby obtained leads to a reduction in the total number of shares that would result from the exercise of rights.

H)	OIL AND GAS EXPLORATION AND PRODUCING PROPERTIES

The Group applies IFRS 6 “Exploration for and Evaluation of Mineral Resources”. Oil and gas exploration and production properties and assets are accounted for in accordance with the successful efforts method.

(i)	Exploration costs

Geological and geophysical costs, including seismic surveys for exploration purposes are expensed as incurred.

Mineral interests are capitalized as intangible assets when acquired. These acquired interests are tested for impairment on a regular basis, property-by-property, based on the results of the exploratory activity and the management’s evaluation.

In the event of a discovery, the unproved mineral interests are transferred to proved mineral interests at their net book value as soon as proved reserves are booked.

Exploratory wells are tested for impairment on a well-by-well basis and accounted for as follows:

•	Costs of exploratory wells which result in proved reserves are capitalized and then depreciated using the unit-of-production method based on proved developed reserves;

•	Costs of dry exploratory wells and wells that have not found proved reserves are charged to expense;

•	Costs of exploratory wells are temporarily capitalized until a determination is made as to whether the well has found proved reserves if both of the following conditions are met:

–	The well has found a sufficient quantity of reserves to justify its completion as a producing well, if appropriate, assuming that the required capital expenditures are made;

–

The Group is making sufficient progress assessing the reserves and the economic and operating viability of the project. This progress is evaluated on the basis of indicators such as whether additional exploratory works are under way or firmly planned (wells, seismic or significant studies), whether costs are being incurred for development studies and whether the Group is waiting for governmental or other third-party authorization of a proposed project, or availability of capacity on an existing transport or processing facility.

Costs of exploratory wells not meeting these conditions are charged to expense.

(ii)	Oil and Gas producing assets

Development costs incurred for the drilling of wells and for the construction of production and treatment facilities are capitalized, together with borrowing costs incurred during the period of construction and the present value of estimated future costs of asset retirement obligations. The depletion rate is usually equal to the ratio of oil and gas production for the period to proved developed reserves (unit-of-production method).

With respect to production sharing contracts, this computation is based on the portion of production and reserves assigned to the Group taking into account estimates based on the contractual clauses regarding the reimbursement of exploration, development and production costs (cost oil) as well as the sharing of hydrocarbon rights (profit oil).

Transportation assets are depreciated using the unit-of-production method based on throughput or by using the straight-line method whichever best reflects the duration of use of the economic life of the asset.

Proved mineral interests are depreciated using the unit-of-production method based on proved reserves.

I)	GOODWILL AND OTHER INTANGIBLE ASSETS EXCLUDING MINERAL INTERESTS

Other intangible assets include goodwill, patents, trademarks, and lease rights.

Intangible assets are carried at cost, after deducting any accumulated depreciation and accumulated impairment losses.

Guidance for calculating goodwill is presented in Note 1 paragraph B to the Consolidated Financial Statements. Goodwill is not amortized but is tested for impairment annually or as soon as there is any indication of impairment (see Note 1 paragraph L to the Consolidated Financial Statements).

In equity affiliates, goodwill is included in the investment book value.

Other intangible assets (except goodwill) have a finite useful life and are amortized on a straight-line basis over 3 to 20 years depending on the useful life of the assets.

Research and development

Research costs are charged to expense as incurred.

Development expenses are capitalized when the following can be demonstrated:

•	the technical feasibility of the project and the availability of the adequate resources for the completion of the intangible asset;

•	the ability of the asset to generate probable future economic benefits;

•	the ability to measure reliably the expenditures attributable to the asset; and
•	the feasibility and intention of the Group to complete the intangible asset and use or sell it.

Advertising costs are charged to expense as incurred.

J)	OTHER PROPERTY, PLANT AND EQUIPMENT

Other property, plant and equipment are carried at cost, after deducting any accumulated depreciation and accumulated impairment losses. This cost includes borrowing costs directly attributable to the acquisition or production of a qualifying asset incurred until assets are placed in service. Borrowing costs are capitalized as follows:

•	if the project benefits from a specific funding, the capitalization of borrowing costs is based on the borrowing rate;

•	if the project is financed by all the Group’s debt, the capitalization of borrowing costs is based on the weighted average borrowing cost for the period.

Routine maintenance and repairs are charged to expense as incurred. The costs of major turnarounds of refineries and large petrochemical units are capitalized as incurred and depreciated over the period of time between two consecutive major turnarounds.

Other property, plant and equipment are depreciated using the straight-line method over their useful lives, which are as follows:

• Furniture, office equipment, machinery and tools	3-12 years
• Transportation equipments	5-20 years
• Storage tanks and related equipment	10-15 years
• Specialized complex installations and pipelines	10-30 years
• Buildings	10-50 years

K)	LEASES

A finance lease transfers substantially all the risks and rewards incidental to ownership from the lessor to the lessee. These contracts are capitalized as assets at fair value or, if lower, at the present value of the minimum lease payments according to the contract. A corresponding financial debt is recognized as a financial liability. These assets are depreciated over the corresponding useful life used by the Group.

Leases that are not finance leases as defined above are recorded as operating leases.

Certain arrangements do not take the legal form of a lease but convey the right to use an asset or a group of assets in return for fixed payments. Such arrangements are accounted for as leases and are analyzed to determine whether they should be classified as operating leases or as finance leases.

L)	IMPAIRMENT OF LONG-LIVED ASSETS

The recoverable amounts of intangible assets and property, plant and equipment are tested for impairment as soon as any indication of impairment exists. This test is performed at least annually for goodwill.

The recoverable amount is the higher of the fair value (less costs to sell) or its value in use.

Assets are grouped into cash-generating units (or CGUs) and tested. A cash-generating unit is a homogeneous group of assets that generates cash inflows that are largely independent of the cash inflows from other groups of assets.

The value in use of a CGU is determined by reference to the discounted expected future cash flows, based upon the management’s expectation of future economic and operating conditions. When this value is less than the carrying amount of the CGU, an impairment loss is recorded. It is allocated first to goodwill in counterpart of “Other expenses”. These impairment losses are then allocated to “Depreciation, depletion and amortization of tangible assets and mineral interests” for property, plant and mineral interests and to “Other expenses” for other intangible assets.

Impairment losses recognized in prior periods can be reversed up to the original carrying amount, had the impairment loss not been recognized. Impairment losses recognized for goodwill cannot be reversed.

M)	FINANCIAL ASSETS AND LIABILITIES

Financial assets and liabilities are financial loans and receivables, investments in non-consolidated companies, publicly traded equity securities, derivatives instruments and current and non-current financial liabilities.

The accounting treatment of these financial assets and liabilities is as follows:

(i)	Loans and receivables

Financial loans and receivables are recognized at amortized cost. They are tested for impairment, by comparing the carrying amount of the assets to estimates of the discounted future recoverable cash flows. These tests are conducted as soon as there is any evidence that their fair value is less than their carrying amount, and at least annually. Any impairment loss is recorded in the statement of income.

(ii)	Other investments

These assets are classified as financial assets available for sale and therefore measured at their fair value. For listed securities, this fair value is equal to the market price. For unlisted securities, if the fair value is not reliably determinable, securities are recorded at their historical value. Changes in fair value are recorded in shareholders’ equity. If there is any evidence of a significant or long-lasting impairment loss, a loss is recorded in the statement of income. This impairment is irreversible.

(iii)	Derivative instruments

The Group uses derivative instruments to manage its exposure to risks of changes in interest rates, foreign exchange rates and commodity prices. Changes in fair value of derivative instruments are recognized in the statement of income or in shareholders’ equity and are recognized in the balance sheet in the accounts corresponding to their nature, according to the risk management strategy described in Note 31 to the Consolidated Financial Statements. The derivative instruments used by the Group are the following:

•	Cash management

Financial instruments used for cash management purposes are part of a hedging strategy of currency and interest rate risks within global limits set by the Group and are considered to be used for transactions (held for trading). Changes in fair value are systematically recorded in the statement of income. The balance sheet value of those instruments is included in “Current financial assets” or “Other current financial liabilities”.

•	Long-term financing

When an external long-term financing is set up, specifically to finance subsidiaries, and when this financing involves currency and interest rate derivatives, these instruments are qualified as:

i.	Fair value hedge of the interest rate risk on the external debt and of the currency risk of the loans to subsidiaries. Changes in fair value of derivatives are recognized in the statement of income as are changes in fair value of underlying financial debts and loans to subsidiaries.

The fair value of those hedging instruments of long-term financing is included in the assets under

“Hedging instruments on non-current financial debt” or in the liabilities under “Non-current financial debt “for the non-current portion. The current portion (less than one year) is accounted for in “Current financial assets” or “Other current financial liabilities”.

In case of the anticipated termination of derivative instruments accounted for as fair value hedges, the amount paid or received is recognized in the statement of income and:

–	If this termination is due to an early cancellation of the hedged items, the adjustment previously recorded as revaluation of those hedged items is also recognized in the statement of income;

–	If the hedged items remain in the balance sheet, the adjustment previously recorded as a revaluation of those hedged items is spread over the remaining life of those items.

ii.	Cash flow hedge of the currency risk of the external debt. Changes in fair value are recorded in Other comprehensive Income for the effective portion of the hedging and in the statement of income for the ineffective portion of the hedging. Amounts recorded in equity are transferred to the income statement when the hedged transaction affects profit or loss.

The fair value of those hedging instruments of long-term financing is included in the assets under “Hedging instruments on non-current financial debt” or in the liabilities under “Non-current financial debt” for the non-current portion. The current portion (less than one year) is accounted for in “Current financial assets” or “Other current financial liabilities”.

If the hedging instrument expires, is sold or terminated by anticipation, gains or losses previously recognized in equity remain in equity. Amounts are recycled in the income statement only when the hedged transaction affects profit or loss.

•	Foreign subsidiaries’ equity hedge

Certain financial instruments hedge against risks related to the equity of foreign subsidiaries whose functional currency is not the euro (mainly the dollar). These instruments qualify as “net investment hedges” and changes in fair value are recorded in Other comprehensive income for the effective portion of the hedging and in the statement of income for the ineffective portion of the hedging. Gains or losses on hedging instruments previously recorded in equity, are reclassified to the statement of income in the same period as the total or partial disposal of the foreign activity.

The fair value of these instruments is recorded under “Current financial assets” or “Other current financial liabilities”.

•	Financial instruments related to commodity contracts

Financial instruments related to commodity contracts, including crude oil, petroleum products, gas, power and coal purchase/sales contracts within the trading activities, together with the commodity contract derivative instruments such as energy contracts and forward freight agreements, are used to adjust the Group’s exposure to price fluctuations within global trading limits. According to the industry practice, these instruments are considered as held for trading. Changes in fair value are recorded in the statement of income. The fair value of these instruments is recorded in “Other current assets” or “Other creditors and accrued liabilities” depending on whether they are assets or liabilities.

Detailed information about derivatives positions is disclosed in Notes 20, 28, 29, 30 and 31 to the Consolidated Financial Statements.

(iv)	Current and non-current financial liabilities

Current and non-current financial liabilities (excluding derivatives) are recognized at amortized cost, except those for which hedge accounting can be applied as described in the previous paragraph.

(v)	Fair value of financial instruments

Fair values are estimated for the majority of the Group’s financial instruments, with the exception of publicly traded equity securities and marketable securities for which the market price is used.

Estimations of fair value, which are based on principles such as discounting future cash flows to present value, must be weighted by the fact that the value of a financial instrument at a given time may be influenced by the market environment (liquidity especially), and also the fact that subsequent changes in interest rates and exchange rates are not taken into account.

As a consequence, the use of different estimates, methodologies and assumptions could have a material effect on the estimated fair value amounts.

The methods used are as follows:

•	Financial debts, swaps

The market value of swaps and of bonds that are hedged by those swaps has been determined on an individual basis by discounting future cash flows with the zero coupon interest rate curves existing at year-end.

•	Financial instruments related to commodity contracts

The valuation methodology is to mark to market all open positions for both physical and paper transactions. The valuations are determined on a daily basis using observable market data based on organized and over the counter (OTC) markets. In particular cases when market data are not directly available, the valuations are derived from observable data such as arbitrages, freight or spreads and market corroboration. For valuation of risks which are the result of a calculation, such as options for example, commonly known models are used to compute the fair value.

•	Other financial instruments

The fair value of the interest rate swaps and of FRAs (Forward Rate Agreements) are calculated by discounting future cash flows on the basis of zero coupon interest rate curves existing at year-end after adjustment for interest accrued but unpaid.

Forward exchange contracts and currency swaps are valued on the basis of a comparison of the negociated forward rates with the rates in effect on the financial markets at year-end for similar maturities.

Exchange options are valued based on the Garman-Kohlhagen model including market quotations at year-end.

•	Fair value hierarchy

IFRS 7 “Financial instruments: disclosures”, amended in 2009, introduces a fair value hierarchy for financial instruments and proposes the following three-level classification:

–	level 1: quotations for assets and liabilities (identical to the ones that are being valued) obtained at the valuation date on an active market to which the entity has access;

–	level 2: the entry data are observable data but do not correspond to quotations for identical assets or liabilities;
–

level 3: the entry data are not observable data. For example: these data come from extrapolation. This level applies when there is no market or observable data and the company has to use its own hypotheses to estimate the data that other market players would have used to determine the fair value of the asset.

Fair value hierarchy is disclosed in Notes 29 and 30 to the Consolidated Financial Statements.

(vi)	Commitments to purchase shares held by non-controlling interests (put options written on minority interests)

Put options granted to non-controlling-interest shareholders are initially recognized as financial liabilities at the present value of the exercise price of the options with a corresponding reduction in shareholders’ equity. The financial liability is subsequently measured at fair value at each balance sheet date in accordance with contractual clauses and any variation is recorded in the statement of income (cost of debt).

N)	INVENTORIES

Inventories are measured in the Consolidated Financial Statements at the lower of historical cost or market value. Costs for petroleum and petrochemical products are determined according to the FIFO (First-In, First-Out) method and other inventories are measured using the weighted-average cost method. In addition stocks held for trading are measured at fair value less costs of sale.

Refining & Chemicals

Petroleum product inventories are mainly comprised of crude oil and refined products. Refined products principally consist of gasoline, kerosene, diesel, fuel oil and heating oil produced by the Group’s refineries. The turnover of petroleum products does not exceed more than two months on average.

Crude oil costs include raw material and receiving costs. Refining costs principally include crude oil costs, production costs (energy, labor, depreciation of producing assets) and an allocation of production overheads (taxes, maintenance, insurance, etc.).

Costs of chemical product inventories consist of raw material costs, direct labor costs and an allocation of production overheads. Start-up costs, general administrative costs and financing costs are excluded from the cost price of refined and chemicals products.

Marketing & Services

The costs of refined products include mainly crude oil costs, production costs (energy, labor, depreciation of producing assets) and an allocation of production overheads (taxes, maintenance, insurance, etc.).

Start-up costs, general administrative costs and financing costs are excluded from the cost price of refined products.

Product inventories purchased from entities external to the Group are valued at their purchase cost plus primary costs of transport.

O)	TREASURY SHARES

Treasury shares of the parent company held by its subsidiaries or itself are deducted from consolidated shareholders’ equity. Gains or losses on sales of treasury shares are excluded from the determination of net income and are recognized in shareholders’ equity.

P)	PROVISIONS AND OTHER NON-CURRENT LIABILITIES

A provision is recognized when the Group has a present obligation (legal or constructive) as a result of a past event for which it is probable that an outflow of resources will be required and when a reliable estimate can be made regarding the amount of the obligation. The amount of the liability corresponds to the best possible estimate.

Provisions and non-current liabilities are comprised of liabilities for which the amount and the timing are uncertain. They arise from environmental risks, legal and tax risks, litigation and other risks.

Q)	ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations, which result from a legal or constructive obligation, are recognized based on a reasonable estimate in the period in which the obligation arises.

The associated asset retirement costs are capitalized as part of the carrying amount of the underlying asset and depreciated over the useful life of this asset.

An entity is required to measure changes in the liability for an asset retirement obligation due to the passage of time (accretion) by applying a risk-free discount rate to the amount of the liability. The increase of the provision due to the passage of time is recognized as “Other financial expense”.

R)	EMPLOYEE BENEFITS

In accordance with the laws and practices of each country, the Group participates in employee benefit plans offering retirement, death and disability, healthcare and special termination benefits. These plans provide benefits based on various factors such as length of service, salaries, and contributions made to the governmental bodies responsible for the payment of benefits.

These plans can be either defined contribution or defined benefit pension plans and may be entirely or partially funded with investments made in various non-Group instruments such as mutual funds, insurance contracts, and other instruments.

For defined contribution plans, expenses correspond to the contributions paid.

Defined benefit obligations are determined according to the Projected Unit Method. Actuarial gains and losses may arise from differences between actuarial valuation and projected commitments (depending on new calculations or assumptions) and between projected and actual return of plan assets. Such gains and losses are recognized in the statement of comprehensive income, with no possibility to subsequently recycle them to the income statement.

The past service cost is recorded immediately in the statement of income, whether vested or unvested.

The net periodic pension cost is recognized under “Other operating expenses”.

S)	CONSOLIDATED STATEMENT OF CASH FLOWS

The Consolidated Statement of Cash Flows prepared in foreign currencies has been translated into euros using the exchange rate on the transaction date or the average exchange rate for the period. Currency translation differences arising from the translation of monetary assets and liabilities denominated in foreign currency into euros using the closing exchange rates are shown in the Consolidated Statement of Cash Flows under “Effect of exchange rates”. Therefore, the Consolidated Statement of Cash Flows will not agree with the figures derived from the Consolidated Balance Sheet.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash on hand and highly liquid short-term investments that are easily convertible into known amounts of cash and are subject to insignificant risks of changes in value.

Investments with maturities greater than three months and less than twelve months are shown under “Current financial assets”.

Changes in current financial assets and liabilities are included in the financing activities section of the Consolidated Statement of Cash Flows.

Non-current financial debt

Changes in non-current financial debt are presented as the net variation to reflect significant changes mainly related to revolving credit agreements.

T)	CARBON DIOXIDE EMISSION RIGHTS

In the absence of a current IFRS standard or interpretation on accounting for emission rights of carbon dioxide, the following principles are applied:

•	Emission rights are managed as a cost of production and as such are recognized in inventories:

–	Emission rights allocated for free are booked in inventories with a nil carrying amount,

–	Purchased emission rights are booked at acquisition cost,

–	Sales or annual restorations of emission rights consist of decreases in inventories recognized based on a weighted average cost,

–	If the carrying amount of inventories at closing date is higher than the market value, an impairment loss is recorded.

•

At each closing, a provision is recorded in order to materialize the obligation of emission rights restoration related to the emissions of the period. This provision is calculated based on estimated emissions of the period, valued at weighted average cost of the inventories at the end of the period. It is reversed when the emission rights are restored.

•

If emission rights to be delivered at the end of the compliance period are higher than emission rights (allocated and purchased) booked in inventories, the shortage is accounted for as a liability at market value.

•	Forward transactions are recognized at their fair market value in the balance sheet. Changes in the fair value of such forward transactions are recognized in the statement of income.

U)	ENERGY SAVINGS CERTIFICATES

In the absence of current IFRS standards or interpretations on accounting for energy savings certificates, the following principles are applied:

•	If the obligations linked to the sales of energy are greater than the number of ESC’s held then a liability is recorded. These liabilities are valued based on the price of the latest transactions.

•	In the event that the number of ESC’s held exceeds the obligation at the balance sheet date this is accounted for as inventory.
•	ESC inventories are valued at weighted average cost (acquisition cost for those ESC acquired or cost incurred for those ESC generated internally).

If the carrying value of the inventory of certificates at the balance sheet date is higher than the market value, an impairment loss is recorded in income

V)	NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

Pursuant to IFRS 5 “Non-current assets held for sale and discontinued operations”, assets and liabilities of affiliates that are held for sale are presented separately on the face of the balance sheet. Depreciation of assets ceases from the date of classifcation in “Non-current assets held for sale”.

Net income from discontinued operations is presented separately on the face of the statement of income. Therefore, the notes to the Consolidated Financial Statements related to the statement of income only refer to continuing operations.

A discontinued operation is a component of the Group for which cash flows are independent. It represents a major line of business or geographical area of operations which has been disposed of or is currently being held for sale.

W)	NEW ACCOUNTING PRINCIPLES NOT YET IN EFFECT

The standards or interpretations published respectively by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) which were not yet in effect at December 31, 2013, are as follows:

•	Standards not yet adopted by the European Union at December 31, 2013

–

In November 2009, the IASB issued standard IFRS 9 “Financial Instruments” that introduces new requirements for the classification and measurement of financial assets, and included in October 2010 requirements regarding classification and measurement of financial liabilities. This standard shall be completed with texts on impairment of financial assets measured at amortized cost and hedge accounting. Under standard IFRS 9, financial assets and liabilities are generally measured either at fair value through profit or loss or at amortized cost if certain conditions are met. The standard will not be applicable before 2017. The application of the standard as published in 2010 should not have any material effect on the Group’s consolidated balance sheet, statement of income and shareholder’s equity.

–

In May 2013, the IASB issued the interpretation IFRIC 21 “Levies”. This interpretation is applicable retrospectively for annual periods beginning on or after January 1, 2014. The impacts of the application of this interpretation are under review.

2) MAIN INDICATORS — INFORMATION BY BUSINESS SEGMENT

Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

Adjustment items

The detail of these adjustment items is presented in Note 4 to the Consolidated Financial Statements.

Adjustment items include:

(i)	Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii)	The inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii)	Effect of changes in fair value

The effect of changes in fair value presented as adjustment items reflects for some transactions differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, which future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

Main indicators

(i)	Operating income (measure used to evaluate operating performance)

Revenue from sales after deducting cost of goods sold and inventory variations, other operating expenses, exploration expenses and depreciation, depletion, and amortization.

Operating income excludes the amortization of intangible assets other than mineral interests, currency translation adjustments and gains or losses on the disposal of assets.

(ii)	Net operating income (measure used to evaluate the return on capital employed)

Operating income after taking into account the amortization of intangible assets other than mineral interests, currency translation adjustments, gains or losses on the disposal of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, equity in income of affiliates, capitalized interest expenses), and after income taxes applicable to the above.

The only income and expense not included in net operating income but included in net income are interest expenses related to net financial debt, after applicable income taxes (net cost of net debt) and non-controlling interests.

(iii)	Adjusted income

Operating income, net operating income, or net income excluding the effect of adjustment items described above.

(iv)	Fully-diluted adjusted earnings per share

Adjusted net income divided by the fully-diluted weighted-average number of common shares.

(v)	Capital employed

Non-current assets and working capital, at replacement cost, net of deferred income taxes and non-current liabilities.

(vi)	ROACE (Return on Average Capital Employed)

Ratio of adjusted net operating income to average capital employed between the beginning and the end of the period.

(vii)	ROE (Return on Equity)

Ratio of adjusted consolidated net income to average adjusted shareholders’ equity (after distribution) between the beginning and the end of the period.

(viii)	Net debt

Non-current debt, including current portion, current borrowings, other current financial liabilities, less cash and cash equivalents and other current financial assets.

3)	CHANGES IN THE GROUP STRUCTURE, MAIN ACQUISITIONS AND DIVESTMENTS

During 2013, 2012 and 2011, main changes in the Group structure and main acquisitions and divestments were as follows:

2013

•	Upstream

–

TOTAL finalized in February 2013 the acquisition of an additional 6% interest in the Ichthys liquefied natural gas (LNG) project from its partner INPEX. TOTAL’s overall equity stake in the Ichthys LNG project increased from 24% to 30%.

–	TOTAL finalized in February 2013 the sale to INPEX of a 9.99% indirect interest in offshore Angola Block 14.

–

On March 27, 2013, TOTAL entered into an agreement for the sale to Suncor Energy Inc. of its 49% interest in the Voyageur upgrader project, which is located in the Canadian province of Alberta and intended to upgrade bitumen from the Fort Hills and Joslyn mines. The transaction amounted to $506 million (€381 million). The mining development projects of Fort Hills and Joslyn continue according to the production evacuation logistics studies jointly conducted with Suncor. The sale entails a net loss of €1,247 million.

–	TOTAL finalized in June 2013 the sale of a 25% interest in the Tempa Rossa field in Italy to Mitsui.

–

TOTAL finalized in July 2013 the sale of 100% of Transport et Infrastructures Gaz France (TIGF) to a consortium comprising Snam, EDF and GIC (Government of Singapore Investment Corporation) for an amount of €1,558 million, net of cash sold.

–

TOTAL finalized in September 2013 the sale of its Upstream interests in Trinidad & Tobago to The National Gas Company of Trinidad & Tobago for an amount of €236 million ($318 million), net of cash sold.

–	TOTAL finalized in December 2013 the acquisition by Qatar Petroleum International of 15% of the capital of Total E&P Congo through a capital increase of €1,225 million ($1,627 million).

–

TOTAL finalized during 2013 the acquisition of an additional 1.62% interest in Novatek for an amount of €437 million ($587 million), bringing TOTAL’s overall interest in Novatek to 16.96% as at December 31, 2013.

–

In October 2013, a consortium in which TOTAL holds a 20% interest was awarded a production sharing contract for 35 years to develop the Libra oil field in Brazil. TOTAL paid a signing bonus of 3,000 million Brazilian Real (approximately $1,301 million).

•	Refining & Chemicals

–	TOTAL finalized in June 2013 the sale of its fertilizing businesses in Europe.

Information relating to sales in progress is presented in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations” in note 34.

2012

•	Upstream

–

TOTAL finalized in February 2012 the acquisition in Uganda of a one-third interest in Blocks 1, 2 and 3A held by Tullow Oil plc for €1,157 million ($1,487 million), entirely consisting of mineral interests. TOTAL became an equal partner with

Tullow and CNOOC in the blocks, each with a one-third interest and each being an operator of one of the blocks. TOTAL is the operator of Block 1.

–

TOTAL finalized during 2012 the acquisition of an additional 1.25% interest in Novatek for an amount of €368 million ($480 million), increasing TOTAL’s overall interest in Novatek to 15.34% as at December 31, 2012.

–

TOTAL finalized in October 2012 the sale of its interest in the Cusiana field as well as a participation in OAM and ODC pipelines in Colombia to Sinochem, for an amount of €318 million ($409 million), net of cash sold.

•	Holding

–

During 2012, TOTAL gradually sold its remaining interest in Sanofi, generating a net capital gain of €341 million after tax. As at the December 31, 2012 the Group retained no further interest in the capital of Sanofi.

2011

•	Upstream

–	TOTAL finalized in March 2011 the acquisition from Santos of an additional 7.5% interest in Australia’s GLNG project. This increased TOTAL’s overall stake in the project to 27.5%.

The acquisition cost amounted to €202 million ($281 million) and mainly corresponded to the value of mineral interests that have been recognized as intangible assets in the consolidated balance sheet for €227 million.

–

In March 2011, Total E&P Canada Ltd., a TOTAL subsidiary, and Suncor Energy Inc. (Suncor) finalized a strategic oil sands alliance encompassing the Suncor-operated Fort Hills mining project, the TOTAL-operated Joslyn mining project and the Suncor-operated Voyageur upgrader project. All three assets are located in the Athabasca region of the province of Alberta, in Canada.

TOTAL acquired 19.2% of Suncor’s interest in the Fort Hills project, increasing TOTAL’s overall interest in the project to 39.2%. Suncor, as operator, held 40.8%. TOTAL also acquired a 49% stake in the Suncor-operated Voyageur upgrader project. For those two acquisitions, the Group paid €1,937 million (CAD 2,666 million)

mainly representing the value of intangible assets for €474 million and the value of tangible assets for €1,550 million.

Furthermore, TOTAL sold to Suncor 36.75% interest in the Joslyn project for €612 million (CAD 842 million). The Group, as operator, retained a 38.25% interest in the project.

–	TOTAL finalized in April 2011 the sale of its 75.8% interest in its upstream Cameroonian affiliate Total E&P Cameroun to Perenco, for an amount of €172 million ($247 million), net of cash sold.

–	TOTAL and the Russian company Novatek signed in March 2011 two Memorandums of Cooperation to develop the cooperation between TOTAL on one side, and Novatek and its main shareholders on the other side.

This cooperation was developed around the two following axes:

–

In April 2011, TOTAL took a 12.09% shareholding in Novatek for an amount of €2,901 million ($4,108 million). In December 2011, TOTAL finalized the acquisition of an additional 2% interest in Novatek for an amount of €596 million ($796 million), which increased TOTAL’s overall interest in Novatek to 14.09%. TOTAL considered that it had a significant influence especially through its representation on the Board of Directors of Novatek and its participation in the major Yamal LNG project. Therefore, the interest in Novatek has been accounted for by the equity method since the second quarter of 2011.

–	In October 2011, TOTAL finalized the acquisition of a 20% interest in the Yamal LNG project and became Novatek’s partner in this project.

–	TOTAL finalized in July 2011 the sale of 10% of its interest in the Colombian pipeline OCENSA. The Group still held a 5.2% interest in this asset.

–

TOTAL finalized in September 2011 the acquisition of Esso Italiana’s interests respectively in the Gorgoglione concession (25% interest), which contains the Tempa Rossa field, and in two exploration licenses located in the same area (51.7% for each one). The acquisition increased TOTAL’s interest in the operated Tempa Rossa field to 75%.

–

TOTAL finalized in December 2011 the sale to Silex Gas Norway AS, a wholly owned subsidiary of Allianz, of its entire stake in Gassled (6.4%) and related entities for an amount of €477 million (NOK 3.7 billion).

–

Total E&P USA Inc. signed in December 2011 an agreement to enter into a Joint Venture with Chesapeake Exploration L.L.C., a subsidiary of Chesapeake Energy Corporation, and its partner EnerVest Ltd. Under the terms of this agreement, TOTAL acquired a 25% share in Chesapeake’s and EnerVest’s liquids-rich area of the Utica shale play. TOTAL paid to Chesapeake and EnerVest €500 million ($696 million) in cash for the acquisition of these assets. TOTAL will also be committed to pay additional amounts up to $1.63 billion over a maximum period of 7 years in the form of a 60% carry of Chesapeake and EnerVest’s future capital expenditures on drilling and completion of wells within the Joint Venture. Furthermore, TOTAL will also acquire a 25% share in any new acreage which will be acquired by Chesapeake in the liquids-rich area of the Utica shale play.

•	Refining & Chemicals

–	TOTAL finalized in July 2011 the sale of its photocure and coatings resins businesses to Arkema for an amount of €520 million, net of cash sold.

–

TOTAL and International Petroleum Investment Company (a company wholly-owned by the Government of Abu Dhabi) entered into an agreement on February 15, 2011 for the sale, to International Petroleum Investment Company (IPIC), of the 48.83% equity interest held by TOTAL in the share capital of CEPSA, to be completed within the framework of a public tender offer being launched by IPIC for all the CEPSA shares not yet held by IPIC, at a unit purchase price of €28 per CEPSA share. TOTAL sold to IPIC all of its equity interest in CEPSA and received, as of July 29, 2011, an amount of €3,659 million.

•	Marketing & Services

–	TOTAL finalized in October 2011 the sale of most of its Marketing assets in the United Kingdom, the Channel Islands and the Isle of Man, to Rontec
Investments LLP, a consortium led by Snax 24, one of the leading independent forecourt operators in the United Kingdom, for an amount of €424 million (£368 million).

–

After the all-cash tender of $23.25 per share launched on April 28, 2011 and completed on June 21, 2011, TOTAL acquired a 60% stake in SunPower Corp., a U.S. company listed on NASDAQ with headquarters in San Jose (California). Shares of SunPower Corp. continue to be traded on the NASDAQ.

The acquisition cost, whose cash payment occurred on June 21, 2011, amounted to €974 million ($1,394 million).

The goodwill amounted to $533 million and was fully depreciated on December 31, 2011.

4) BUSINESS SEGMENT INFORMATION

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL and which is reviewed by the main operational decision-making body of the Group, namely the Executive committee.

The operational profit and assets are broken down by business segment prior to the consolidation and inter-segment adjustments.

Sales prices between business segments approximate market prices.

The Group’s activities are divided into three business segments as follows:

•	an Upstream segment including, alongside the activities of the Exploration & Production of hydrocarbons, the activities of Gas & Power;

•

a Refining & Chemicals segment constituting a major industrial hub comprising the activitites of refining, petrochemicals, fertilizers and speciality chemicals. This segment also includes the activitites of oil Trading & Shipping; and

•	a Marketing & Services segment including the global activitites of supply and marketing in the field of petroleum products as well as the activity of New Energies.

In addition the Corporate segment includes holdings operating and financial activities.

A)	INFORMATION BY BUSINESS SEGMENT

For the year ended December 31, 2013 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	19,855	86,204	83,481	2	—	189,542
Intersegment sales	28,349	39,360	1,626	133	(69,468)	—
Excise taxes	—	(3,625)	(14,262)	—	—	(17,887)
Revenues from sales	48,204	121,939	70,845	135	(69,468)	171,655
Operating expenses	(24,002)	(120,500)	(68,802)	(597)	69,468	(144,433)
Depreciation, depletion and amortization of tangible assets and mineral interests	(7,141)	(1,307)	(552)	(31)	—	(9,031)
Operating income	17,061	132	1,491	(493)	—	18,191
Equity in net income (loss) of affiliates and other items	2,027	143	39	(23)	—	2,186
Tax on net operating income	(10,321)	(460)	(413)	(21)	—	(11,215)
Net operating income	8,767	(185)	1,117	(537)	—	9,162
Net cost of net debt	—	—	—	—	—	(501)
Non-controlling interests	—	—	—	—	—	(221)
Net income	—	—	—	—	—	8,440

For the year ended December 31, 2013 (adjustments)(a) (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(56)	—	—	—	—	(56)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	(56)	—	—	—	—	(56)
Operating expenses	(86)	(1,059)	(102)	—	—	(1,247)
Depreciation, depletion and amortization of tangible assets and mineral interests	(651)	(138)	(3)	—	—	(792)
Operating income(b)	(793)	(1,197)	(105)	—	—	(2,095)
Equity in net income (loss) of affiliates and other items	(218)	(199)	2	(30)	—	(445)
Tax on net operating income	408	(193)	69	(34)	—	250
Net operating income(b)	(603)	(1,589)	(34)	(64)	—	(2,290)
Net cost of net debt	—	—	—	—	—	—
Non-controlling interests	—	—	—	—	—	(15)
Net income	—	—	—	—	—	(2,305)

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect
On operating income	—	(737)	(65)	—
On net operating income	—	(495)	(47)	—

For the year ended December 31, 2013 (adjusted) (M€)(a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	19,911	86,204	83,481	2	—	189,598
Intersegment sales	28,349	39,360	1,626	133	(69,468)	—
Excise taxes	—	(3,625)	(14,262)	—	—	(17,887)
Revenues from sales	48,260	121,939	70,845	135	(69,468)	171,711
Operating expenses	(23,916)	(119,441)	(68,700)	(597)	69,468	(143,186)
Depreciation, depletion and amortization of tangible assets and mineral interests	(6,490)	(1,169)	(549)	(31)	—	(8,239)
Adjusted operating income	17,854	1,329	1,596	(493)	—	20,286
Equity in net income (loss) of affiliates and other items	2,245	342	37	7	—	2,631
Tax on net operating income	(10,729)	(267)	(482)	13	—	(11,465)
Adjusted net operating income	9,370	1,404	1,151	(473)	—	11,452
Net cost of net debt	—	—	—	—	—	(501)
Non-controlling interests	—	—	—	—	—	(206)
Adjusted net income	—	—	—	—	—	10,745
Adjusted fully-diluted earnings per share (€)	—	—	—	—	—	4.73
(a) Except for earnings per share.

For the year ended December 31, 2013 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	22,396	2,039	1,365	122	—	25,922
Total divestments	4,353	275	141	45	—	4,814
Cash flow from operating activities	16,457	3,211	1,926	(121)	—	21,473
Balance sheets as of December 31, 2013
Property, plant and equipment, intangible assets, net	75,169	8,998	4,671	262	—	89,100
Investments & loans in equity affiliates	11,499	2,568	737	—	—	14,804
Other non-current assets	4,125	1,045	1,475	567	—	7,212
Working capital	(237)	7,545	2,692	(1,974)	—	8,026
Provisions and other non-current liabilities	(22,894)	(3,216)	(1,669)	(936)	—	(28,715)
Assets and liabilities classified as held for sale	1,603	—	—	—	—	1,603
Capital Employed (balance sheet)	69,265	16,940	7,906	(2,081)	—	92,030
Less inventory valuation effect	—	(2,643)	(647)	(2)	—	(3,292)
Capital Employed	69,265	14,297	7,259	(2,083)	—	88,738
(Business segment information)
ROACE as a percentage	14%	9%	16%	—	—	13%

For the year ended December 31, 2012 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	22,143	91,117	86,614	187	—	200,061
Intersegment sales	31,521	44,470	755	199	(76,945)	—
Excise taxes	—	(3,593)	(14,169)	—	—	(17,762)
Revenues from sales	53,664	131,994	73,200	386	(76,945)	182,299
Operating expenses	(25,966)	(129,499)	(71,535)	(973)	76,945	(151,028)
Depreciation, depletion and amortization of tangible assets and mineral interests	(7,437)	(1,445)	(607)	(36)	—	(9,525)
Operating income	20,261	1,050	1,058	(623)	—	21,746
Equity in net income (loss) of affiliates and other items	2,325	213	(198)	276	—	2,616
Tax on net operating income	(12,359)	(263)	(380)	(127)	—	(13,129)
Net operating income	10,227	1,000	480	(474)	—	11,233
Net cost of net debt	—	—	—	—	—	(477)
Non-controlling interests	—	—	—	—	—	(147)
Net income	—	—	—	—	—	10,609

For the year ended December 31, 2012 (adjustments)(a) (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(9)	—	—	—	—	(9)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	(9)	—	—	—	—	(9)
Operating expenses	(586)	(199)	(229)	(88)	—	(1,102)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,200)	(206)	(68)	—	—	(1,474)
Operating income(b)	(1,795)	(405)	(297)	(88)	—	(2,585)
Equity in net income (loss) of affiliates and other items	240	(41)	(119)	146	—	226
Tax on net operating income	637	70	66	(108)	—	665
Net operating income(b)	(918)	(376)	(350)	(50)	—	(1,694)
Net cost of net debt	—	—	—	—	—	—
Non-controlling interests	—	—	—	—	—	27
Net income	—	—	—	—	—	(1,667)

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect
On operating income	—	(179)	(55)	—
On net operating income	—	(116)	(39)	—

For the year ended December 31, 2012 (adjusted) (M€)(a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	22,152	91,117	86,614	187	—	200,070
Intersegment sales	31,521	44,470	755	199	(76,945)	—
Excise taxes	—	(3,593)	(14,169)	—	—	(17,762)
Revenues from sales	53,673	131,994	73,200	386	(76,945)	182,308
Operating expenses	(25,380)	(129,300)	(71,306)	(885)	76,945	(149,926)
Depreciation, depletion and amortization of tangible assets and mineral interests	(6,237)	(1,239)	(539)	(36)	—	(8,051)
Adjusted operating income	22,056	1,455	1,355	(535)	—	24,331
Equity in net income (loss) of affiliates and other items	2,085	254	(79)	130	—	2,390
Tax on net operating income	(12,996)	(333)	(446)	(19)	—	(13,794)
Adjusted net operating income	11,145	1,376	830	(424)	—	12,927
Net cost of net debt	—	—	—	—	—	(477)
Non-controlling interests	—	—	—	—	—	(174)
Adjusted net income	—	—	—	—	—	12,276
Adjusted fully-diluted earnings per share (€)	—	—	—	—	—	5.42
(a) Except for earnings per share.

For the year ended December 31, 2012 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	19,618	1,944	1,301	80	—	22,943
Total divestments	2,798	304	152	2,617	—	5,871
Cash flow from operating activities	18,950	2,127	1,132	253	—	22,462
Balance sheets as of December 31, 2012
Property, plant and equipment, intangible assets, net	68,310	9,220	4,433	227	—	82,190
Investments & loans in equity affiliates	11,080	1,971	708	—	—	13,759
Other non-current assets	3,226	1,194	1,293	419	—	6,132
Working capital	(329)	9,623	2,821	(1,772)	—	10,343
Provisions and other non-current liabilities	(21,492)	(3,046)	(1,627)	(1,296)	—	(27,461)
Assets and liabilities classified as held for sale	3,067	—	—	—	—	3,067
Capital Employed (balance sheet)	63,862	18,962	7,628	(2,422)	—	88,030
Less inventory valuation effect	—	(3,236)	(642)	—	—	(3,878)
Capital Employed (Business segment information)	63,862	15,726	6,986	(2,422)	—	84,152
ROACE as a percentage	18%	9%	12%	—	—	16%

For the year ended December 31, 2011 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	22,211	77,146	85,325	11	—	184,693
Intersegment sales	27,301	44,277	805	185	(72,568)	—
Excise taxes	—	(2,362)	(15,781)	—	—	(18,143)
Revenues from sales	49,512	119,061	70,349	196	(72,568)	166,550
Operating expenses	(21,855)	(116,369)	(68,384)	(663)	72,568	(134,703)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,039)	(1,936)	(496)	(35)	—	(7,506)
Operating income	22,618	756	1,469	(502)	—	24,341
Equity in net income (loss) of affiliates and other items	2,198	647	(377)	336	—	2,804
Tax on net operating income	(13,576)	(138)	(441)	(41)	—	(14,196)
Net operating income	11,240	1,265	651	(207)	—	12,949
Net cost of net debt	—	—	—	—	—	(335)
Non-controlling interests	—	—	—	—	—	(305)
Net income	—	—	—	—	—	12,309

For the year ended December 31, 2011 (adjustments)(a) (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	45	—	—	—	—	45
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	45	—	—	—	—	45
Operating expenses	—	852	271	—	—	1,123
Depreciation, depletion and amortization of tangible assets and mineral interests	(75)	(705)	(1)	—	—	(781)
Operating income(b)	(30)	147	270	—	—	387
Equity in net income (loss) of affiliates and other items	682	337	(363)	90	—	746
Tax on net operating income	(43)	(61)	(78)	(80)	—	(262)
Net operating income(b)	609	423	(171)	10	—	871
Net cost of net debt	—	—	—	—	—	—
Non-controlling interests	—	—	—	—	—	(19)
Net income	—	—	—	—	—	852
(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
On operating income	—	928	287	—
On net operating income	—	669	200	—

For the year ended December 31, 2011 (adjusted) (M€)(a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	22,166	77,146	85,325	11	—	184,648
Intersegment sales	27,301	44,277	805	185	(72,568)	—
Excise taxes	—	(2,362)	(15,781)	—	—	(18,143)
Revenues from sales	49,467	119,061	70,349	196	(72,568)	166,505
Operating expenses	(21,855)	(117,221)	(68,655)	(663)	72,568	(135,826)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,964)	(1,231)	(495)	(35)	—	(6,725)
Adjusted operating income	22,648	609	1,199	(502)	—	23,954
Equity in net income (loss) of affiliates and other items	1,516	310	(14)	246	—	2,058
Tax on net operating income	(13,533)	(77)	(363)	39	—	(13,934)
Adjusted net operating income	10,631	842	822	(217)	—	12,078
Net cost of net debt	—	—	—	—	—	(335)
Non-controlling interests	—	—	—	—	—	(286)
Adjusted net income	—	—	—	—	—	11,457
Adjusted fully-diluted earnings per share (€)	—	—	—	—	—	5.08
(a) Except for earnings per share.

For the year ended December 31, 2011 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	20,662	1,910	1,834	135	—	24,541
Total divestments	2,591	2,509	1,955	1,523	—	8,578
Cash flow from operating activities	17,044	2,146	541	(195)	—	19,536
Balance sheets as of December 31, 2011
Property, plant and equipment, intangible assets, net	63,250	9,037	4,338	245	—	76,870
Investments & loans in equity affiliates	10,581	1,658	756	—	—	12,995
Other non-current assets	2,446	1,492	1,188	3,075	—	8,201
Working capital	699	9,851	2,902	(1,374)	—	12,078
Provisions and other non-current liabilities	(20,064)	(3,220)	(1,664)	(1,201)	—	(26,149)
Assets and liabilities classified as held for sale	—	—	—	—	—	—
Capital Employed (balance sheet)	56,912	18,818	7,520	745	—	83,995
Less inventory valuation effect	—	(3,367)	(667)	13	—	(4,021)
Capital Employed (Business segment information)	56,912	15,451	6,853	758	—	79,974
ROACE as a percentage	21%	5%	13%	—	—	16%

B)	ROE (RETURN ON EQUITY)

The Group evaluates the return on equity as the ratio of adjusted consolidated net income to average adjusted shareholders’ equity between the beginning and the end of the period. Thus, adjusted shareholders’ equity for the year ended December 31, 2013 is calculated after payment of a dividend of €2.38 per share, subject to approval by the shareholders’ meeting on May 16, 2014.

The ROE is calculated as follows:

For the year ended December 31, (M€)	2013	2012	2011
Adjusted net income—Group share	10,745	12,276	11,457
Adjusted non-controlling interests	206	174	286
Adjusted consolidated net income	10,951	12,450	11,743
Shareholders’ equity—Group share	72,629	71,185	66,945
Distribution of the income based on existing shares at the closing date	(1,362)	(1,299)	(1,255)
Non-controlling interests	2,281	1,280	1,352
Adjusted shareholders’ equity(a)	73,548	71,166	67,042
ROE	15%	18%	19%

(a)	Adjusted shareholders’ equity as of December 31, 2010 amounted to €57,951 million.

C)	RECONCILIATION OF THE INFORMATION BY BUSINESS SEGMENT WITH CONSOLIDATED FINANCIAL STATEMENTS

The table below presents the impact of adjustment items on the consolidated statement of income:

For the year ended December 31, 2013 (M€)	Adjusted	Adjustments(a)	Consolidated statement of income
Sales	189,598	(56)	189,542
Excise taxes	(17,887)	—	(17,887)
Revenues from sales	171,711	(56)	171,655
Purchases net of inventory variation	(120,311)	(802)	(121,113)
Other operating expenses	(21,242)	(445)	(21,687)
Exploration costs	(1,633)	—	(1,633)
Depreciation, depletion and amortization of tangible assets and mineral interests	(8,239)	(792)	(9,031)
Other income	468	1,257	1,725
Other expense	(418)	(1,687)	(2,105)
Financial interest on debt	(670)	—	(670)
Financial income from marketable securities & cash equivalents	64	—	64
Cost of net debt	(606)	—	(606)
Other financial income	524	—	524
Other financial expense	(529)	—	(529)
Equity in net income (loss) of affiliates	2,586	(15)	2,571
Income taxes	(11,360)	250	(11,110)
Consolidated net income	10,951	(2,290)	8,661
Group share	10,745	(2,305)	8,440
Non-controlling interests	206	15	221

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

For the year ended December 31, 2012 (M€)	Adjusted	Adjustments(a)	Consolidated statement of income
Sales	200,070	(9)	200,061
Excise taxes	(17,762)	—	(17,762)
Revenues from sales	182,308	(9)	182,299
Purchases net of inventory variation	(126,564)	(234)	(126,798)
Other operating expenses	(21,916)	(868)	(22,784)
Exploration costs	(1,446)	—	(1,446)
Depreciation, depletion and amortization of tangible assets and mineral interests	(8,051)	(1,474)	(9,525)
Other income	681	781	1,462
Other expense	(448)	(467)	(915)
Financial interest on debt	(671)	—	(671)
Financial income from marketable securities & cash equivalents	100	—	100
Cost of net debt	(571)	—	(571)
Other financial income	558	—	558
Other financial expense	(499)	—	(499)
Equity in net income (loss) of affiliates	2,098	(88)	2,010
Income taxes	(13,700)	665	(13,035)
Consolidated net income	12,450	(1,694)	10,756
Group share	12,276	(1,667)	10,609
Non-controlling interests	174	(27)	147

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

For the year ended December 31, 2011 (M€)	Adjusted	Adjustments(a)	Consolidated statement of income
Sales	184,648	45	184,693
Excise taxes	(18,143)	—	(18,143)
Revenues from sales	166,505	45	166,550
Purchases net of inventory variation	(115,107)	1,215	(113,892)
Other operating expenses	(19,700)	(92)	(19,792)
Exploration costs	(1,019)	—	(1,019)
Depreciation, depletion and amortization of tangible assets and mineral interests	(6,725)	(781)	(7,506)
Other income	430	1,516	1,946
Other expense	(536)	(711)	(1,247)
Financial interest on debt	(713)	—	(713)
Financial income from marketable securities & cash equivalents	273	—	273
Cost of net debt	(440)	—	(440)
Other financial income	609	—	609
Other financial expense	(429)	—	(429)
Equity in net income (loss) of affiliates	1,984	(59)	1,925
Income taxes	(13,829)	(262)	(14,091)
Consolidated net income	11,743	871	12,614
Group share	11,457	852	12,309
Non-controlling interests	286	19	305

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

D)	ADJUSTMENT ITEMS BY BUSINESS SEGMENT

The adjustment items for income as per Note 2 to the Consolidated Financial Statements are detailed as follows:

Adjustments to operating income For the year ended December 31, 2013 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Total
Inventory valuation effect	—	(737)	(65)	—	(802)
Effect of changes in fair value	(56)	—	—	—	(56)
Restructuring charges	—	(281)	(3)	—	(284)
Asset impairment charges	(651)	(138)	(3)	—	(792)
Other items	(86)	(41)	(34)	—	(161)
Total	(793)	(1,197)	(105)	—	(2,095)

Adjustments to net income, Group share For the year ended December 31, 2013 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Total
Inventory valuation effect	—	(495)	(54)	—	(549)
Effect of changes in fair value	(44)	—	—	—	(44)
Restructuring charges	—	(405)	(23)	—	(428)
Asset impairment charges	(442)	(137)	(7)	—	(586)
Gains (losses) on disposals of assets	(31)	(41)	—	—	(72)
Other items	(86)	(511)	35	(64)	(626)
Total	(603)	(1,589)	(49)	(64)	(2,305)

Adjustments to operating income For the year ended December 31, 2012 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Total
Inventory valuation effect	—	(179)	(55)	—	(234)
Effect of changes in fair value	(9)	—	—	—	(9)
Restructuring charges	—	(2)	—	—	(2)
Asset impairment charges	(1,200)	(206)	(68)	—	(1,474)
Other items	(586)	(18)	(174)	(88)	(866)
Total	(1,795)	(405)	(297)	(88)	(2,585)

Adjustments to net income, Group share For the year ended December 31, 2012 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Total
Inventory valuation effect	—	(116)	(41)	—	(157)
Effect of changes in fair value	(7)	—	—	—	(7)
Restructuring charges	—	(24)	(53)	—	(77)
Asset impairment charges	(769)	(192)	(121)	(30)	(1,112)
Gains (losses) on disposals of assets	240	—	—	341	581
Other items	(382)	(44)	(108)	(361)	(895)
Total	(918)	(376)	(323)	(50)	(1,667)

Adjustments to operating income For the year ended December 31, 2011 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Total
Inventory valuation effect	—	928	287	—	1,215
Effect of changes in fair value	45	—	—	—	45
Restructuring charges	—	—	—	—	—
Asset impairment charges	(75)	(706)	—	—	(781)
Other items	—	(75)	(17)	—	(92)
Total	(30)	147	270	—	387

Adjustments to net income, Group share For the year ended December 31, 2011 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Total
Inventory valuation effect	—	669	165	—	834
Effect of changes in fair value	32	—	—	—	32
Restructuring charges	—	(72)	(50)	—	(122)
Asset impairment charges	(75)	(476)	(463)	—	(1,014)
Gains (losses) on disposals of assets	843	415	206	74	1,538
Other items	(178)	(113)	(61)	(64)	(416)
Total	622	423	(203)	10	852

E)	ADDITIONAL INFORMATION ON IMPAIRMENTS

In the Upstream, Refining & Chemicals, Marketing & Services and Holdings segments, impairments of assets have been recognized for the year ended December 31, 2013, with an impact of €792 million in operating income and €586 million in net income, Group share. These impairments have been disclosed as adjustments to operating income and adjustments to net income, Group share. These items are identified in paragraph 4D above as adjustment items with the heading “Asset impairment charges”.

The impairment losses impact certain Cash Generating Units (CGU) for which there were indications of impairment, due mainly to changes in the operating conditions or the economic environment of their specific businesses.

The principles applied are the following:

•	the recoverable amount of CGU’s has been based on their value in use, as defined in Note 1 paragraph L to the Consolidated Financial Statements “Impairment of long-lived assets”;

•

the future cash flows have been determined with the assumptions in the long-term plan of the Group. These assumptions (including future prices of products, supply and demand for products, future production volumes) represent the best estimate by management of the Group of all economic conditions during the remaining life of assets;

•

the future cash flows, based on the long-term plan, are prepared over a period consistent with the life of the assets within the CGU. They are prepared post-tax and include specific risks attached to CGU assets. They are discounted using an 8% post-tax discount rate, this rate being a weighted-average capital cost estimated from historical market data. This rate has been applied consistently for the years ending in 2011, 2012 and 2013.

•

the value in use calculated by discounting the above post-tax cash flows using an 8% post-tax discount rate is not materially different from value in use calculated by discounting pre-tax cash flows using a pre-tax discount rate determined by an iterative computation from the post-tax value in use. These pre-tax discount rates are in a range from 8% to 12% in 2013.

For the year ended December 31, 2013 impairments of assets have been recognized in respect of CGUs of the Upstream segment with an impact of €651 million in operating income and €442 million in net income, Group share. These impairments mainly concern shale gas assets in the Barnett basin of the United States due to the persistent weakness of gas prices in the American market (Henry Hub). They also include impairments of the Group’s assets in Syria due to a permanent degradation of the security context. A +10% variation in the price of hydrocarbons in identical operating conditions would have a positive impact in operating income of €195 million and €126 million in net income, Group share. A variation of (1)% in the discount rate would have a positive impact in operating income of €47 million and €30 million in net income, Group share. For these assets and certain assets where the value in use is close to the net book value, opposite variations in the above assumptions would have respective impacts in operating income of €(1,185) million and €(619) million, and of €(822) million and €(431) million in net income, Group share.

The additional impairments that could be recorded in the case of unfavorable evolutions of the price of hydrocarbons or discount rates concern mainly shale gas assets in the Barnett basin of the United States and assets in Australia and Kazakhstan.

The CGUs for the Refining & Chemicals segment are defined by the legal entities having the operating activities for the refining and petrochemical activities. The CGUs for the other activities of the sector are global divisions, each division grouping together a set of businesses or homogeneous products for strategic, commercial and industrial plans. For the year 2013 the Group recorded impairments of €138 million in operating profit and €137 million in net income, Group share, mainly linked to the project to adapt the Carling platform in France. In addition, in the context of persistent volatility of European refining margins, the Group did not change impairments on CGUs for refining in France and the United Kingdom. A +5% variation in gross margin under identical operating conditions or a (1)% or a +1% variation in the discount rate would not impact operating income or net income, Group share. An opposite variation in gross margin projections would have an impact in operating income of €(31) million and €(22) million in net income, Group share. This additional impairment in the case of unfavorable gross margin concerns mainly the Composites activity.

The CGUs of Marketing & Services are subsidiaries or groups of subsidiaries organized by relevant geographical zone. For the year 2013 the Group recorded impairments on CGUs of the Marketing & Services segment of €3 million in operating profit and €7 million in net income, Group share. Different scenarios of sensitivity (gross margin, discount rate, and solar unit sales prices) would not lead to additional impairments on CGUs of this segment.

For the year ended December 31, 2012, impairments of assets have been recognized in the Upstream, Refining & Chemicals, Marketing & Services and Holding segments with an impact of €1,474 million in operating income and €1,112 million in net income, Group share. These impairments have been disclosed as adjustments to operating income and adjustments to net income, Group share.

For the year ended December 31, 2011, impairments of assets have been recognized in the Upstream, Refining &

Chemicals and Marketing & Services segments with an impact of €781 million in operating income and €1,014 million in net income, Group share. These impairments have been disclosed as adjustments to operating income and adjustments to net income, Group share.

No reversal of impairment has been recognized for the years ended December 31, 2013, 2012, and 2011.

5) INFORMATION BY GEOGRAPHICAL AREA

(M€)	France	Rest of Europe	North America	Africa	Rest of the world	Total
For the year ended December 31, 2013
Non-Group sales	43,412	96,876	16,815	17,428	15,011	189,542
Property, plant and equipment, intangible assets, net	4,533	19,463	14,204	27,444	23,456	89,100
Capital expenditures	1,335	4,736	3,130	8,060	8,661	25,922
For the year ended December 31, 2012
Non-Group sales	45,981	103,862	17,648	17,921	14,649	200,061
Property, plant and equipment, intangible assets, net	4,560	17,697	15,220	24,999	19,714	82,190
Capital expenditures	1,589	4,406	3,148	7,274	6,526	22,943
For the year ended December 31, 2011
Non-Group sales	42,626	81,453	15,917	15,077	29,620	184,693
Property, plant and equipment, intangible assets, net	5,637	15,576	14,518	23,546	17,593	76,870
Capital expenditures	1,530	3,802	5,245	5,264	8,700	24,541

6) OPERATING EXPENSES

For the year ended December 31, (M€)	2013	2012	2011
Purchases, net of inventory variation(a)(b)	(121,113)	(126,798)	(113,892)
Exploration costs	(1,633)	(1,446)	(1,019)
Other operating expenses(c)	(21,687)	(22,784)	(19,792)
of which non-current operating liabilities (allowances) reversals	138	436	666
of which current operating liabilities (allowances) reversals	4	(51)	(150)
Operating expenses	(144,433)	(151,028)	(134,703)

(a)	Includes taxes paid on oil and gas production in the Upstream segment, namely royalties.
(b)	The group values under / overliftings at market value.
(c)	Principally composed of production and administrative costs (see in particular the payroll costs as detailed in Note 26 to the Consolidated Financial Statements “Payroll and staff”). Also includes for 2012 an amount of €176 million for the exceptional contribution of 4% on the value of the oil stocks established by the second corrective finance act for 2012 in France.This exceptional contribution is due by every person, with the exception of the state, owning volumes of certain types of petroleum products situated in the territory of metropolitan France.

7)	OTHER INCOME AND OTHER EXPENSE

For the year ended December 31, (M€)	2013	2012	2011
Gains on disposal of assets	1,501	1,321	1,650
Foreign exchange gains	6	26	118
Other	218	115	178
Other income	1,725	1,462	1,946
Losses on disposal of assets	(1,433)	—	—
Foreign exchange losses	—	—	—
Amortization of other intangible assets (excl. mineral interests)	(219)	(250)	(592)
Other	(453)	(665)	(655)
Other expense	(2,105)	(915)	(1,247)

Other income

In 2013, gains on disposals were mainly related to the sale of Transport et Infrastructures Gaz France (TIGF) and the sales of interests in the Upstream segment: 25% interest in the Tempa Rossa field in Italy and all interests in Trinidad & Tobago (see Note 3 to the Consolidated Financial Statements).

In 2012, gains and losses on disposal of assets were mainly related to the sale of the interest in Sanofi and to the sale of assets in the Upstream segment (sales in Colombia (see Note 3 to the Consolidated Financial Statements), Great Britain and Nigeria).

In 2011, gains and losses on disposal of assets were mainly related to the sale of the interest in CEPSA, to the sale of assets in the Upstream segment (especially the sale of 10% Group’s interest in the Colombian pipeline OCENSA) and to the sale of photocure and coatings resins businesses (see Note 3 to the Consolidated Financial Statements).

Other expense

In 2013, the loss on disposals is mainly related to the sale to Suncor Energy Inc. of TOTAL’s 49% interest in the Voyageur upgrader project in Canada (see Note 3 to the Consolidated Financial Statements). The heading “Other” mainly consists of €212 million of restructuring charges in the Upstream, Refining & Chemicals and Marketing & Services segments.

In 2012, the heading “Other” was mainly comprised of a provision for the amount of $398 million in relation to a transaction in progress with the United States Securities and Exchange Commission (SEC) and the Department of Justice (DoJ) in the United States (see Note 32 to the Consolidated Financial Statements).

In 2011, the heading “Other” was mainly comprised of €243 million of restructuring charges in the Upstream, Refining & Chemicals and Marketing & Services segments.

8)	OTHER FINANCIAL INCOME AND EXPENSE

As of December 31, (M€)	2013	2012	2011
Dividend income on non-consolidated subsidiaries	152	223	330
Capitalized financial expenses	259	248	171
Other	113	87	108
Other financial income	524	558	609
Accretion of asset retirement obligations	(439)	(405)	(344)
Other	(90)	(94)	(85)
Other financial expense	(529)	(499)	(429)

9) INCOME TAXES

TOTAL S.A. is taxed in accordance with the common French tax regime.

Since August 2012, an additional tax to corporate income tax of 3% is due on dividends distributed by French companies or foreign organizations subject to corporate income tax in France. This tax is liable on amounts distributed, the payment of which was due from August 17, 2012, the effective date of the law.

The impact of this additional tax for the Group is a charge of €161 million in 2013 and of €120 million in 2012. This additional tax is not tax deductible.

In addition, no deferred tax is recognized for the temporary differences between the carrying amounts and tax bases of investments in foreign subsidiaries which are considered to be permanent investments. Undistributed earnings from foreign subsidiaries considered to be reinvested indefinitely amounted to €31,097 million as of December 31, 2013. The determination of the tax effect relating to such reinvested income is not practicable.

No deferred tax is recognized on unremitted earnings (approximately €28,195 million) of the Group’s French subsidiaries since the remittance of such earnings would be tax exempt for the subsidiaries in which the Company owns 95% or more of the outstanding shares.

Income taxes are detailed as follows:

For the year ended December 31, (M€)	2013	2012	2011
Current income taxes	(10,246)	(12,430)	(12,495)
Deferred income taxes	(864)	(605)	(1,596)
Total income taxes	(11,110)	(13,035)	(14,091)

Before netting deferred tax assets and liabilities by fiscal entity, the components of deferred tax balances are as follows:

As of December 31, (M€)	2013	2012	2011
Net operating losses and tax carry forwards	3,325	2,247	1,584
Employee benefits	1,190	1,583	1,329
Other temporary non-deductible provisions	4,373	3,816	3,521
Gross deferred tax assets	8,888	7,646	6,434
Valuation allowance	(1,462)	(719)	(667)
Net deferred tax assets	7,426	6,927	5,767
Excess tax over book depreciation	(15,190)	(14,083)	(12,831)
Other temporary tax deductions	(2,369)	(2,697)	(2,721)
Gross deferred tax liability	(17,559)	(16,780)	(15,552)
Net deferred tax liability	(10,133)	(9,853)	(9,785)

Carried forward tax losses on net operating losses in the table above for €3,325 million as of December 31, 2013, includes notably Belgium for €575 million, France for €567 million and the United States for €476 million.

The impairment of deferred tax assets in the table above for €1,426 million as of December 31, 2013, relates notably to France for an amount of €365 million and to Belgium for an amount of €337 million.

After netting deferred tax assets and liabilities by fiscal entity, deferred taxes are presented on the balance sheet as follows:

As of December 31, (M€)	2013	2012	2011
Deferred tax assets, non-current	2,810	2,279	2,070
Deferred tax liabilities, non-current	(12,943)	(12,132)	(11,855)
Net amount	(10,133)	(9,853)	(9,785)

The net deferred tax variation in the balance sheet is analyzed as follows:

As of December 31, (M€)	2013	2012	2011
Opening balance	(9,853)	(9,785)	(7,921)
Deferred tax on income	(864)	(605)	(1,596)
Deferred tax on shareholders’ equity(a)	(263)	425	136
Changes in scope of consolidation(b)	113	69	(17)
Currency translation adjustment	734	43	(387)
Closing balance	(10,133)	(9,853)	(9,785)

(a)	This amount includes mainly deferred taxes on actuarial gains and losses, current income taxes and deferred taxes for changes in fair value of listed securities classified as financial assets available for sale, as well as deferred taxes related to cash flow hedges (see Note 17 to the Consolidated Financial Statements).
(b)	Changes in scope of consolidation include, as of December 31, 2013, the impact of reclassifications in assets classified as held for sale and liabilities directly associated with the assets classified as held for sale for €219 million.

Reconciliation between provision for income taxes and pre-tax income:

For the year ended December 31, (M€)	2013	2012	2011
Consolidated net income	8,661	10,756	12,614
Provision for income taxes	11,110	13,035	14,091
Pre-tax income	19,771	23,791	26,705
French statutory tax rate	38.00%	36.10%	36.10%
Theoretical tax charge	(7,513)	(8,589)	(9,641)
Difference between French and foreign income tax rates	(4,616)	(5,944)	(5,739)
Tax effect of equity in income (loss) of affiliates	977	726	695
Permanent differences	852	811	889
Adjustments on prior years income taxes	—	82	(19)
Adjustments on deferred tax related to changes in tax rates	2	(69)	(201)
Changes in valuation allowance of deferred tax assets	(812)	(52)	(71)
Other	—	—	(4)
Net provision for income taxes	(11,110)	(13,035)	(14,091)

The difference between the French tax rate and the tax rates of foreign subsidiaries is mainly due to the taxation of profits made by the Group in countries where it conducts its exploration and production activities at higher tax rates than French tax rates.

The French statutory tax rate includes the standard corporate tax rate (33.33%) and additional applicable taxes that bring the overall tax rate to 38.00% in 2013 (versus 36.10% in 2012 and 2011).

Permanent differences are mainly due to impairment of goodwill and to dividends from non-consolidated companies as well as the specific taxation rules applicable to certain activities.

Net operating losses and carried forward tax credits

Deferred tax assets related to carried forward tax credits on net operating losses expire in the following years:

	2013		2012		2011
As of December 31, (M€)	Basis	Tax	Basis	Tax	Basis	Tax
2012	—	—	—		242	115
2013	—	—	316	150	171	81
2014	356	171	249	116	104	47
2015	270	129	167	75	8	2
2016(a)	164	76	26	8	2,095	688
2017(b)	410	134	3,187	971	—	—
2018 and after	3,216	966	—	—	—	—
Unlimited	5,506	1,849	3,049	927	2,119	651
Total	9,922	3,325	6,994	2,247	4,739	1,584

(a)	Net operating losses and carried forward tax credits in 2016 and after for 2011.
(b)	Net operating losses and carried forward tax credits in 2017 and after for 2012.

10) INTANGIBLE ASSETS

As of December 31, 2013 (M€)	Cost	Amortization and impairment	Net
Goodwill	1,845	(937)	908
Proved mineral interests	8,926	(3,628)	5,298
Unproved mineral interests	7,563	(1,295)	6,268
Other intangible assets	3,609	(2,742)	867
Total intangible assets	21,943	(8,602)	13,341

As of December 31, 2012 (M€)	Cost	Amortization and impairment	Net
Goodwill	1,852	(963)	889
Proved mineral interests	8,803	(3,291)	5,512
Unproved mineral interests	6,416	(913)	5,503
Other intangible assets	3,571	(2,617)	954
Total intangible assets	20,642	(7,784)	12,858

As of December 31, 2011 (M€)	Cost	Amortization and impairment	Net
Goodwill	1,903	(993)	910
Proved mineral interests	8,319	(2,626)	5,693
Unproved mineral interests	5,400	(555)	4,845
Other intangible assets	3,377	(2,412)	965
Total intangible assets	18,999	(6,586)	12,413

Changes in net intangible assets are analyzed in the following table:

(M€)	Net amount as of January 1,	Acquisitions	Disposals	Amortization and impairment	Currency translation adjustment	Other	Net amount as of December 31,
2013	12,858	2,746	(292)	(1,150)	(602)	(219)	13,341
2012	12,413	2,466	(58)	(1,439)	(163)	(361)	12,858
2011	8,917	2,504	(428)	(991)	358	2,053	12,413

In 2013, the heading “Other” mainly includes mineral interests in Utica reclassified into acquisitions for €(455) million, the reclassification of assets in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations” for €(70) million (see Note 34 to the Consolidated Financial Statements) and the reversal of the reclassification under IFRS 5 as at December 31, 2012 for €249 million corresponding to disposals.

In 2012, the heading “Other” mainly included the reclassification of assets in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations” for €(333) million (see Note 34 to the Consolidated Financial Statements).

In 2011, the heading “Other” mainly included Chesapeake’s Barnett shale mineral interests reclassified into the acquisitions for €(649) million, the not yet paid part of the acquisition of Chesapeake’s mineral interests in Utica for €1,216 million, the reclassification of Joslyn’s mineral interests sold in 2011 and formerly classified in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations” for €384 million, and €697 million related to the acquisition of SunPower.

A summary of changes in the carrying amount of goodwill by business segment for the year ended December 31, 2013 is as follows:

(M€)	Net goodwill as of January 1, 2013	Increases	Impairments	Other	Net goodwill as of December 31, 2013
Upstream	2	—	—	—	2
Refining & Chemicals	788	63	—	(35)	816
Marketing & Services	74	—	—	(9)	65
Corporate	25	—	—	—	25
Total	889	63	—	(44)	908

11) PROPERTY, PLANT AND EQUIPMENT

As of December 31, 2013 (M€)	Cost	Depreciation and impairment	Net
Upstream properties
Proved properties	97,534	(60,489)	37,045
Unproved properties	1,038	—	1,038
Work in progress	25,138	(41)	25,097
Subtotal	123,710	(60,530)	63,180
Other property, plant and equipment
Land	1,339	(422)	917
Machinery, plant and equipment (including transportation equipment)	25,537	(19,508)	6,029
Buildings	6,563	(4,257)	2,306
Work in progress	1,680	(337)	1,343
Other	7,046	(5,062)	1,984
Subtotal	42,165	(29,586)	12,579
Total property, plant and equipment	165,875	(90,116)	75,759

As of December 31, 2012 (M€)	Cost	Depreciation and impairment	Net
Upstream properties
Proved properties	87,896	(57,832)	30,064
Unproved properties	229	—	229
Work in progress	26,645	(172)	26,473
Subtotal	114,770	(58,004)	56,766
Other property, plant and equipment
Land	1,354	(407)	947
Machinery, plant and equipment (including transportation equipment)	25,501	(19,458)	6,043
Buildings	6,489	(4,172)	2,317
Work in progress	1,732	(277)	1,455
Other	6,840	(5,036)	1,804
Subtotal	41,916	(29,350)	12,566
Total property, plant and equipment	156,686	(87,354)	69,332

As of December 31, 2011 (M€)	Cost	Depreciation and impairment	Net
Upstream properties
Proved properties	84,222	(54,589)	29,633
Unproved properties	209	—	209
Work in progress	21,190	(15)	21,175
Subtotal	105,621	(54,604)	51,017
Other property, plant and equipment
Land	1,346	(398)	948
Machinery, plant and equipment (including transportation equipment)	25,838	(18,349)	7,489
Buildings	6,241	(4,131)	2,110
Work in progress	1,534	(306)	1,228
Other	6,564	(4,899)	1,665
Subtotal	41,523	(28,083)	13,440
Total property, plant and equipment	147,144	(82,687)	64,457

Changes in net property, plant and equipment are analyzed in the following table:

(M€)	Net amount as of January 1,	Acquisitions	Disposals	Depreciation and impairment	Currency translation adjustment	Other	Net amount as of December 31,
2013	69,332	19,654	(2,129)	(8,908)	(3,633)	1,443	75,759
2012	64,457	17,439	(633)	(9,042)	(409)	(2,480)	69,332
2011	54,964	15,443	(1,489)	(7,636)	1,692	1,483	64,457

In 2013, the heading “Disposals” mainly includes the impact of sales of assets in the Upstream segment (sale of the Voyageur Upgrader project in Canada and the sale of TOTAL’s interests in the Tempa Rossa field in Italy).

In 2013, the heading “Depreciation and impairment” includes the impact of impairments of assets recognized for €792 million (see Note 4D to the Consolidated Financial Statements).

In 2013, the heading “Other” principally corresponds to the increase of the asset for site restitution for an amount of €2,069 million. It also includes €(405) million related to the reclassification of assets classified in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations” and €(155) million related to the sale of the fertilizing businesses in Europe.

In 2012, the heading “Disposals” mainly included the impact of sales of assets in the Upstream segment in Great Britain, Norway and Nigeria.

In 2012, the heading “Depreciation and impairment” included the impact of impairments of shale gas assets in the Barnett basin recognized for €1,134 million (see Note 4E to the Consolidated Financial Statements).

In 2012, the heading “Other” principally included the reclassification of assets in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations” for an amount of €2,992 million.

In 2011, the heading “Disposals” mainly included the impact of sales of assets in the Upstream segment (disposal of the interests in Gassled in Norway and in Joslyn’s field in Canada) and in the Marketing & Services segment (disposal of Marketing assets in the United Kingdom) (see Note 3 to the Consolidated Financial Statements).

In 2011, the heading “Depreciation and impairment” included the impact of impairments of assets recognized for €781 million (see Note 4D to the Consolidated Financial Statements).

In 2011, the heading “Other” corresponded to the increase of the asset for site restitution for an amount of €653 million. It also included €428 million related to the reclassification of tangible assets of Joslyn and resins businesses sold in 2011 and formerly classified in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations”.

Property, plant and equipment presented above includes the following amounts for facilities and equipment under finance leases that have been capitalized:

As of December 31, 2013 (M€)	Cost	Depreciation and impairment	Net
Machinery, plant and equipment	391	(314)	77
Buildings	54	(26)	28
Other	198	(13)	185
Total	643	(353)	290
As of December 31, 2012 (M€)	Cost	Depreciation and impairment	Net
Machinery, plant and equipment	391	(294)	97
Buildings	54	(26)	28
Other	207	(2)	205
Total	652	(322)	330
As of December 31, 2011 (M€)	Cost	Depreciation and impairment	Net
Machinery, plant and equipment	414	(284)	130
Buildings	54	(25)	29
Other	—	—	—
Total	468	(309)	159

12) EQUITY AFFILIATES: INVESTMENTS AND LOANS

The contribution of equity affiliates in the consolidated balance sheet, consolidated statement of income and consolidated statement of comprehensive income is presented below:

Equity value As of December 31, (M€)	2013	2012	2011
Total Associates	9,946	9,379	9,045
Total Joint ventures	2,281	2,020	1,704
Total	12,227	11,399	10,749
Loans	2,577	2,360	2,246
Total	14,804	13,759	12,995

Equity share in profit/(loss) As of December 31, (M€)	2013	2012	2011
Total Associates	2,438	1,962	1,855
Total Joint ventures	133	48	70
Total	2,571	2,010	1,925

Other comprehensive income As of December 31, (M€)	2013	2012	2011
Total Associates	(684)	95	(34)
Total Joint ventures	(173)	65	19
Total	(857)	160	(15)

In cases where the Group holds less than 20% of the voting rights in another entity, the determination of whether the Group exercises significant influence is also based on other facts and circumstances i.e. representation on the board of directors or an equivalent governing body of the entity, participation in policy-making processes, including participation in decisions relating to dividends or other distributions, significant transactions between the investor and the entity, exchange of management personnel, or provision of essential technical information.

Information (100% gross) relating to significant associates is as follows:

Upstream

	Novatek(a)			Liquefaction entities			PetroCedeño
(M€)	2013	2012	2011	2013	2012	2011	2013	2012	2011
Non current assets	9,874	8,689	6,508	22,971	23,307	24,396	4,542	4,604	4,518
Current assets	2,051	1,252	1,611	5,572	5,669	4,726	3,668	3,410	2,596
Total Assets	11,925	9,941	8,119	28,543	28,976	29,122	8,210	8,014	7,114
Shareholder’s equity	7,746	7,040	4,478	16,863	15,855	16,586	4,047	4,228	4,067
Non current liabilities	3,578	2,060	2,271	8,320	9,615	9,939	135	158	181
Current liabilities	601	841	1,370	3,360	3,506	2,597	4,028	3,628	2,866
Total Liabilities	11,925	9,941	8,119	28,543	28,976	29,122	8,210	8,014	7,114
Revenues from sales	7,044	5,463	3,094	29,160	29,807	23,858	3,100	3,664	3,133
Net income	1,993	2,914	845	10,828	10,851	10,112	452	406	181
Other comprehensive income	(837)	137	(114)	(751)	(64)	92	(185)	—	—
% owned	16.96%	15.34%	14.09%				30.32%	30.32%	30.32%
Revaluation identifiable assets on equity affiliates	2,570	2,735	2,737	—	—	—	—	—
Equity value	3,884	3,815	3,368	2,627	2,310	2,369	1,227	1,282	1,233
Equity share in profit/(loss)	167	34	24	1,526	1,377	1,290	137	123	55
Equity other comprehensive income	(448)	113	(96)	(116)	(7)	11	(56)	—	—
Dividends paid to the Group	77	69	21	1,189	1,485	1,272	137	47	—

(a)	Information includes estimates at the date of Total’s financial statements.

Novatek, listed in Moscow and London, is the 2nd largest producer of natural gas in Russia. The Group share of Novatek’s market value amounted to €4,542 million as at December 31, 2013.

The Group’s interests in associates operating liquefaction plants are combined. The amounts include investments in; Nigeria LNG (15.00%), Angola LNG Ltd. (13.60%), Yemen LNG Co (39.62%), Qatargas (10.00%), Qatar Liquefied Gas Company Limited II — Train B (16.70%), Oman LNG (5.54%), Brass LNG (17.00%) and Abu Dhabi Gas Lc (5.00%).

PetroCedeño produces and upgrades extra-heavy crude oil in Venezuela.

Refining & Chemicals

	Saudi Aramco Total Refining & Petrochemicals			Qatar
(M€)	2013	2012	2011	2013	2012	2011
Non current assets	8,960	7,867	5,893	2,079	1,941	1,964
Current assets	965	74	264	926	823	778
Total Assets	9,925	7,941	6,157	3,005	2,764	2,742
Shareholder’s equity	1,077	472	325	1,906	1,721	1,477
Non current liabilities	7,571	7,013	4,835	349	686	994
Current liabilities	1,277	456	997	750	357	271
Total Liabilities	9,925	7,941	6,157	3,005	2,764	2,742
Revenues from sales	—	—	—	1,627	1,446	1,297
Net income	(67)	(77)	(80)	760	720	645
Other comprehensive income	(45)	(8)	21	(86)	(31)	62
% owned	37.50%	37.50%	37.50%
Revaluation identifiable assets on equity affiliates	—	—	—	—	—	—
Equity value	404	177	121	579	513	376
Equity share in profit/(loss)	(25)	(29)	(30)	261	234	187
Equity other comprehensive income	(17)	(3)	8	(26)	(8)	19
Dividends paid to the Group	—	—	—	169	89	76

Saudi Aramco Total Refining & Petrochemicals is an entity including a refinery in Jubail, Saudi Arabia, with a capacity of 400,000 barrels/day with integrated petrochemical units.

The Group’s interests in associates of the Refining & Chemicals segment, operating steam crackers and polyethylene lines in Qatar have been combined: Qatar Petrochemical Company Ltd. (20.00%) and Qatofin (49.09%).

The information (100% gross) relating to significant joint ventures is as follows:

	Liquefaction entities (Upstream)			Samsung Total Petrochemicals (Refining & Chemicals)
(M€)	2013	2012	2011	2013	2012	2011
Non current assets	9,114	3,427	913	2,744	2,022	1,626
Current assets exluding cash and cash equivalents	38	99	60	968	918	780
Cash and cash equivalents	260	143	8	114	90	242
Total Assets	9,412	3,669	981	3,826	3,030	2,648
Shareholder’s equity	625	904	662	1,694	1,516	1,412
Other non current liabilities	5	5	10	60	52	38
Non current financial debts	7,756	1,867	83	1,002	682	454
Other current liabilities	1,026	893	76	512	468	508
Current financial debts	—	—	150	558	312	236
Total Liabilities	9,412	3,669	981	3,826	3,030	2,648
Revenues from sales	5	—	—	5,412	5,004	4,432
Depreciation and amortisation	—	—	—	(150)	(166)	(130)
Interest income	—	—	—	—	—	—
Interest expense	—	—	—	(16)	(26)	(20)
Income taxes	—	—	—	(74)	(58)	(62)
Net income	(70)	(63)	(29)	284	136	228
Other comprehensive income	(247)	2	41	(40)	88	(10)
% owned				50.00%	50.00%	50.00%
Revaluation identifiable assets on equity affiliates	709	587	430	—	—	—
Equity value	844	781	576	847	758	706
Equity share in profit/(loss)	(16)	(13)	(7)	142	68	114
Equity other comprehensive income	(140)	21	26	(20)	44	(5)
Dividends paid to the Group	—	—	—	34	59	49

The Group’s interests in joint ventures operating liquefaction plants have been combined. The amounts include investments in Yamal LNG in Russia (20.02% direct holding) and Ichthys LNG in Australia (30.00%).

Samsung Total Petrochemicals is a South Korean company that operates a petrochemical complex in Daesan, South Korea (condensate separator, steam cracker, styrene, paraxylene, polyolefins).

Off balance sheet commitments relating to joint ventures are disclosed in Note 23 of the Consolidated Financial Statements.

In Group share, the main aggregated financial items in equity consolidated affiliates, and that have not been presented individually are as follows:

	2013		2012		2011
As of December 31, (M€)	Associates	Joint ventures	Associates	Joint ventures	Associates	Joint ventures
Non current assets	2,914	1,059	2,512	714	2,709	673
Current assets	1,086	1,103	927	1,001	1,125	1,036
Total Assets	4,000	2,162	3,439	1,715	3,834	1,709
Shareholder’s equity	1,225	590	1,282	481	1,577	423
Non current liabilities	1,614	761	1,306	526	1,272	438
Current liabilities	1,161	811	851	708	985	848
Total Liabilities	4,000	2,162	3,439	1,715	3,834	1,709

	2013		2012		2011
As of December 31, (M€)	Associates	Joint ventures	Associates	Joint ventures	Associates	Joint ventures
Revenues from sales	2,944	4,150	2,984	3,934	5,429	3,415
Net income	372	7	223	(7)	329	(37)
Other comprehensive income	(21)	13	—	—	24	(2)
Equity value	1,225	590	1,282	481	1,577	423
Dividends paid to the Groupe	336	36	425	32	367	22

The equity value of the Group’s share in Shtokman Development AG amounts to €254 million as of December 31, 2013.

In 2007, TOTAL and Gazprom signed an agreement for the first phase of development of the Shtokman gas and condensates offshore field located in the Barents Sea. A joint venture, Shtokman Development AG (“SDAG”) (TOTAL, 25%) was created in 2008 to design, build, finance and operate this first phase based on an initial development plan intended to produce 23.7 Bm3/y (0.4 Mboe/d) of gas, with half of the gas being piped to Europe and the other half being exported as LNG.

The studies performed on the Shtokman project demonstrated that initially selected technical solutions had too high capital and operating costs to provide an acceptable return on investment, and led the partners at the first quarter 2012 to redefine the development plan for LNG production only.

Within this framework, TOTAL and Gazprom are pursuing discussions so as to conclude a new agreement reflecting the revised development scheme and replacing the previous agreement of 2007 expired since July 1, 2012. In parallel, TOTAL and Gazprom are pursuing dialogue on technical studies to achieve an economically viable project.

13) OTHER INVESTMENTS

The investments detailed below are classified as “Financial assets available for sale” (see Note 1 paragraph M(ii) to the Consolidated Financial Statements).

As of December 31, 2013 (M€)	Carrying amount	Unrealized gain (loss)	Balance sheet value
Areva(a)	37	32	69
CME Group	1	10	11
Olympia Energy Fund — energy investment fund	36	(7)	29
Gevo	5	—	5
Other publicly traded equity securities	1	1	2
Total publicly traded equity securities(b)	80	36	116
BBPP	58	—	58
BTC Limited	104	—	104
Other equity securities	929	—	929
Total other equity securities(b)	1,091	—	1,091
Other investments	1,171	36	1,207

As of December 31, 2012 (M€)	Carrying amount	Unrealized gain (loss)	Balance sheet value
Areva(a)	37	10	47
CME Group	1	7	8
Olympia Energy Fund — energy investment fund	38	(6)	32
Gevo	3	—	3
Other publicly traded equity securities	1	—	1
Total publicly traded equity securities(b)	80	11	91
BBPP	61	—	61
Ocensa	83	—	83
BTC Limited	119	—	119
Other equity securities	836	—	836
Total other equity securities(b)	1,099	—	1,099
Other investments	1,179	11	1,190

As of December 31, 2011 (M€)	Carrying amount	Unrealized gain (loss)	Balance sheet value
Sanofi	2,100	351	2,451
Areva(a)	69	1	70
Arkema	—	—	—
Chicago Mercantile Exchange Group	1	6	7
Olympia Energy Fund — energy investment fund	38	(5)	33
Gevo	15	(3)	12
Other publicly traded equity securities	3	(1)	2
Total publicly traded equity securities(b)	2,226	349	2,575
BBPP	62	—	62
Ocensa(c)	85	—	85
BTC Limited	132	—	132
Other equity securities	820	—	820
Total other equity securities(b)	1,099	—	1,099
Other investments	3,325	349	3,674

(a)	Unrealized gain based on the investment certificate.
(b)	Including cumulative impairments of €722 million in 2013, €669 million in 2012 and €604 million in 2011.
(c)	End of the accounting for by the equity method of Ocensa in July 2011 (see Note 3 to the Consolidated Financial Statements).

14) OTHER NON-CURRENT ASSETS

As of December 31, 2013 (M€)	Gross value	Valuation allowance	Net value
Loans and advances(a)	2,953	(361)	2,592
Other	603	—	603
Total	3,556	(361)	3,195

As of December 31, 2012 (M€)	Gross value	Valuation allowance	Net value
Loans and advances(a)	2,593	(386)	2,207
Other	456	—	456
Total	3,049	(386)	2,663

As of December 31, 2011 (M€)	Gross value	Valuation allowance	Net value
Loans and advances(a)	2,454	(399)	2,055
Other	402	—	402
Total	2,856	(399)	2,457

(a)	Excluding loans to equity affiliates.

Changes in the valuation allowance on loans and advances are detailed as follows:

For the year ended December 31, (M€)	Valuation allowance as of January 1,	Increases	Decreases	Currency translation adjustment and other variations	Valuation allowance as of December 31,
2013	(386)	(16)	7	34	(361)
2012	(399)	(16)	18	11	(386)
2011	(464)	(25)	122	(32)	(399)

15) INVENTORIES

As of December 31, 2013 (M€)	Gross value	Valuation allowance	Net value
Crude oil and natural gas	3,274	(18)	3,256
Refined products	6,430	(111)	6,319
Chemicals products	1,172	(78)	1,094
Trading inventories	3,191	—	3,191
Other inventories	2,697	(534)	2,163
Total	16,764	(741)	16,023

As of December 31, 2012 (M€)	Gross value	Valuation allowance	Net value
Crude oil and natural gas	3,044	(17)	3,027
Refined products	7,169	(86)	7,083
Chemicals products	1,440	(94)	1,346
Trading inventories	3,782	—	3,782
Other inventories	2,620	(461)	2,159
Total	18,055	(658)	17,397

As of December 31, 2011 (M€)	Gross value	Valuation allowance	Net value
Crude oil and natural gas	3,791	(24)	3,767
Refined products	7,483	(36)	7,447
Chemicals products	1,489	(103)	1,386
Trading inventories	3,233	—	3,233
Other inventories	2,695	(406)	2,289
Total	18,691	(569)	18,122

Changes in the valuation allowance on inventories are as follows:

For the year ended December 31, (M€)	Valuation allowance as of January 1,	Increase (net)	Currency translation adjustment and other variations	Valuation allowance as of December 31,
2013	(658)	(119)	36	(741)
2012	(569)	(96)	7	(658)
2011	(445)	(83)	(41)	(569)

16) ACCOUNTS RECEIVABLE AND OTHER CURRENT ASSETS

As of December 31, 2013 (M€)	Gross value	Valuation allowance	Net value
Accounts receivable	17,523	(539)	16,984
Recoverable taxes	2,482	—	2,482
Other operating receivables	7,303	(112)	7,191
Prepaid expenses	1,075	—	1,075
Other current assets	50	—	50
Other current assets	10,910	(112)	10,798

As of December 31, 2012 (M€)	Gross value	Valuation allowance	Net value
Accounts receivable	19,678	(472)	19,206
Recoverable taxes	2,796	—	2,796
Other operating receivables	6,416	(258)	6,158
Prepaid expenses	1,085	—	1,085
Other current assets	47	—	47
Other current assets	10,344	(258)	10,086

As of December 31, 2011 (M€)	Gross value	Valuation allowance	Net value
Accounts receivable	20,532	(483)	20,049
Recoverable taxes	2,398	—	2,398
Other operating receivables	7,750	(283)	7,467
Prepaid expenses	840	—	840
Other current assets	62	—	62
Other current assets	11,050	(283)	10,767

Changes in the valuation allowance on “Accounts receivable” and “Other current assets” are as follows:

For the year ended December 31, (M€)	Valuation allowance as of January 1,	Increase (net)	Currency translation adjustments and other variations	Valuation allowance as of December 31,
Accounts receivable
2013	(472)	(88)	21	(539)
2012	(483)	(56)	67	(472)
2011	(476)	4	(11)	(483)
Other current assets
2013	(258)	122	24	(112)
2012	(283)	26	(1)	(258)
2011	(136)	(132)	(15)	(283)

As of December 31, 2013, the net portion of the overdue receivables included in “Accounts receivable” and “Other current assets” was €2,764 million, of which €1,135 million was due in less than 90 days, €434 million was due between 90 days and 6 months, €547 million was due between 6 and 12 months and €648 million was due after 12 months.

As of December 31, 2012, the net portion of the overdue receivables included in “Accounts receivable” and “Other current assets” was €3,442 million, of which €2,025 million was due in less than 90 days, €679 million was due between 90 days and 6 months, €260 million was due between 6 and 12 months and €478 million was due after 12 months.

As of December 31, 2011, the net portion of the overdue receivables included in “Accounts receivable” and “Other current assets” was €3,556 million, of which €1,857 million was due in less than 90 days, €365 million was due between 90 days and 6 months, €746 million was due between 6 and 12 months and €588 million was due after 12 months.

17) SHAREHOLDERS’ EQUITY

Number of TOTAL shares

The Company’s common shares, par value €2.50, as of December 31, 2013 are the only category of shares. Shares may be held in either bearer or registered form.

Double voting rights are granted to holders of shares that are fully-paid and held in the name of the same shareholder for at least two years, with due consideration for the total portion of the share capital represented. Double voting rights are also assigned to restricted shares in the event of an increase in share capital by incorporation of reserves, profits or premiums based on shares already held that are entitled to double voting rights.

Pursuant to the Company’s bylaws (Statutes), no shareholder may cast a vote at a shareholders’ meeting, either by himself or through an agent, representing more than 10% of the total voting rights for the Company’s shares. This limit applies to the aggregated amount of voting rights held directly, indirectly or through voting proxies. However, in the case of double voting rights, this limit may be extended to 20%.

These restrictions no longer apply if any individual or entity, acting alone or in concert, acquires at least two-thirds of the total share capital of the Company, directly or indirectly, following a public tender offer for all of the Company’s shares.

The authorized share capital amounts to 3,417,495,344 shares as of December 31, 2013 compared to 3,421,533,930 shares as of December 31, 2012 and 3,446,401,650 shares as of December 31, 2011.

Variation of the share capital

As of December 31, 2010		2,349,640,931
Shares issued in connection with:	Capital increase reserved for employees	8,902,717
	Exercise of TOTAL share subscription options	5,223,665
As of December 31, 2011		2,363,767,313
Shares issued in connection with:	Capital increase as part of a global free share plan intended for the Group employees	1,366,950
	Exercise of TOTAL share subscription options	798,883
As of December 31, 2012		2,365,933,146
Shares issued in connection with:	Capital increase reserved for employees	10,802,215
	Exercise of TOTAL share subscription options	942,799
As of December 31, 2013(a)		2,377,678,160

(a)	Including 109,214,448 treasury shares deducted from consolidated shareholders’ equity.

The variation of both weighted-average number of shares and weighted-average number of diluted shares respectively used in the calculation of earnings per share and fully-diluted earnings per share is detailed as follows:

	2013	2012	2011
Number of shares as of January 1,	2,365,933,146	2,363,767,313	2,349,640,931
Number of shares issued during the year (pro rated)
Exercise of TOTAL share subscription options	248,606	663,429	3,412,123
Exercise of TOTAL share purchase options	—	—	—
TOTAL performance shares	1,197,228	991,126	978,503
Global free TOTAL share plan(a)	227	683,868	506
Capital increase reserved for employees	7,201,477	—	5,935,145
TOTAL shares held by TOTAL S.A. or by its subsidiaries and deducted from shareholders’ equity	(110,230,889)	(110,304,173)	(112,487,679)
Weighted-average number of shares	2,264,349,795	2,255,801,563	2,247,479,529
Dilutive effect
TOTAL share subscription and purchase options	554,224	247,527	470,095
TOTAL performance shares	4,924,693	7,748,805	6,174,808
Global free TOTAL share plan(a)	852,057	1,703,554	2,523,233
Capital increase reserved for employees	862,889	1,134,296	303,738
Weighted-average number of diluted shares	2,271,543,658	2,266,635,745	2,256,951,403

(a)	The Board of Directors approved on May 21, 2010 the implementation and conditions of a global free share plan intended for the Group employees.

Capital increase reserved for Group employees

The Combined General Meeting of May 11, 2012, in its seventeenth resolution, delegated to the Board of Directors the authority to carry out in one or more occasions within a maximum period of twenty-six months, a capital increase reserved for employees belonging to an employee savings plan.

The Combined General Meeting of May 11, 2012, in its eighteenth resolution, also delegated to the Board of Directors the powers necessary to accomplish in one or more occasions within a maximum period of eighteen months, a capital increase with the objective of providing employees with their registered office located outside France with benefits comparable to those granted to the employees included in the seventeenth resolution of the Combined General Meeting of May 11, 2012.

Pursuant to these delegations, the Board of Directors, during its September 18, 2012, meeting, decided to proceed with a capital increase reserved for employees that included a classic offering and a leveraged offering depending on the employees’ choice, within the limit of 18 million shares with dividend rights as of January 1,

2012. This capital increase resulted in the subscription of 10,802,215 shares with a par value of €2.5 at a unit price of €30.70. The issuance of the shares was acknowledged on April 25, 2013.

The prior capital increase reserved for employees of the Group was decided by the Board of Directors on October 28, 2010, under the terms of the authorization of the Combined General Meeting of May 21, 2010, and resulted in the subscription of 8,902,717 shares with a par value of €2.5 at a unit price of €34.80. The issuance of the shares was acknowledged on April 28, 2011.

Capital increase as part of a global free share plan intended for Group employees

The Shareholders’ Meeting held on May 16, 2008, in its seventeenth resolution, delegated to the Board of Directors the authority to grant, in one or more occasions within a maximum period of thirty-eight months, restricted shares to employees and executive officers of the Company or companies outside France affiliated with the Company, within a limit of 0.8% of the outstanding share capital of the Company as of the date of the decision of the Board of Directors to grant such shares.

Pursuant to this delegation, the Board of Directors, during its May 21, 2010 meeting, determined the terms of a global free share plan intended for Group employees and granted the Chairman and Chief Executive Officer all powers necessary to implement this plan.

As a result, on July 2, 2012, the Chairman and Chief Executive Officer of the Group acknowledged the issuance and the final allocation of 1,366,950 ordinary shares with a nominal value of €2.50 to beneficiaries designated by the terms defined by the Board of Directors meeting held on May 21, 2010.

On December 31, 2013, 873,475 additional shares may be issued as part of this plan.

Share cancellation

The Group did not proceed with a reduction of capital by cancellation of shares held by the Company during the fiscal years 2011, 2012 and 2013.

Treasury shares (TOTAL shares held by TOTAL S.A.)

As of December 31, 2013, TOTAL S.A. holds 8,883,180 of its own shares, representing 0.37% of its share capital, detailed as follows:

•	8,764,020 shares allocated to TOTAL share grant plans for Group employees; and

•	119,160 shares intended to be allocated to new TOTAL share purchase option plans or to new share grant plans.

These shares are deducted from the consolidated shareholders’ equity.

As of December 31, 2012, TOTAL S.A. holds 8,060,371 of its own shares, representing 0.34% of its share capital, detailed as follows:

•	7,994,470 shares allocated to TOTAL share grant plans for Group employees; and

•	65,901 shares intended to be allocated to new TOTAL share purchase option plans or to new share grant plans.

These shares are deducted from the consolidated shareholders’ equity.

As of December 31, 2011, TOTAL S.A. held 9,222,905 of its own shares, representing 0.39% of its share capital, detailed as follows:

•	6,712,528 shares allocated to TOTAL share grant plans for Group employees;

•	2,510,377 shares intended to be allocated to new TOTAL share purchase option plans or to new share grant plans.

These shares were deducted from the consolidated shareholders’ equity.

TOTAL shares held by Group subsidiaries

As of December 31, 2013, 2012 and 2011, TOTAL S.A. held indirectly through its subsidiaries 100,331,268 of its own shares, representing 4.22% of its share capital as of December 31, 2013, 4.24% of its share capital as of December 31, 2012 and 4.24% of its share capital as of December 31, 2011 detailed as follows:

•	2,023,672 shares held by a consolidated subsidiary, Total Nucléaire, 100% indirectly controlled by TOTAL S.A.; and

•	98,307,596 shares held by subsidiaries of Elf Aquitaine (Financière Valorgest, Sogapar and Fingestval), 100% indirectly controlled by TOTAL S.A.

These shares are deducted from the consolidated shareholders’ equity.

Dividend

TOTAL S.A. paid on March 21, 2013, the third quarterly interim dividend of €0.59 per share for the fiscal year 2012 (the ex-dividend date was March 18, 2013). TOTAL S.A. also paid on June 27, 2013, the balance of the dividend of €0.59 per share for the 2012 fiscal year (the ex-dividend date was June 24, 2013).

In addition, TOTAL S.A. paid two quarterly interim dividends for the fiscal year 2013:

•

the first quarterly interim dividend of €0.59 per share for the fiscal year 2013, decided by the Board of Directors on April 25, 2013, was paid on September 27, 2013 (the ex-dividend date was September 24, 2013); and

•

the second quarterly interim dividend of €0.59 per share for the fiscal year 2013, decided by the Board of Directors on July 25, 2013, was paid on December 19, 2013 (the ex-dividend date was December 16, 2013).

The Board of Directors, during its October 30, 2013 meeting, decided to set the third quarterly interim dividend for the fiscal year 2013 at €0.59 per share. This interim dividend will be paid on March 27, 2014 (the ex-dividend date will be March 24, 2014).

A resolution will be submitted at the shareholders’ meeting on May 16, 2014 to pay a dividend of €2.38 per share for the 2013 fiscal year, i.e. a balance of €0.61 per share to be distributed after deducting the three quarterly interim dividends of €0.59 per share that will have already been paid.

Paid-in surplus

In accordance with French law, the paid-in surplus corresponds to premiums related to shares, contributions or mergers of the parent company which can be capitalized or used to offset losses if the legal reserve has reached its minimum required level. The amount of the paid-in surplus may also be distributed subject to taxation except in cases of a refund of shareholder contributions.

As of December 31, 2013, paid-in surplus amounted to €28,020 million (€27,684 million as of December 31, 2012 and €27,655 million as of December 31, 2011).

Reserves

Under French law, 5% of net income must be transferred to the legal reserve until the legal reserve reaches 10% of the nominal value of the share capital. This reserve cannot be distributed to the shareholders other than upon liquidation but can be used to offset losses.

If wholly distributed, the unrestricted reserves of the parent company would be taxed for an approximate amount of €568 million as of December 31, 2013 (€539 million as of December 31, 2012 and €539 million as of December 31, 2011) with regards to additional corporation tax to be applied on regulatory reserves so that they become distributable.

Furthermore, the additional tax to corporate income tax of 3%, due on dividends distributed by French companies or foreign organizations subject to corporate income tax in France, established by the second corrective finance act for 2012 would be payable for an amount of €405 million (€375 million as of December 31, 2012).

Other comprehensive income

Detail of other comprehensive income showing items reclassified from equity to net income is presented in the table below:

For the year ended December 31, (M€)	2013		2012		2011
Actuarial gains and losses		513		(911)		(533)
Tax effect		(216)		362		191
Subtotal items not potentially reclassifiable to profit & loss		297		(549)		(342)
Currency translation adjustment		(2,199)		(702)		1,483
— Unrealized gain/(loss) of the period	(2,216)		(713)		1,420
— Less gain/(loss) included in net income	(17)		(11)		(63)
Available for sale financial assets		25		(338)		337
— Unrealized gain/(loss) of the period	25		63		382
— Less gain/(loss) included in net income	—		401		45
Cash flow hedge		117		65		(84)
— Unrealized gain/(loss) of the period	182		152		(131)
— Less gain/(loss) included in net income	65		87		(47)
Share of other comprehensive income of equity affiliates, net amount		(857)		160		(15)
Other		(4)		(14)		(3)
— Unrealized gain/(loss) of the period	(4)		(14)		(3)
— Less gain/(loss) included in net income	—		—		—
Tax effect		(47)		63		(55)
Subtotal items potentially reclassifiable to profit & loss		(2,965)		(766)		1,663
Total other comprehensive income, net amount		(2,668)		(1,315)		1,321

Tax effects relating to each component of other comprehensive income are as follows:

	2013			2012			2011
For the year ended December 31, (M€)	Pre-tax amount	Tax effect	Net amount	Pre-tax amount	Tax effect	Net amount	Pre-tax amount	Tax effect	Net amount
Actuarial gains and losses	513	(216)	297	(911)	362	(549)	(533)	191	(342)
Subtotal items not potentially reclassifiable to profit & loss	513	(216)	297	(911)	362	(549)	(533)	191	(342)
Currency translation adjustment	(2,199)	—	(2,199)	(702)	—	(702)	1,483	—	1,483
Available for sale financial assets	25	(6)	19	(338)	89	(249)	337	(93)	244
Cash flow hedge	117	(41)	76	65	(26)	39	(84)	38	(46)
Share of other comprehensive income of equity affiliates, net amount	(857)	—	(857)	160	—	160	(15)	—	(15)
Other	(4)	—	(4)	(14)	—	(14)	(3)	—	(3)
Subtotal items potentially reclassifiable to profit & loss	(2,918)	(47)	(2,965)	(829)	63	(766)	1,718	(55)	1,663
Total other comprehensive income	(2,405)	(263)	(2,668)	(1,740)	425	(1,315)	1,185	136	1,321

Non-controlling interests

As of December 31, 2013, no subsidiary has non-controlling interests that would have a material effect on the Group financial statements.

18) EMPLOYEE BENEFITS OBLIGATIONS

Liabilities for employee benefits obligations consist of the following:

As of December 31, (M€)	2013	2012	2011
Pension benefits liabilities	2,244	2,774	2,413
Other benefits liabilities	571	701	628
Restructuring reserves (early retirement plans)	256	269	344
Total	3,071	3,744	3,385
Net liabilities relating to assets held for sale	—	9	—

Description of plans and risk management

The Group operates for the benefit of its current and former employees both defined benefit plans and defined contribution plans.

The Group recognized a charge of €97 million for defined contribution plans in 2013.

The Group’s main defined benefit pension plans are located in France, the United Kingdom, the United States, Belgium and Germany. Their main characteristics, depending on the country-specific regulatory environment, are the following:

•	the benefits are usually based on the final salary and seniority;

•	they are usually funded (pension fund or insurer);

•	they are usually closed to new employees who benefit from defined contribution pension plans; and

•	they are paid in annuity or in lump sum.

The pension benefits include also termination indemnities and early retirement benefits. The other benefits are employer contributions to post-employment medical care.

In order to manage the inherent risks, the Group has implemented a dedicated governance framework to ensure the supervision of the different plans. These governance rules provide for:

•	the Group’s representation in key governance bodies or monitoring committees;

•	the principles of the funding policy;

•

the general investment policy, including for most plans the establishment of a monitoring committee to define and follow the investment strategy and performance and ensure the principles in respect of investment allocation are respected;

•	a procedure for to approve the establishment of new plans or amendment of existing plans

•	principles of administration, communication and reporting

Change in benefit obligations and plan assets

The fair value of the defined benefit obligation and plan assets in the Consolidated Financial Statements is detailed as follows:

	Pension benefits			Other benefits
As of December 31, (M€)	2013	2012	2011	2013	2012	2011
Change in benefit obligation
Benefit obligation at beginning of year	10,893	9,322	8,740	701	628	623
Current service cost	219	180	163	16	14	13
Interest cost	388	429	420	23	29	28
Past service cost	9	204	9	(51)	8	3
Settlements	(68)	—	(111)	(1)	—	—
Plan participants’ contributions	8	9	9	—	—	—
Benefits paid	(540)	(549)	(451)	(34)	(37)	(34)
Actuarial losses (gains)	(273)	1,217	435	(69)	58	(9)
Foreign currency translation and other	(259)	81	108	(14)	1	4
Benefit obligation at year-end	10,377	10,893	9,322	571	701	628
of which plans entirely or partially funded	9,632	9,918	8,277	—	—	—
of which plans not funded	745	975	1,045	571	701	628
Change in fair value of plan assets
Fair value of plan assets at beginning of year	(8,148)	(7,028)	(6,809)	—	—	—
Interest income	(307)	(339)	(338)	—	—	—
Actuarial losses (gains)	(187)	(366)	108	—	—	—
Settlements	69	—	80	—	—	—
Plan participants’ contributions	(8)	(9)	(9)	—	—	—
Employer contributions	(224)	(787)	(347)	—	—	—
Benefits paid	453	452	386	—	—	—
Foreign currency translation and other	163	(71)	(99)	—	—	—
Fair value of plan assets at year-end	(8,189)	(8,148)	(7,028)	—	—	—
Unfunded status	2,188	2,745	2,294	571	701	628
Asset ceiling	21	15	14	—	—	—
Net recognized amount	2,208	2,760	2,308	571	701	628
Pension benefits and other benefits liabilities	2,244	2,774	2,413	571	701	628
Other non-current assets	(36)	(23)	(105)	—	—	—
Net benefit liabilities relating to assets held for sale	—	9	—	—	—	—

The amounts recognized in the consolidated income statement and the consolidated statement of comprehensive income for defined benefit plans are detailed as follows:

	Pension benefits			Other benefits
As of December 31, (M€)	2013	2012	2011	2013	2012	2011
Current service cost	219	180	163	16	14	13
Past service cost	9	204	9	(51)	8	3
Settlements	1	—	(31)	(1)	—	—
Net interest cost	81	90	82	23	29	28
Benefit amounts recognized in Profit & Loss	310	474	223	(13)	51	44
Actuarial (Gains) Losses
— Effect of changes in demographic assumptions	4	32	64	(7)	(1)	(9)
— Effect of changes in financial assumptions	(226)	1,030	419	(51)	67	10
— Effect of experience adjustments	(51)	155	(48)	(11)	(8)	(10)
— Actual return on plan assets (excluding interest income)	(187)	(366)	108	—	—	—
Effect of asset ceiling	16	2	(1)	—	—	—
Benefit amounts recognized in Equity	(444)	853	542	(69)	58	(9)
Total benefit amounts recognized in other comprehensive income	(134)	1,327	765	(82)	109	35

The past service cost recognized in 2012 for €204 million is mainly due to the amendment of certain French plans.

Expected future cash out flow

The average duration of accrued benefits is approximately 15 years for defined pension benefits and 14 years for other benefits. The Group expects to pay contributions of €183 million in respect of funded pension plans in 2014.

Estimated future benefits either financed from plan assets or directly paid by the employer are detailed as follows:

Estimated future payments
As of December 31, (M€)	Pension benefits	Other benefits
2014	566	29
2015	540	29
2016	550	30
2017	583	30
2018	541	30
2019-2023	2,896	159

Asset allocation	Pension benefits
As of December 31,	2013	2012	2011
Equity securities	30%	29%	29%
Debt securities	64%	64%	64%
Monetary	2%	3%	4%
Real estate	4%	4%	3%

Investments on equity and debt markets are quoted on active markets.

Assumptions used to determine benefits obligations		Pension benefits			Other benefits
As of December 31,		2013	2012	2011	2013	2012	2011
Discount rate (weighted average for all regions)		4.14%	3.79%	4.61%	4.14%	3.82%	4.70%
	Of which Euro zone	3.40%	3.20%	4.21%	3.44%	3.19%	4.25%
	Of which United States	4.74%	4.00%	5.00%	4.71%	4.00%	4.97%
	Of which United Kingdom	4.50%	4.25%	4.75%
Inflation rate (weighted average for all regions)		2.67%	2.24%	2.35%
	Of which Euro zone	2.00%	2.00%	2.00%
	Of which United Kingdom	3.50%	2.75%	3.00%

The discount rate retained is determined by reference to the high quality rates for AA-rated corporate bonds for a duration equivalent to that of the obligations. It derives from a benchmark per monetary area of different market data at the closing date.

A 0.5% increase or decrease in discount rates – all other things being equal – would have the following approximate impact on the benefit obligation:

(M€)	0.5% increase	0.5% decrease
Benefit obligation as of December 31, 2013	(728)	827

A 0.5% increase or decrease in inflation rates – all other things being equal – would have the following approximate impact on the benefit obligation:

(M€)	0.5% increase	0.5% decrease
Benefit obligation as of December 31, 2013	497	(454)

19) PROVISIONS AND OTHER NON-CURRENT LIABILITIES

As of December 31, (M€)	2013	2012	2011
Litigations and accrued penalty claims	624	930	572
Provisions for environmental contingencies	841	556	600
Asset retirement obligations	9,287	7,624	6,884
Other non-current provisions	1,104	1,028	1,099
Other non-current liabilities	845	1,447	1,754
Total	12,701	11,585	10,909

In 2013, litigation reserves mainly include a provision of €624 million of which €506 million is in the Upstream, notably in Angola and Nigeria. Other risks and commitments that give rise to contingent liabilities are described in Note 32 to the Consolidated Financial Statements.

In 2013, other non-current provisions mainly include:

•	The contingency reserve related to the Toulouse-AZF plant explosion (civil liability) for €13 million as of December 31, 2013;

•	Provisions related to restructuring activities in the Refining & Chemicals and Marketing & Services segments for €199 million as of December 31, 2013;

•	Provisions for financial risks related to non-consolidated and equity consolidated affiliates for €172 million as of December 31, 2013; and

•	The contingency reserve regarding guarantees granted in relation to solar panels of SunPower for €108 million as of December 31, 2013.

In 2013, other non-current liabilities mainly include debts (whose maturity is more than one year) related to fixed assets acquisitions. This heading is mainly composed of a €92 million debt related to the acquisition of an interest in the liquids-rich area of the Utica shale play (see Note 3 to the Consolidated Financial Statements).

In 2012, litigation reserves mainly included a provision of $398 million in relation to a transaction in progress with the United States Securities and Exchange Commission (SEC) and the Department of Justice (DoJ) in the United States (see Note 32 to the Consolidated Financial Statements). It also included a provision covering risks concerning antitrust investigations related to Arkema for an amount of €17 million as of December 31, 2012. Other risks and commitments that give rise to contingent liabilities are described in Note 32 to the Consolidated Financial Statements.

In 2012, other non-current provisions mainly included:

•	The contingency reserve related to the Toulouse-AZF plant explosion (civil liability) for €17 million as of December 31, 2012;

•	Provisions related to restructuring activities in the Refining & Chemicals and Marketing & Services segments for €196 million as of December 31, 2012;

•	Provisions for financial risks related to non-consolidated and equity consolidated affiliates for €147 million as of December 31, 2012; and

•	The contingency reserve regarding guarantees granted in relation to solar panels of SunPower for €89 million as of December 31, 2012.

In 2012, other non-current liabilities mainly included debts (whose maturity is more than one year) related to fixed assets acquisitions. This heading was mainly composed of a €737 million debt related to the acquisition of an interest in the liquids-rich area of the Utica shale play (see Note 3 to the Consolidated Financial Statements).

In 2011, litigation reserves mainly included a provision covering risks concerning antitrust investigations related to Arkema amounting to €17 million as of December 31, 2011. Other risks and commitments that give rise to contingent liabilities are described in Note 32 to the Consolidated Financial Statements.

In 2011, other non-current provisions mainly included:

•	The contingency reserve related to the Toulouse-AZF plant explosion (civil liability) for €21 million as of December 31, 2011;

•	Provisions related to restructuring activities in the Refining & Chemicals and Marketing & Services segments for €227 million as of December 31, 2011; and

•	The contingency reserve related to the Buncefield depot explosion (civil liability) for €80 million as of December 31, 2011.

In 2011, other non-current liabilities mainly included debts (whose maturity is more than one year) related to fixed assets acquisitions. This heading was mainly composed of a €991 million debt related to the acquisition of an interest in the liquids-rich area of the Utica shale play (see Note 3 to the Consolidated Financial Statements).

Changes in provisions and other non-current liabilities

Changes in provisions and other non-current liabilities are as follows:

(M€)	As of January 1,	Allowances	Reversals	Currency translation adjustment	Other	As of December 31,
2013	11,585	1,309	(1,014)	(612)	1,433	12,701
2012	10,909	1,217	(887)	47	299	11,585
2011	9,098	921	(798)	227	1,461	10,909

Allowances

In 2013, allowances for the period (€1,309 million) mainly includes:

•	Asset retirement obligations for €439 million (accretion);

•	Environmental contingencies for €358 million in the Marketing & Services and Refining & Chemicals segments of which €272 million is related to the Carling site in France;

•	Provisions related to restructuring of activities for €117 million.

In 2012, allowances of the period (€1,217 million) mainly included:

•	Asset retirement obligations for €405 million (accretion);

•	Environmental contingencies for €74 million in the Marketing & Services and Refining & Chemicals segments;

•	Provisions related to restructuring of activities for €74 million.

•

A provision of $398 million in relation to a transaction in progress with the United States Securities and Exchange Commission (SEC) and the Department of Justice (DoJ) in the United States (see Note 32 to the Consolidated Financial Statements).

In 2011, allowances of the period (€921 million) mainly included:

•	Asset retirement obligations for €344 million (accretion);

•	Environmental contingencies for €100 million in the Refining & Chemicals segments; and

•	Provisions related to restructuring of activities for €79 million.

Reversals

In 2013, reversals of the period (€1,014 million) are mainly related to the following incurred expenses:

•

A provision of $398 million in relation to a transaction in progress with the United States Securities and Exchange Commission (SEC) and the Department of Justice (DoJ) in the United States (see Note 32 to the Consolidated Financial Statements).

•	Provisions for asset retirement obligations for €287 million;

•	Environmental contingencies written back for €75 million;

•	The contingency reserve related to the Toulouse-AZF plant explosion (civil liability), written back for €4 million;

•	Provisions for restructuring and social plans written back for €76 million.

In 2012, reversals of the period (€887 million) were mainly related to the following incurred expenses:

•	Provisions for asset retirement obligations for €314 million;

•	Environmental contingencies written back for €109 million;

•	The contingency reserve related to the Toulouse-AZF plant explosion (civil liability), written back for €10 million;

•	The contingency reserve related to the Buncefield depot explosion (civil liability), written back for €81 million; and

•	Provisions for restructuring and social plans written back for €111 million.

In 2011, reversals of the period (€798 million) were mainly related to the following incurred expenses:

•	Provisions for asset retirement obligations for €189 million;

•	Environmental contingencies written back for €70 million;

•	The contingency reserve related to the Toulouse-AZF plant explosion (civil liability), written back for €10 million;
•	The contingency reserve related to the Buncefield depot explosion (civil liability), written back for €116 million; and

•	Provisions for restructuring and social plans written back for €164 million.

Changes in the asset retirement obligation

Changes in the asset retirement obligation are as follows:

(M€)	As of January 1,	Accretion	Revision in estimates	New obligations	Spending on existing obligations	Currency translation adjustment	Other	As of December 31,
2013	7,624	439	1,653	416	(287)	(523)	(35)	9,287
2012	6,884	405	183	115	(314)	82	269	7,624
2011	5,917	344	330	323	(189)	150	9	6,884

In 2013 the heading “Revision in estimates” includes additional provisions in respect of asset restitution costs and the impact of the revision of the discount rate.

In 2012 the heading “Other” included €385 million increase in provisions to cover the costs of abandonment of wells in the Elgin-Franklin field (Great Britain) that will not return to production, and a €183 million increase in provisions for the restoration of the Lacq site in France on which activities are going to be stopped. These amounts were partially offset by sales of assets notably in Great Britain and Norway that have been reclassified in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations” (see Note 34 to the Consolidated Financial Statements).

20) FINANCIAL DEBT AND RELATED FINANCIAL INSTRUMENTS

A)	NON-CURRENT FINANCIAL DEBT AND RELATED FINANCIAL INSTRUMENTS

As of December 31, 2013 (M€) (Assets) / Liabilities	Secured	Unsecured	Total
Non-current financial debt	519	24,550	25,069
of which hedging instruments of non-current financial debt (liabilities)	—	236	236
Hedging instruments of non-current financial debt (assets)(a)	—	(1,028)	(1,028)
Non-current financial debt — net of hedging instruments	519	23,522	24,041
Bonds after fair value hedge	—	18,828	18,828
Fixed rate bonds and bonds after cash flow hedge	—	4,408	4,408
Bank and other, floating rate	125	179	304
Bank and other, fixed rate	114	107	221
Financial lease obligations	280	—	280
Non-current financial debt — net of hedging instruments	519	23,522	24,041

(a)	See the description of these hedging instruments in Notes 1 paragraph M(iii) “Long-term financing”, 28 and 29 to the Consolidated Financial Statements.

As of December 31, 2012 (M€) (Assets) / Liabilities	Secured	Unsecured	Total
Non-current financial debt	713	21,561	22,274
of which hedging instruments of non-current financial debt (liabilities)	—	11	11
Hedging instruments of non-current financial debt (assets)(a)	—	(1,626)	(1,626)
Non-current financial debt — net of hedging instruments	713	19,935	20,648
Bonds after fair value hedge	—	15,227	15,227
Fixed rate bonds and bonds after cash flow hedge	—	4,504	4,504
Bank and other, floating rate	306	29	335
Bank and other, fixed rate	81	168	249
Financial lease obligations	326	7	333
Non-current financial debt — net of hedging instruments	713	19,935	20,648

(a)	See the description of these hedging instruments in Notes 1 paragraph M(iii) “Long-term financing”, 28 and 29 to the Consolidated Financial Statements.

As of December 31, 2011 (M€) (Assets) / Liabilities	Secured	Unsecured	Total
Non-current financial debt	349	22,208	22,557
of which hedging instruments of non-current financial debt (liabilities)	—	146	146
Hedging instruments of non-current financial debt (assets)(a)	—	(1,976)	(1,976)
Non-current financial debt — net of hedging instruments	349	20,232	20,581
Bonds after fair value hedge	—	15,148	15,148
Fixed rate bonds and bonds after cash flow hedge	—	4,424	4,424
Bank and other, floating rate	129	446	575
Bank and other, fixed rate	76	206	282
Financial lease obligations	144	8	152
Non-current financial debt — net of hedging instruments	349	20,232	20,581

(a)	See the description of these hedging instruments in Notes 1 paragraph M(iii) “Long-term financing”, 28 and 29 to the Consolidated Financial Statements.

Fair value of bonds, as of December 31, 2013, after taking into account currency and interest rates swaps, is detailed as follows:

Bonds after fair value hedge (M€)	Year of issue	Fair value after hedging as of December 31, 2013	Fair value after hedging as of December 31, 2012	Fair value after hedging as of December 31, 2011	Currency	Maturity	Initial rate before hedging instruments
Parent company
Bond	1998	—	127	129	FRF	2013	5.000%
Current portion (less than one year)		—	(127)	—
Total Parent company		—	—	129

Bonds after fair value hedge (M€)	Year of issue	Fair value after hedging as of December 31, 2013	Fair value after hedging as of December 31, 2012	Fair value after hedging as of December 31, 2011	Currency	Maturity	Initial rate before hedging instruments
TOTAL CAPITAL(a)
Bond	2002	—	—	15	USD	2012	5.890%
Bond	2003	—	23	23	USD	2013	4.500%
Bond	2004	—	—	129	CHF	2012	2.375%
Bond	2004	49	51	52	NZD	2014	6.750%
Bond	2005	—	—	63	AUD	2012	5.750%
Bond	2005	—	—	200	CHF	2012	2.135%
Bond	2005	—	—	65	CHF	2012	2.135%
Bond	2005	—	—	97	CHF	2012	2.375%
Bond	2005	—	—	404	EUR	2012	3.250%
Bond	2005	—	—	57	NZD	2012	6.500%
Bond	2006	—	—	62	AUD	2012	5.625%
Bond	2006	—	—	72	CAD	2012	4.125%

Bonds after fair value hedge (M€)	Year of issue	Fair value after hedging as of December 31, 2013	Fair value after hedging as of December 31, 2012	Fair value after hedging as of December 31, 2011	Currency	Maturity	Initial rate before hedging instruments
Bond	2006	—	—	100	EUR	2012	3.250%
Bond	2006	—	—	74	GBP	2012	4.625%
Bond	2006	—	—	100	EUR	2012	3.250%
Bond	2006	—	125	125	CHF	2013	2.510%
Bond	2006	127	127	127	CHF	2014	2.635%
Bond	2006	130	130	130	CHF	2016	2.385%
Bond	2006	65	65	65	CHF	2016	2.385%
Bond	2006	64	64	64	CHF	2016	2.385%
Bond	2006	63	63	63	CHF	2016	2.385%
Bond	2006	129	129	129	CHF	2018	3.135%
Bond	2007	—	—	370	USD	2012	5.000%
Bond	2007	—	—	222	USD	2012	5.000%
Bond	2007	—	—	61	AUD	2012	6.500%
Bond	2007	—	—	72	CAD	2012	4.125%
Bond	2007	—	—	71	GBP	2012	4.625%
Bond	2007	—	300	300	EUR	2013	4.125%
Bond	2007	—	73	73	GBP	2013	5.500%
Bond	2007	—	305	306	GBP	2013	5.500%
Bond	2007	—	72	72	GBP	2013	5.500%
Bond	2007	248	248	248	CHF	2014	2.635%
Bond	2007	31	31	31	JPY	2014	1.505%
Bond	2007	61	61	61	CHF	2014	2.635%
Bond	2007	49	49	49	JPY	2014	1.723%
Bond	2007	121	121	121	CHF	2015	3.125%
Bond	2007	300	300	300	EUR	2017	4.700%
Bond	2007	76	76	76	CHF	2018	3.135%
Bond	2007	60	60	60	CHF	2018	3.135%
Bond	2008	—	—	62	CHF	2012	2.135%
Bond	2008	—	—	124	CHF	2012	3.635%
Bond	2008	—	—	46	CHF	2012	2.385%
Bond	2008	—	—	92	CHF	2012	2.385%
Bond	2008	—	—	64	CHF	2012	2.385%
Bond	2008	—	—	50	EUR	2012	3.250%
Bond	2008	—	—	63	GBP	2012	4.625%
Bond	2008	—	—	63	GBP	2012	4.625%
Bond	2008	—	—	63	GBP	2012	4.625%
Bond	2008	—	—	62	NOK	2012	6.000%
Bond	2008	—	—	69	USD	2012	5.000%
Bond	2008	—	60	60	AUD	2013	7.500%
Bond	2008	—	61	61	AUD	2013	7.500%
Bond	2008	—	127	128	CHF	2013	3.135%
Bond	2008	—	62	62	CHF	2013	3.135%
Bond	2008	—	200	200	EUR	2013	4.125%
Bond	2008	—	100	100	EUR	2013	4.125%
Bond	2008	—	999	1,000	EUR	2013	4.750%
Bond	2008	—	63	63	GBP	2013	5.500%
Bond	2008	—	149	149	JPY	2013	EURIBOR 6 months + 0.008%
Bond	2008	—	191	191	USD	2013	4.000%
Bond	2008	61	61	61	CHF	2015	3.135%
Bond	2008	62	62	62	CHF	2015	3.135%
Bond	2008	61	61	61	CHF	2015	3.135%
Bond	2008	62	62	62	CHF	2018	3.135%
Bond	2009	—	56	56	AUD	2013	5.500%
Bond	2009	—	54	54	AUD	2013	5.500%
Bond	2009	—	236	236	CHF	2013	2.500%
Bond	2009	—	77	77	USD	2013	4.000%

Bonds after fair value hedge (M€)	Year of issue	Fair value after hedging as of December 31, 2013	Fair value after hedging as of December 31, 2012	Fair value after hedging as of December 31, 2011	Currency	Maturity	Initial rate before hedging instruments
Bond	2009	131	131	131	CHF	2014	2.625%
Bond	2009	997	998	998	EUR	2014	3.500%
Bond	2009	150	150	150	EUR	2014	3.500%
Bond	2009	40	40	40	HKD	2014	3.240%
Bond	2009	100	105	107	AUD	2015	6.000%
Bond	2009	549	550	550	EUR	2015	3.625%
Bond	2009	684	684	684	USD	2015	3.125%
Bond	2009	217	227	232	USD	2015	3.125%
Bond	2009	99	99	99	CHF	2016	2.385%
Bond	2009	115	115	115	GBP	2017	4.250%
Bond	2009	225	225	225	GBP	2017	4.250%
Bond	2009	451	448	448	EUR	2019	4.875%
Bond	2009	69	69	69	HKD	2019	4.180%
Bond	2010	99	103	105	AUD	2014	5.750%
Bond	2010	66	69	70	AUD	2015	6.000%
Bond	2010	67	70	71	AUD	2015	6.000%
Bond	2010	64	64	64	AUD	2015	6.000%
Bond	2010	104	109	111	CAD	2014	2.500%
Bond	2010	461	482	491	EUR	2022	3.125%
Bond	2010	51	53	54	NZD	2014	4.750%
Bond	2010	181	189	193	USD	2015	2.875%
Bond	2010	906	947	966	USD	2015	3.000%
Bond	2010	725	757	773	USD	2016	2.300%
Bond	2011	560	586	597	GBP	2018	3.875%
Bond	2011	108	113	116	AUD	2016	6.500%
Bond	2013	725	—	—	USD	2018	1.450%
Current portion (less than one year)		(2,137)	(3,333)	(2,992)
Total TOTAL CAPITAL		7,626	9,204	12,617
TOTAL CAPITAL CANADA Ltd.(b)
Bond	2011	543	567	565	USD	2014	1.625%
Bond	2011	544	567	565	USD	2014	USLIBOR 3 months + 0.38%
Bond	2011	72	76	75	AUD	2014	5.750%
Bond	2011	—	743	738	USD	2013	USLIBOR 3 months + 0.09%
Bond	2011	80	83	82	NOK	2016	4.000%
Bond	2011	68	69	69	SEK	2016	3.625%
Bond	2013	724	—	—	USD	2018	1.450%
Bond	2013	111	—	—	AUD	2018	4.000%
Bond	2013	362	—	—	USD	2023	2.750%
Bond	2013	726	—	—	USD	2016	USLIBOR 3 months + 0.38%
Bond	2013	707	—	—	EUR	2020	4.000%
Current portion (less than one year)		(1,159)	(743)	—
Total TOTAL CAPITAL CANADA Ltd		2,778	1,362	2,094
TOTAL CAPITAL INTERNATIONAL(c)
Bond	2012	75	78	—	AUD	2017	4.875%
Bond	2012	725	758	—	USD	2017	1.500%
Bond	2012	111	116	—	AUD	2017	4.125%
Bond	2012	1,088	1,137	—	USD	2017	1.550%
Bond	2012	73	76	—	NOK	2016	2.250%
Bond	2012	106	111	—	NOK	2017	2.250%

Bonds after fair value hedge (M€)	Year of issue	Fair value after hedging as of December 31, 2013	Fair value after hedging as of December 31, 2012	Fair value after hedging as of December 31, 2011	Currency	Maturity	Initial rate before hedging instruments
Bond	2012	464	485	—	EUR	2023	2.125%
Bond	2012	362	379	—	USD	2016	0.750%
Bond	2012	724	757	—	USD	2023	2.700%
Bond	2012	76	80	—	NOK	2017	2.250%
Bond	2012	76	79	—	AUD	2017	3.875%
Bond	2012	73	76	—	CAD	2017	2.000%
Bond	2013	235	—	—	EUR	2023	2.125%
Bond	2013	181	—	—	USD	2016	0.750%
Bond	2013	362	—	—	USD	2016	5.750%
Bond	2013	75	—	—	NOK	2018	1.000%
Bond	2013	363	—	—	USD	2018	USLIBOR 3 months + 0.57%
Bond	2013	283	—	—	EUR	2020	2.125%
Bond	2013	218	—	—	USD	2020	USLIBOR 3 months + 0.75%
Bond	2013	724	—	—	USD	2024	1.875%
Bond	2013	69	—	—	CAD	2018	2.375%
Bond	2013	825	—	—	EUR	2021	2.125%
Bond	2013	630	—	—	EUR	2025	2.875%
Current portion (less than one year)		—	—	—
TOTAL CAPITAL INTERNATIONAL		7,918	4,132	—
Other consolidated subsidiaries		506	529	308
Total bonds after fair value hedge		18,828	15,227	15,148

Bonds after cash flow hedge and fixed rate bonds (M€)	Year of issue	Amount after hedging as of December 31, 2013	Amount after hedging as of December 31, 2012	Amount after hedging as of December 31, 2011	Currency	Maturity	Initial rate before hedging instruments
TOTAL CAPITAL(a)
Bond	2005	—	—	294	GBP	2012	4.625%
Bond	2009	651	701	744	EUR	2019	4.875%
Bond	2009	363	379	386	USD	2021	4.250%
Bond	2009	804	926	1,016	EUR	2024	5.125%
Bond	2010	905	947	966	USD	2020	4.450%
Bond	2011	363	379	386	USD	2021	4.125%
Bond	2013	128	—	—	CNY	2018	3.750%
Current portion (less than one year)		—	—	(294)
Total TOTAL CAPITAL		3,214	3,332	3,498
TOTAL CAPITAL CANADA Ltd.(b)
Bond	2013	363	—	—	USD	2023	2.750%
Current portion (less than one year)		—	—	—
Total TOTAL CAPITAL CANADA Ltd		363	—	—
TOTAL CAPITAL INTERNATIONAL(c)
Bond	2012	725	758	—	USD	2022	2.875%
Current portion (less than one year)		—	—	—
Total TOTAL CAPITAL INTERNATIONAL		725	758	—
Other consolidated subsidiaries		106	414	926
Total Bonds after cash flow hedge		4,408	4,504	4,424

(a)	TOTAL CAPITAL is a wholly-owned indirect subsidiary of TOTAL S.A. (with the exception of one share held by each member of its Board of Directors). It acts as a financing vehicle for the Group. Its debt securities are fully and unconditionally guaranteed by TOTAL S.A. as to payment of principal, premium, if any, interest and any other amounts due.
(b)	TOTAL CAPITAL CANADA Ltd. is a wholly-owned direct subsidiary of TOTAL S.A. It acts as a financing vehicle for the activities of the Group in Canada. Its debt securities are fully and unconditionally guaranteed by TOTAL S.A. as to payment of principal, premium, if any, interest and any other amounts due.
(c)	TOTAL CAPITAL INTERNATIONAL is a wholly-owned direct subsidiary of TOTAL S.A. It acts as a financing vehicle for the Group. Its debt securities are fully and unconditionally guaranteed by TOTAL S.A. as to payment of principal, premium, if any, interest and any other amounts due.

Loan repayment schedule (excluding current portion)

As of December 31, 2013 (M€)	Non-current financial debt	of which hedging instruments of non-current financial debt (liabilities)	Hedging instruments of non-current financial debt (assets)	Non-current financial debt – net of hedging instruments	%
2015	3,625	3	(255)	3,370	14%
2016	3,441	19	(157)	3,284	14%
2017	3,094	56	(79)	3,015	12%
2018	3,386	37	(224)	3,162	13%
2019 and beyond	11,523	121	(313)	11,210	47%
Total	25,069	236	(1,028)	24,041	100%

As of December 31, 2012 (M€)	Non-current financial debt	of which hedging instruments of non-current financial debt (liabilities)	Hedging instruments of non-current financial debt (assets)	Non-current financial debt – net of hedging instruments	%
2014	4,163	1	(331)	3,832	19%
2015	3,903	8	(438)	3,465	17%
2016	2,335	—	(210)	2,125	10%
2017	3,275	—	(149)	3,126	15%
2018 and beyond	8,598	2	(498)	8,100	39%
Total	22,274	11	(1,626)	20,648	100%

As of December 31, 2011 (M€)	Non-current financial debt	of which hedging instruments of non-current financial debt (liabilities)	Hedging instruments of non-current financial debt (assets)	Non-current financial debt – net of hedging instruments	%
2013	5,021	80	(529)	4,492	22%
2014	4,020	3	(390)	3,630	18%
2015	4,070	6	(456)	3,614	18%
2016	1,712	9	(193)	1,519	7%
2017 and beyond	7,734	48	(408)	7,326	35%
Total	22,557	146	(1,976)	20,581	100%

Analysis by currency and interest rate

These analyses take into account interest rate and foreign currency swaps to hedge non-current financial debt.

As of December 31, (M€)	2013	%	2012	%	2011	%
U.S. Dollar	20,236	84%	13,685	66%	8,645	42%
Euro	3,542	15%	5,643	27%	9,582	47%
Other currencies	263	1%	1,320	7%	2,354	11%
Total	24,041	100%	20,648	100%	20,581	100%

As of December 31, (M€)	2013	%	2012	%	2011	%
Fixed rate	4,909	20%	5,085	25%	4,854	24%
Floating rate	19,132	80%	15,563	75%	15,727	76%
Total	24,041	100%	20,648	100%	20,581	100%

B)	CURRENT FINANCIAL ASSETS AND LIABILITIES

Current borrowings consist mainly of commercial papers or treasury bills or draws on bank loans. These instruments bear interest at rates that are close to market rates.

As of December 31, (M€)	2013	2012	2011
(Assets) / Liabilities
Current financial debt(a)	4,191	6,392	5,819
Current portion of non-current financial debt	3,925	4,624	3,856
Current borrowings (note 28)	8,116	11,016	9,675
Current portion of hedging instruments of debt (liabilities)	228	84	40
Other current financial instruments (liabilities)	48	92	127
Other current financial liabilities (note 28)	276	176	167
Current deposits beyond three months	(117)	(1,093)	(101)
Current portion of hedging instruments of debt (assets)	(340)	(430)	(383)
Other current financial instruments (assets)	(79)	(39)	(216)
Current financial assets (note 28)	(536)	(1,562)	(700)
Current borrowings and related financial assets and liabilities, net	7,856	9,630	9,142

(a)	As of December 31, 2011 and as of December 31, 2010, the current financial debt includes a commercial paper program in Total Capital Canada Ltd. Total Capital Canada Ltd. is a wholly-owned direct subsidiary of TOTAL S.A. It acts as a financing vehicle for the activities of the Group in Canada. Its debt securities are fully and unconditionally guaranteed by TOTAL S.A. as to payment of principal, premium, if any, interest and any other amounts due.

C)	NET-DEBT-TO-EQUITY RATIO

For its internal and external communication needs, the Group calculates a debt ratio by dividing its net financial debt by equity. Adjusted shareholders’ equity for the year ended December 31, 2013 is calculated after payment of a dividend of €2.38 per share, subject to approval by the shareholders’ meeting on May 16, 2014.

The net-debt-to-equity ratio is calculated as follows:

As of December 31, (M€)	2013	2012	2011
(Assets) / Liabilities
Current borrowings	8,116	11,016	9,675
Other current financial liabilities	276	176	167
Current financial assets	(536)	(1,562)	(700)
Net financial assets and liabilities held for sale or exchange	(130)	756	—
Non-current financial debt	25,069	22,274	22,557
Hedging instruments on non-current financial debt	(1,028)	(1,626)	(1,976)
Cash and cash equivalents	(14,647)	(15,469)	(14,025)
Net financial debt	17,120	15,565	15,698
Shareholders’ equity — Group share	72,629	71,185	66,945
Distribution of the income based on existing shares at the closing date	(1,362)	(1,299)	(1,255)
Non-controlling interests	2,281	1,280	1,352
Adjusted shareholders’ equity	73,548	71,166	67,042
Net-debt-to-equity ratio	23.3%	21.9%	23.4%

21) OTHER CREDITORS AND ACCRUED LIABILITIES

As of December 31, (M€)	2013	2012	2011
Accruals and deferred income	217	240	231
Payable to States (including taxes and duties)	6,523	7,426	8,040
Payroll	1,140	1,128	1,062
Other operating liabilities	5,941	5,904	5,441
Total	13,821	14,698	14,774

As of December 31, 2013, the heading “Other operating liabilities” includes mainly the third quarterly interim dividend for the fiscal year 2013 for €1,361 million. This interim dividend will be paid in March 2014.

As of December 31, 2012, the heading “Other operating liabilities” included mainly the third quarterly interim dividend for the fiscal year 2012 for €1,366 million. This interim dividend was paid in March 2013.

As of December 31, 2011, the heading “Other operating liabilities” included mainly the third quarterly interim dividend for the fiscal year 2011 for €1,317 million. This interim dividend was paid in March 2012.

22) LEASE CONTRACTS

The Group leases real estate, retail stations, ships, and other equipments (see Note 11 to the Consolidated Financial Statements).

The future minimum lease payments on operating and finance leases to which the Group is committed are shown as follows:

For the year ended December 31, 2013 (M€)	Operating leases	Finance leases
2014	807	52
2015	657	51
2016	600	48
2017	459	17
2018	361	17
2019 and beyond	1,174	206
Total minimum payments	4,058	391
Less financial expenses		(82)
Nominal value of contracts		309
Less current portion of finance lease contracts		(29)
Outstanding liability of finance lease contracts		280

For the year ended December 31, 2012 (M€)	Operating leases	Finance leases
2013	781	55
2014	569	54
2015	514	53

For the year ended December 31, 2012 (M€)	Operating leases	Finance leases
2016	441	51
2017	337	19
2018 and beyond	971	236
Total minimum payments	3,613	468
Less financial expenses		(108)
Nominal value of contracts		360
Less current portion of finance lease contracts		(27)
Outstanding liability of finance lease contracts		333

For the year ended December 31, 2011 (M€)	Operating leases	Finance leases
2012	762	41
2013	552	40
2014	416	37
2015	335	36
2016	316	34
2017 and beyond	940	20
Total minimum payments	3,321	208
Less financial expenses		(31)
Nominal value of contracts		177
Less current portion of finance lease contracts		(25)
Outstanding liability of finance lease contracts		152

Net rental expense incurred under operating leases for the year ended December 31, 2013 is €848 million (against €780 million in 2012 and €645 million in 2011).

23) COMMITMENTS AND CONTINGENCIES

	Maturity and installments
As of December 31, 2013 (M€)	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non-current debt obligations net of hedging instruments (note 20)	23,761	—	12,721	11,040
Current portion of non-current debt obligations net of hedging instruments (note 20)	3,784	3,784	—	—
Finance lease obligations (note 22)	309	29	110	170
Asset retirement obligations (note 19)	9,287	533	1,717	7,037
Contractual obligations recorded in the balance sheet	37,141	4,346	14,548	18,247
Operating lease obligations (note 22)	4,058	807	2,077	1,174
Purchase obligations	86,275	14,546	24,663	47,066
Contractual obligations not recorded in the balance sheet	90,333	15,353	26,740	48,240
Total of contractual obligations	127,474	19,699	41,288	66,487
Guarantees given for excise taxes	1,772	1,485	74	213
Guarantees given against borrowings	6,001	80	2,687	3,234
Indemnities related to sales of businesses	232	5	98	129
Guarantees of current liabilities	525	89	169	267
Guarantees to customers / suppliers	3,528	1,537	138	1,853
Letters of credit	1,711	1,351	163	197
Other operating commitments	3,043	989	696	1,358
Total of other commitments given	16,812	5,536	4,025	7,251
Mortgages and liens received	282	15	1	266
Sales obligations	98,226	7,625	28,063	62,538
Other commitments received	5,941	3,211	1,269	1,461
Total of commitments received	104,449	10,851	29,333	64,265
Of which commitments given relating to joint ventures	8,086	71	401	7,614

	Maturity and installments
As of December 31, 2012 (M€)	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non-current debt obligations net of hedging instruments (note 20)	20,315	—	12,405	7,910
Current portion of non-current debt obligations net of hedging instruments (note 20)	4,251	4,251	—	—
Finance lease obligations (note 22)	360	27	143	190
Asset retirement obligations (note 19)	7,624	407	1,429	5,788
Contractual obligations recorded in the balance sheet	32,550	4,685	13,977	13,888
Operating lease obligations (note 22)	3,613	781	1,861	971
Purchase obligations	83,219	12,005	21,088	50,126
Contractual obligations not recorded in the balance sheet	86,832	12,786	22,949	51,097
Total of contractual obligations	119,382	17,471	36,926	64,985
Guarantees given for excise taxes	1,675	1,507	70	98
Guarantees given against borrowings	3,952	117	2,695	1,140
Indemnities related to sales of businesses	193	4	49	140
Guarantees of current liabilities	403	133	105	165
Guarantees to customers / suppliers	3,586	1,982	113	1,491
Letters of credit	2,298	1,785	252	261
Other operating commitments	2,659	753	702	1,204
Total of other commitments given	14,766	6,281	3,986	4,499
Mortgages and liens received	435	117	8	310
Sales obligations	80,514	7,416	26,137	46,961
Other commitments received	5,564	3,465	859	1,240
Total of commitments received	86,513	10,998	27,004	48,511
Of which commitments given relating to joint ventures	7,011	—	145	6,866

	Maturity and installments
As of December 31, 2011 (M€)	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non-current debt obligations net of hedging instruments (note 20)	20,429	—	13,121	7,308
Current portion of non-current debt obligations net of hedging instruments (note 20)	3,488	3,488	—	—
Finance lease obligations (note 22)	177	25	134	18
Asset retirement obligations (note 19)	6,884	272	804	5,808
Contractual obligations recorded in the balance sheet	30,978	3,785	14,059	13,134
Operating lease obligations (note 22)	3,321	762	1,619	940
Purchase obligations	77,353	11,049	20,534	45,770
Contractual obligations not recorded in the balance sheet	80,674	11,811	22,153	46,710
Total of contractual obligations	111,652	15,596	36,212	59,844
Guarantees given for excise taxes	1,765	1,594	73	98
Guarantees given against borrowings	4,778	1,027	2,797	954
Indemnities related to sales of businesses	39	—	34	5
Guarantees of current liabilities	376	262	35	79
Guarantees to customers / suppliers	3,265	1,634	57	1,574
Letters of credit	2,408	1,898	301	209
Other operating commitments	2,477	433	697	1,347
Total of other commitments given	15,108	6,848	3,994	4,266
Mortgages and liens received	408	7	119	282
Sales obligations	62,216	4,221	17,161	40,834
Other commitments received	6,740	4,415	757	1,568
Total of commitments received	69,364	8,643	18,037	42,684
Of which commitments given relating to joint ventures	—	—	—	—

A.	CONTRACTUAL OBLIGATIONS

Debt obligations

“Non-current debt obligations” are included in the items “Non-current financial debt” and “Hedging instruments of non-current financial debt” of the Consolidated Balance Sheet. It includes the non-current portion of swaps hedging bonds, and excludes non-current finance lease obligations of €280 million.

The current portion of non-current debt is included in the items “Current borrowings”, “Current financial assets” and “Other current financial liabilities” of the Consolidated Balance Sheet. It includes the current portion of swaps hedging bonds, and excludes the current portion of finance lease obligations of €29 million.

The information regarding contractual obligations linked to indebtedness is presented in Note 20 to the Consolidated Financial Statements.

Lease contracts

The information regarding operating and finance leases is presented in Note 22 to the Consolidated Financial Statements.

Asset retirement obligations

This item represents the discounted present value of Upstream asset retirement obligations, primarily asset removal costs at the completion date. The information regarding contractual obligations linked to asset retirement obligations is presented in Notes 1Q and 19 to the Consolidated Financial Statements.

Purchase obligations

Purchase obligations are obligations under contractual agreements to purchase goods or services, including capital projects. These obligations are enforceable and legally binding on the company and specify all significant terms, including the amount and the timing of the payments.

These obligations mainly include: hydrocarbon unconditional purchase contracts (except where an active, highly-liquid market exists and when the hydrocarbons are expected to be re-sold shortly after purchase), reservation of transport capacities in pipelines, unconditional exploration works and development works in the Upstream segment, and contracts for capital investment projects in the Refining & Chemicals segment.

B.	OTHER COMMITMENTS GIVEN

Guarantees given for excise taxes

They consist of guarantees given to other oil and gas companies in order to comply with French tax authorities’

requirements for oil and gas imports in France. A payment would be triggered by a failure of the guaranteed party with respect to the French tax authorities. The default of the guaranteed parties is however considered to be highly remote by the Group.

Guarantees given against borrowings

The Group guarantees bank debt and finance lease obligations of certain non-consolidated subsidiaries and equity affiliates. Maturity dates vary, and guarantees will terminate on payment and/or cancellation of the obligation. A payment would be triggered by failure of the guaranteed party to fulfill its obligation covered by the guarantee, and no assets are held as collateral for these guarantees. As of December 31, 2013, the maturities of these guarantees are up to 2028.

Guarantees given against borrowings include the guarantee given in 2008 by TOTAL S.A. in connection with the financing of the Yemen LNG project for an amount of €528 million.

In 2010, TOTAL S.A. provided guarantees in connection with the financing of the Jubail project (operated by SAUDI ARAMCO TOTAL Refining and Petrochemical Company (SATORP)) of up to €2,311 million, proportional to TOTAL’s share in the project (37.5%). In addition, TOTAL S.A. provided in 2010 a guarantee in favor of its partner in the Jubail project (Saudi Arabian Oil Company) with respect to Total Refining Saudi Arabia SAS’s obligations under the shareholders agreement with respect to SATORP. As of December 31, 2013, this guarantee is of up to €892 million and has been recorded under “Other operating commitments”.

In 2013, TOTAL S.A. provided guarantees in connection with the financing of the Ichthys LNG project for an amount of €2,218 million.

Indemnities related to sales of businesses

In the ordinary course of business, the Group executes contracts involving standard indemnities in oil industry and indemnities specific to transactions such as sales of businesses. These indemnities might include claims against any of the following: environmental, tax and shareholder matters, intellectual property rights, governmental regulations and employment-related matters, dealer, supplier, and other commercial contractual relationships. Performance under these indemnities would generally be triggered by a breach of terms of the contract or by a third party claim. The Group regularly evaluates the probability of having to incur costs associated with these indemnities.

The guarantees related to antitrust investigations granted as part of the agreement relating to the spin-off of Arkema are described in Note 32 to the Consolidated Financial Statements.

Other guarantees given

Non-consolidated subsidiaries

The Group also guarantees the current liabilities of certain non-consolidated subsidiaries. Performance under these guarantees would be triggered by a financial default of the entity.

Operating agreements

As part of normal ongoing business operations and consistent with generally and accepted recognized industry practices, the Group enters into numerous agreements with other parties. These commitments are often entered into for commercial purposes, for regulatory purposes or for other operating agreements.

C.	COMMITMENTS RECEIVED

Sales obligations

These amounts represent binding obligations under contractual agreements to sell goods, including in particular hydrocarbon unconditional sale contracts (except when an active, highly-liquid market exists and volumes are re-sold shortly after purchase).

24) RELATED PARTIES

The main transactions and balances with related parties (principally non-consolidated subsidiaries and equity affiliates) are detailed as follows:

As of December 31, (M€)	2013	2012	2011
Balance sheet
Receivables
Debtors and other debtors	613	646	585
Loans (excl. loans to equity affiliates)	341	383	331
Payables
Creditors and other creditors	876	713	724
Debts	13	9	31
For the year ended December 31, (M€)	2013	2012	2011
Statement of income
Sales	3,865	3,959	4,400
Purchases	5,475	5,721	5,508
Financial expense	—	—	—
Financial income	105	106	79

Compensation for the administration and management bodies

The aggregate amount of direct and indirect compensation accounted for by the French and foreign affiliates of the Company for the executive officers of TOTAL (the members of the Management Committee and the Treasurer) and for the members of the Board of Directors who are employees of the Group, is detailed as follows:

For the year ended December 31, (M€)	2013	2012	2011
Number of people	31	34	30
Direct or indirect compensation received	22.1	21.3	20.4
Pension expenses(a)	10.0	12.5	6.3
Other long-term benefits expenses	—	—	—
Termination benefits expenses	—	—	4.8
Share-based payments expense (IFRS 2)(b)	11.8	10.6	10.2

(a)	The benefits provided for executive officers and certain members of the Board of Directors, employees and former employees of the Group, include severance to be paid on retirement, supplementary pension schemes and insurance plans, which represent €188.7 million provisioned as of December 31, 2013 (against €181.3 million as of December 31, 2012 and €139.7 million as of December 31, 2011).
(b)	Share-based payments expense computed for the executive officers and the members of the Board of Directors who are employees of the Group as described in Note 25 paragraph E to the Consolidated Financial Statements and based on the principles of IFRS 2 “Share-based payments” described in Note 1 paragraph E to the Consolidated Financial Statements.

The compensation allocated to members of the Board of Directors for directors’ fees totaled €1.25 million in 2013 (€1.10 million in 2012 and €1.07 million in 2011).

25) SHARE-BASED PAYMENTS

A.	TOTAL SHARE SUBSCRIPTION OPTION PLANS

	2003 Plan	2004 Plan	2005 Plan	2006 Plan	2007 Plan	2008 Plan	2009 Plan	2010 Plan	2011 Plan	Total	Weighted average exercise price (€)
Date of the Shareholders’ Meeting	05/17/2001	05/14/2004	05/14/2004	05/14/2004	05/11/2007	05/11/2007	05/11/2007	05/21/2010	05/21/2010
Date of the award(a)	07/16/2003	07/20/2004	07/19/2005	07/18/2006	07/17/2007	10/09/2008	09/15/2009	09/14/2010	09/14/2011
Exercise price until May 23, 2006 included (€)(b)	33.30	39.85	49.73	—	—	—	—	—	—
Exercise price since May 24, 2006 (€)(b)	32.84	39.30	49.04	50.60	60.10	42.90	39.90	38.20	33.00
Expiry date	07/16/2011	07/20/2012	07/19/2013	07/18/2014	07/17/2015	10/09/2016	09/15/2017	09/14/2018	09/14/2019
Number of options(b)
Existing options as of January 1, 2011	5,734,444	12,338,847	6,178,856	5,640,886	5,866,445	4,349,158	4,371,890	4,787,300	—	49,267,826	43.80
Granted	—	—	—	—	—	—	—	—	1,518,840	1,518,840	33.00
Canceled(c)	(738,534)	(28,208)	(16,320)	(17,380)	(16,080)	(13,260)	(14,090)	(85,217)	(1,000)	(930,089)	34.86
Exercised	(4,995,910)	(216,115)	—	—	—	(200)	—	(2,040)	(9,400)	(5,223,665)	33.11
Existing options as of January 1, 2012	—	12,094,524	6,162,536	5,623,506	5,850,365	4,335,698	4,357,800	4,700,043	1,508,440	44,632,912	44.87
Granted	—	—	—	—	—	—	—	—	—	—	—
Canceled(c)	—	(11,351,931)	(2,516)	(1,980)	(1,380)	(3,600)	(2,700)	(4,140)	(3,400)	(11,371,647)	39.31
Exercised	—	(742,593)	—	—	—	(1,630)	(20,200)	(34,460)	—	(798,883)	39.28
Existing options as of January 1, 2013	—	—	6,160,020	5,621,526	5,848,985	4,330,468	4,334,900	4,661,443	1,505,040	32,462,382	46.96
Granted	—	—	—	—	—	—	—	—	—	—	—
Canceled(c)	—	—	(6,159,390)	(900)	(1,020)	(360)	(1,080)	(720)	—	(6,163,470)	49.04
Exercised	—	—	(630)	—	—	(110,910)	(344,442)	(122,871)	(363,946)	(942,799)	37.37
Existing options as of December 31, 2013	—	—	—	5,620,626	5,847,965	4,219,198	3,989,378	4,537,852	1,141,094	25,356,113	46.82

(a)	The grant date is the date of the Board meeting awarding the share subscription options, except for the grant of October 9, 2008, decided by the Board on September 9, 2008.
(b)	In order to take into account the four-for-one stock split on May 18, 2006, the exercise prices of TOTAL subscription shares of the plans in force at that date were multiplied by 0.25 and the number of options awarded, outstanding, canceled or exercised before May 23, 2006 included was multiplied by four. Moreover, following the spin-off of Arkema, the exercise prices of TOTAL subscription shares of these plans were multiplied by an adjustment factor equal to 0.986147 effective as of May 24, 2006.
(c)	Out of the options canceled in 2011, 2012 and 2013, 738,534 options that were not exercised expired on July 16, 2011 due to the expiry of the 2003 Plan, 11,351,931 options that were not exercised expired on July 20, 2012 due to the expiry of the 2004 Plan and 6,158,662 options that were not exercised expired on July 19, 2013 due to the expiry of the 2005 Plan.

Options are exercisable, subject to a continuous employment condition, after a 2-year period from the date of the Board meeting awarding the options and expire eight years after this date. The underlying shares may not be transferred during four years from the date of grant. For the 2007 to 2011 Plans, the 4-year transfer restriction period does not apply to employees of non-French subsidiaries as of the date of the grant, who may transfer the underlying shares after a 2-year period from the date of the grant.

Since the 2011 Plan, no new TOTAL share subscription option plan or TOTAL share purchase plan was decided.

2011 Plan

For the 2011 Plan, the Board of Directors decided that for each grantee other than the Chairman and Chief Executive Officer, the options will be finally granted to their beneficiary provided that the performance condition is fulfilled.

The performance condition states that the number of options finally granted is based on the average of the Return On Equity (ROE) of the Group as published by the Group according to its consolidated balance sheet and statement of income for fiscal years 2011 and 2012.

The acquisition rate:

•	is equal to zero if the average ROE is less than or equal to 7%;

•	varies on straight-line basis between 0% and 100% if the average ROE is more than 7% and less than 18%; and
•	is equal to 100% if the average ROE is more than or equal to 18%.

In addition, as part of the 2011 Plan, the Board of Directors decided that the number of share subscription options finally awarded to the Chairman and Chief Executive Officer will be subject to two performance conditions:

•

For 50% of the share subscription options granted, the performance condition states that the number of options finally granted is based on the average ROE of the Group as published by the Group according to its consolidated balance sheet and statement of income for fiscal years 2011 and 2012. The acquisition rate is equal to zero if the average ROE is less than or equal to 7%; varies on a straight-line basis between 0% and 100% if the average ROE is more than 7% and less than 18%; and is equal to 100% if the average ROE is more than or equal to 18%.

•

For 50% of the share subscription options granted, the performance condition states that the number of options finally granted is based on the average of the Return On Average Capital Employed (ROACE) of the Group as published by the Group according to its consolidated balance sheet and statement of income for fiscal years 2011 and 2012. The acquisition rate is equal to zero if the average ROACE is less than or equal to 6%; varies on a straight-line basis between 0% and 100% if the average ROACE is more than 6% and less than 15%; and is equal to 100% if the average ROACE is more than or equal to 15%.

B.	TOTAL PERFORMANCE SHARE GRANTS

	2009 Plan	2010 Plan	2011 Plan	2012 Plan	2013 Plan	Total
Date of the Shareholders’ Meeting	05/16/2008	05/16/2008	05/13/2011	05/13/2011	05/13/2011
Date of the award	09/15/2009	09/14/2010	09/14/2011	07/26/2012	07/25/2013
Date of the final award (end of the vesting period)	09/16/2011	09/15/2012	09/15/2013	07/27/2014	07/26/2016
Transfer authorized as from	09/16/2013	09/15/2014	09/15/2015	07/27/2016	07/26/2018
Number of performance shares
Outstanding as of January 1, 2011	2,954,336	3,000,637	—	—	—	5,954,973
Notified	—	—	3,649,770	—	—	3,649,770
Canceled	(26,214)	(10,750)	(19,579)	—	—	(56,543)
Finally granted	(2,928,122)	(1,836)	—	—	—	(2,929,958)
Outstanding as of January 1, 2012	—	2,988,051	3,630,191	—	—	6,618,242
Notified	—	—	—	4,295,930	—	4,295,930
Canceled	832	(32,650)	(18,855)	—	—	(50,673)
Finally granted	(832)	(2,955,401)	(5,530)	—	—	(2,961,763)
Outstanding as of January 1, 2013	—	—	3,605,806	4,295,930	—	7,901,736
Notified	—	—	—	—	4,464,200	4,464,200
Canceled	—	—	(14,970)	(17,340)	(3,810)	(36,120)
Finally granted	—	—	(3,590,836)	(180)	—	(3,591,016)
Outstanding as of December 31, 2013	—	—	—	4,278,410	4,460,390	8,738,800

The performance shares, which are bought back by the Company on the market, are finally granted to their beneficiaries after a 3-year vesting period for the 2013 Plan and a 2-year vesting period for the previous plans, from the date of the grant. The final grant is subject to a continued employment condition and a performance condition. Moreover, the transfer of the performance shares finally granted will not be permitted until the end of a 2-year holding period from the date of the final grant.

2013 Plan

For the 2013 Plan, the Board of Directors decided that for senior executives (other than the Chairman and Chief Executive Officer), the final grant of all shares will be subject to a continued employment condition and a performance condition. The performance condition states that the number of shares finally granted is based on the average ROE of the Group as published by the Group according to its consolidated balance sheet and statement of income for fiscal years 2013, 2014 and 2015. The acquisition rate:

•	is equal to zero if the average ROE is less than or equal to 8%;

•	varies on a straight-line basis between 0% and 100% if the average ROE is greater than 8% and less than 16%; and

•	is equal to 100% if the average ROE is greater than or equal to 16%.

The Board of Directors also decided that, for each beneficiary (other than the Chairman and Chief Executive Officer and the senior executives) of more than 100 shares, the shares in excess of this number will be finally granted subject to the performance condition mentioned before.

In addition, as part of the 2013 plan, the Board of Directors decided that, subject to a continuous employment condition, the number of performance shares finally granted to the Chairman and Chief Executive Officer will be subject to two performance conditions:

•

For 50% of the shares granted, the performance condition states that the number of shares finally granted is based on the average ROE of the Group as published by the Group according to its consolidated balance sheet and statement of income for fiscal years 2013, 2014 and 2015. The acquisition rate is equal to zero if the average ROE is less than or equal to 8%; varies on a straight-line basis between 0% and 100% if the average ROE is more than 8% and less than 16%; and is equal to 100% if the average ROE is more than or equal to 16%.

•

For 50% of the shares granted, the performance condition states that the number of shares finally granted is based on the average ROACE of the Group as published by the Group according to its consolidated balance sheet and statement of income for fiscal years 2013, 2014 and 2015. The acquisition rate is equal to zero if the average ROACE is less than or equal to 7%; varies on a straight-line basis between 7% and 100% if the average ROACE is more than 7% and less than 15%; and is equal to 100% if the average ROACE is more than or equal to 15%.

2012 Plan

For the 2012 Plan, the Board of Directors decided that for senior executives (other than the Chairman and Chief Executive Officer), the final grant of all shares will be subject to a continued employment condition and a performance condition. The performance condition states that the number of shares finally granted is based on the average ROE of the Group as published by the Group according to its consolidated balance sheet and statement of income for fiscal years 2012 and 2013. The acquisition rate:

•	is equal to zero if the average ROE is less than or equal to 8%;

•	varies on a straight-line basis between 0% and 100% if the average ROE is greater than 8% and less than 16%; and

•	is equal to 100% if the average ROE is greater than or equal to 16%.

The Board of Directors also decided that, for each beneficiary (other than the Chairman and Chief Executive Officer and the senior executives) of more than 100 shares, the shares in excess of this number will be finally granted subject to the performance condition mentioned before.

In addition, as part of the 2012 plan, the Board of Directors decided that, subject to a continuous employment condition, the number of performance shares finally granted to the Chairman and Chief Executive Officer will be subject to two performance conditions:

•

For 50% of the shares granted, the performance condition states that the number of shares finally granted is based on the average ROE of the Group as published by the Group according to its consolidated balance sheet and statement of income for fiscal years 2012 and 2013. The acquisition rate is equal to zero if the average ROE is less than or equal to 8%; varies on a straight-line basis between 0% and 100% if the average ROE is more than 8% and less than 16%; and is equal to 100% if the average ROE is more than or equal to 16%.

•

For 50% of the shares granted, the performance condition states that the number of shares finally granted is based on the average ROACE of the Group as published by the Group according to its consolidated balance sheet and statement of income for fiscal years 2012 and 2013. The acquisition rate is equal to zero if the average ROACE is less than or equal to 7%; varies on a straight-line basis between 7% and 100% if the average ROACE is more than 7% and less than 15%; and is equal to 100% if the average ROACE is more than or equal to 15%.

2011 Plan

For the 2011 Plan, the Board of Directors decided that for senior executives (other than the Chairman and Chief Executive Officer), the final grant of all shares will be subject to a continued employment condition and a performance condition. The performance condition states that the number of shares finally granted is based on the average ROE of the Group as published by the Group according to its consolidated balance sheet and statement of income for fiscal years 2011 and 2012. The acquisition rate:

•	is equal to zero if the average ROE is less than or equal to 7%;

•	varies on a straight-line basis between 0% and 100% if the average ROE is greater than 7% and less than 18%; and

•	is equal to 100% if the average ROE is greater than or equal to 18%.

The Board of Directors also decided that, for each beneficiary (other than the Chairman and Chief Executive Officer and the senior executives) of more than 100 shares, the shares in excess of this number will be finally granted subject to the performance condition mentioned before.

In addition, as part of the 2011 plan, the Board of Directors decided that, subject to a continuous employment condition, the number of performance shares finally granted to the Chairman and Chief Executive Officer will be subject to two performance conditions:

•	For 50% of the shares granted, the performance condition states that the number of shares finally granted is based on the average ROE of the Group as published by the Group according to its consolidated balance sheet and statement of income for fiscal years 2011 and 2012. The acquisition rate is equal to zero if the average ROE is less than or equal to 7%; varies on a straight-line basis between 0% and 100% if the average ROE is more than 7% and less than 18%; and is equal to 100% if the average ROE is more than or equal to 18%.

•

For 50% of the shares granted, the performance condition states that the number of shares finally granted is based on the average ROACE of the Group as published by the Group according to its consolidated balance sheet and statement of income for fiscal years 2011 and 2012. The acquisition rate is equal to zero if the average ROACE is less than or equal to 6%; varies on a straight-line basis between 0% and 100% if the average ROACE is more than 6% and less than 15%; and is equal to 100% if the average ROACE is more than or equal to 15%.

Due to the application of the performance condition, the acquisition rate was 100% for the 2011 Plan. As a reminder, the acquisition rates were 100% for the 2009 and 2010 plans.

C.	GLOBAL FREE TOTAL SHARE PLAN

The Board of Directors approved at its meeting on May 21, 2010, the implementation and conditions of a global free share plan intended for the Group’s employees (employees of Total S.A. or companies in which Total S.A. holds directly or indirectly an interest of more than 50%). On June 30, 2010, entitlement rights to twenty-five free shares were granted to every employee.

The final grant is subject to a continued employment condition during the plan’s vesting period. Depending on the country in which the companies of the Group are located, the acquisition period is either two years followed by a conservation period of two years (for the countries with a 2+2 structure), or four years without any conservation period (for the countries with a 4+0 structure).

Following the vesting period, the shares awarded will be new shares, issued from an increase of capital of TOTAL S.A., by incorporation of paid-in surplus or retained earnings.

The Chairman and Chief Executive Officer acknowledged on July 2, 2012, the issuance and the award of 1,366,950 shares to the beneficiaries designated at the end of the 2-year acquisition period.

	2010 Plan (2+2)	2010 Plan (4+0)	Total
Date of the Shareholders’ Meeting	05/16/2008	05/16/2008
Date of the award(a)	06/30/2010	06/30/2010
Date of the final award	07/01/2012	07/01/2014
Transfer authorized as from	07/01/2014	07/01/2014
Number of free shares

Outstanding as of January 1, 2011	1,508,650	1,070,575	2,579,225
Notified	—	—	—
Canceled	(29,175)	(54,625)	(83,800)
Finally granted	(475)	(425)	(900)
Outstanding as of January 1, 2012	1,479,000	1,015,525	2,494,525
Notified	—	—	—
Canceled	(111,725)	(40,275)	(152,000)
Finally granted(b)	(1,367,275)	(350)	(1,367,625)
Outstanding as of January 1, 2013	—	974,900	974,900
Notified	—	—	—
Canceled	100	(101,150)	(101,050)
Finally granted	(100)	(275)	(375)
Outstanding as of December 31, 2013	—	873,475	873,475

(a)	The June 30, 2010, grant was decided by the Board of Directors on May 21, 2010.
(b)	Final grant of 1,366,950 shares to the designated beneficiaries at the end of the acquisition period.

D.	SUNPOWER PLANS

SunPower has three stock incentive plans: the 1996 Stock Plan (“1996 Plan”), the Third Amended and Restated 2005 SunPower Corporation Stock Incentive Plan (“2005 Plan”) and the PowerLight Corporation Common Stock Option and Common Stock Purchase Plan (“PowerLight Plan”). The PowerLight Plan was assumed by SunPower by way of the acquisition of PowerLight in fiscal 2007. Under the terms of all three plans, SunPower may issue incentive or non-statutory stock options or stock purchase rights to directors, employees and consultants to purchase common stock. The 2005 Plan was adopted by SunPower’s Board of Directors in August 2005, and was approved by shareholders in November 2005. The 2005 Plan replaced the 1996 Plan and allows not only for the grant of options, but also for the grant of stock appreciation rights, restricted stock grants, restricted stock units and other equity rights. The 2005 Plan also allows for tax withholding obligations related to stock option exercises or restricted stock awards to be satisfied through the retention of shares otherwise released upon vesting. The PowerLight Plan was adopted by PowerLight’s Board of Directors in October 2000.

In May 2008, SunPower’s stockholders approved an automatic annual increase available for grant under the 2005 Plan, beginning in fiscal 2009. The automatic annual increase is equal to the lower of three percent of the outstanding shares of all classes of SunPower’s common stock measured on the last day of the immediately preceding fiscal quarter, 6.0 million shares, or such other number of shares as determined by SunPower’s Board of

Directors. Subsequent to the automatic annual increase effective December 30, 2013, shares available for grant will increase to approximately 7.6 million. No new awards are being granted under the 1996 Plan or the PowerLight Plan.

Incentive stock options may be granted at no less than the fair value of the common stock on the date of grant. Non-statutory stock options and stock purchase rights may be granted at no less than 85% of the fair value of the common stock at the date of grant. The options and rights become exercisable when and as determined by SunPower’s Board of Directors, although these terms generally do not exceed ten years for stock options. Under the 1996 and 2005 Plans, the options typically vest over five years with a one-year cliff and monthly vesting thereafter. Under the PowerLight Plan, the options typically vest over five years with yearly cliff vesting. Under the 2005 Plan, the restricted stock grants and restricted stock units typically vest in three equal installments annually over three years.

The majority of shares issued are net of the minimum statutory withholding requirements that SunPower pays on behalf of its employees. During fiscal 2013, 2012, and 2011, the Company withheld 1,329,140 shares, 905,953 shares, and 221,262 shares, respectively, to satisfy the employees’ tax obligations. SunPower pays such withholding requirements in cash to the appropriate taxing authorities. Shares withheld are treated as common stock repurchases for accounting and disclosure purposes and reduce the number of shares outstanding upon vesting.

The following table summarizes SunPower’s stock option activities:

	Outstanding Stock Options
	Shares (in thousands)	Weighted-Average Exercise Price Per Share (in dollars)	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands dollars)
Outstanding as of July 3, 2011	519	25.39

Exercised	(29)	3.93
Forfeited	(6)	31.29

Outstanding as of January 1, 2012	484	26.62	4.71	480

Exercisable as of January 1, 2012	441	24.52	4.53	480
Expected to vest after January 1, 2012	40	48.08	6.64	—

Outstanding as of January 1, 2012	484	26.62

Exercised	(20)	2.59
Forfeited	(70)	24.17

Outstanding as of December 30, 2012	394	28.27	3.51	310

Exercisable as of December 30, 2012	394	28.27	3.51	310

Outstanding as of January 1, 2013	394	28.27

Exercised	(48)	3.24
Forfeited	(26)	42.25

Outstanding as of December 29, 2013	320	30.87	2.78	3,269

Exercisable as of December 29, 2013	320	30.87	2.78	3,269

The intrinsic value of options exercised in 2013, 2012, and 2011 were $0.8 million, $0.1 million, and $0.3 million, respectively. There were no stock options granted in 2013, 2012, and in the six months ended January 1, 2012.

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value, based on the closing stock price of $28.91 at December 29, 2013, which would have been received by the option holders had all option holders exercised their options as of that date. The total number of in-the-money options exercisable was 0.2 million shares as of December 29, 2013.

The following table summarizes SunPower’s non-vested stock options and restricted stock activities thereafter:

	Stock Options		Restricted Stock Awards and Units
	Shares (in thousands)	Weighted-Average Exercise Price Per Share (in dollars)	Shares (in thousands)	Weighted-Average Grant Date Fair Value Per Share (in dollars)(a)
Outstanding as of July 3, 2011	67	41.34	7,198	16.03

Granted	—	—	2,336	6.91
Vested(b)	(19)	28.73	(691)	18.96
Forfeited	(5)	31.29	(1,473)	14.10

Outstanding as of December 31, 2011	43	48.33	7,370	13.25

Granted	—	—	5,638	5.93
Vested(b)	(30)	57.79	(2,845)	13.94
Forfeited	(13)	24.72	(1,587)	11.52

Outstanding as of December 31, 2012	—	—	8,576	8.53

Granted	—	—	5,607	15.88
Vested(b)	—	—	(3,583)	9.48
Forfeited	—	—	(1,008)	10.10

Outstanding as of December 31, 2013	—	—	9,592	12.26

(a)	The Company estimates the fair value of the restricted stock unit awards as the stock price on the grant date.
(b)	Restricted stock awards and units vested include shares withheld on behalf of employees to satisfy the minimum statutory tax withholding requirements.

E.	SHARE-BASED PAYMENT EXPENSE

Share-based payment expense before tax for the year 2013 amounts to €216 million and is broken down as follows:

•	€3 million for TOTAL share subscription plans;

•	€128 million for TOTAL restricted shares plans;

•	€74 million for SunPower plans; and

•	€11 million for the capital increase reserved for employees;

Share-based payment expense before tax for the year 2012 amounted to €148 million and was broken down as follows:

•	€13 million for TOTAL share subscription plans;

•	€133 million for TOTAL restricted shares plans; and

•	€2 million for SunPower plans.

Share-based payment expense before tax for the year 2011 amounted to €178 million and was broken down as follows:

•	€27 million for TOTAL share subscription plans;

•	€134 million for TOTAL restricted shares plans; and

•	€17 million for SunPower plans.

The fair value of the options granted in 2011 has been measured according to the Black-Scholes method and based on the following assumptions:

For the year ended December 31,	2013	2012	2011
Risk free interest rate (%)(a)	—	—	2.0
Expected dividends (%)(b)	—	—	5.6
Expected volatility (%)(c)	—	—	27.5
Vesting period (years)	—	—	2
Exercise period (years)	—	—	8
Fair value of the granted options (€ per option)	—	—	4.4

(a)	Zero coupon Euro swap rate at 6 years.
(b)	The expected dividends are based on the price of TOTAL share derivatives traded on the markets.
(c)	The expected volatility is based on the implied volatility of TOTAL share options and of share indices options traded on the markets.

In 2013 and 2012 no new TOTAL share subscription option plan was decided.

The cost of capital increases reserved for employees is reduced to take into account the non transferability of the shares that could be subscribed by the employees over a period of five years. The valuation method of non transferability of the shares is based on a strategy cost in two steps consisting, first, in a five years forward sale of the nontransferable shares, and second, in purchasing the same number of shares in cash with a loan financing reimbursable “in fine”. During 2011, the main assumptions used for the valuation of the cost of capital increase reserved for employees were the following:

For the year ended December 31,	2011
Date of the Board of Directors meeting that decided the issue	October 28, 2010
Subscription price (€)	34.80
Share price at the reference date (€)(a)	41.60
Number of shares (in millions)	8.90
Risk free interest rate (%)(b)	2.82
Employees’ loan financing rate (%)(c)	7.23
Non transferability cost (% of the reference’s share price)	17.6

(a)	Share price at the date which the Chairman and Chief Executive Officer decided the subscription period.
(b)	Zero coupon Euro swap rate at 5 years.
(c)	The employees’ loan financing rate is based on a 5 year consumer’s credit rate.

Due to the fact that the non transferability cost was higher than the discount, no cost has been accounted in 2011.

The Combined General Meeting of May 11, 2012 delegated to the Board of Directors, in its seventeenth resolution, the authority to carry out in one or more occasions within a maximum period of twenty-six months, a capital increase reserved for employees belonging to an employee savings plan.

This same Combined General Meeting of May 11, 2012 also delegated to the Board of Directors the powers necessary to accomplish in one or more occasions within a maximum period of eighteen months, a capital increase with the objective of providing employees with their registered office located outside France with benefits comparable to those granted to the employees included in the seventeenth resolution of the Combined General Meeting of May 11, 2012.

Pursuant to these delegations, the Board of Directors, during its September 18, 2012 meeting, decided to proceed with a capital increase reserved for employees that included a classic offer and a leveraged offer depending on the employees’ choice, within the limit of 18 million shares with dividend rights as of January 1, 2012. This capital increase resulted in the subscription of 10,802,215 shares with a par value of €2.5 at a unit price of €30.70. The issuance of the shares was acknowledged on April 25, 2013.

The cost of the capital increase reserved for employees consists of the cost related to the discount on all the shares subscribed using both the classic and the leveraged schemes, and the opportunity gain for the shares subscribed using the leveraged scheme. This opportunity gain corresponds to the benefit of subscribing to the leveraged offer, rather than reproducing the same economic profile through the purchase of options in the market for individual investors.

The global cost is reduced to take into account the non transferability of the shares that could be subscribed by the employees over a period of five years. The valuation method of non transferability of the shares is based on a strategy cost in two steps consisting, first, in a five years forward sale of the nontransferable shares, and second, in purchasing the same number of shares in cash with a loan financing reimbursable “in fine”. During the year 2013, the main assumptions used for the valuation of the cost of the capital increase reserved for employees were the following:

For the year ended December 31,	2013
Date of the Board of Directors meeting that decided the issue	September 18, 2012
Subscription price (€)(a)	30.70
Share price at the reference date (€)(b)	39.57
Number of shares (in millions)	10.80
Risk free interest rate (%)(c)	0.88
Employees’ loan financing rate (%)(d)	6.97
Non transferability cost (% of the reference’s share price)	22.1

(a)	Average of the closing TOTAL share prices during the twenty trading days prior to March 14, 2013, date on which the Chairman and Chief Executive Officer set the subscription period, after deduction of a 20% discount.
(b)	Share price on March 14, 2013, date on which the Chairman and Chief Executive Officer set the subscription period.
(c)	Zero coupon Euro swap rate at 5 years.
(d)	The employees’ loan financing rate is based on a 5 year consumer’s credit rate.

A cost of €10.6 million related to the capital increase reserved for employees has been accounted to the fiscal year 2013.

26) PAYROLL AND STAFF

For the year ended December 31,	2013	2012	2011
Personnel expenses (M€)
Wages and salaries (including social charges)	7,096	7,135	6,579
Group employees
France
• Management	11,189	11,347	11,123
• Other	22,010	23,656	23,914
International
• Management	17,338	16,307	15,713
• Other	48,262	45,816	45,354
Total	98,799	97,126	96,104

The number of employees includes only employees of fully consolidated subsidiaries.

27) STATEMENT OF CASH FLOWS

A)	CASH FLOW FROM OPERATING ACTIVITIES

The following table gives additional information on cash paid or received in the cash flow from operating activities:

For the year ended December 31, (M€)	2013	2012	2011
Interests paid	(538)	(694)	(679)
Interests received	57	73	277
Income tax paid(a)	(10,322)	(13,067)	(12,061)
Dividends received	2,107	2,419	2,133

(a)	These amounts include taxes paid in kind under production-sharing contracts in the exploration-production.

Changes in working capital are detailed as follows:

For the year ended December 31, (M€)	2013	2012	2011
Inventories	812	372	(1,845)
Accounts receivable	2,396	767	(1,287)
Other current assets	(1,264)	(226)	(2,409)
Accounts payable	130	345	2,646
Other creditors and accrued liabilities	(144)	(174)	1,156
Net amount	1,930	1,084	(1,739)

B)	CASH FLOW USED IN FINANCING ACTIVITIES

Changes in non-current financial debt are detailed in the following table under a net value due to the high number of multiple drawings:

For the year ended December 31, (M€)	2013	2012	2011
Issuance of non-current debt	8,448	5,539	4,234
Repayment of non-current debt	(89)	(260)	(165)
Net amount	8,359	5,279	4,069

C)	CASH AND CASH EQUIVALENTS

Cash and cash equivalents are detailed as follows:

For the year ended December 31, (M€)	2013	2012	2011
Cash	9,351	6,202	4,715
Cash equivalents	5,296	9,267	9,310
Total	14,647	15,469	14,025

Cash equivalents are mainly composed of deposits less than three months deposited in government institutions or deposit banks selected in accordance with strict criteria.

28) FINANCIAL ASSETS AND LIABILITIES ANALYSIS PER INSTRUMENTS CLASS AND STRATEGY

The financial assets and liabilities disclosed in the balance sheet are detailed as follows:

	Financial instruments related to financing and operational activities							Other financial instruments	Total	Fair value
	Amortized cost	Fair value
As of December 31, 2013 (M€) Assets / (Liabilities)		Available for sale(a)	Held for trading	Financial debt (b)	Hedging of financial debt	Cash flow hedge	Net investment hedge and other
Equity affiliates: loans	2,577	—	—	—	—	—	—	—	2,577	2,577
Other investments	—	1,207	—	—	—	—	—	—	1,207	1,207
Hedging instruments of non-current financial debt	—	—	—	—	873	155	—	—	1,028	1,028
Other non-current assets	2,592	—	—	—	—	—	—	—	2,592	2,592
Accounts receivable, net(C)	—	—	—	—	—	—	—	16,984	16,984	16,984
Other operating receivables	—	—	927	—	—	—	—	6,264	7,191	7,191
Current financial assets	117	—	78	—	340	1	—	—	536	536
Cash and cash equivalents	—	—	—	—	—	—	—	14,647	14,647	14,647
Total financial assets	5,286	1,207	1,005	—	1,213	156	—	37,895	46,762	46,762
Total non-financial assets	—	—	—	—	—	—	—	—	126,729	—
Total assets	—	—	—	—	—	—	—	—	173,491	—
Non-current financial debt	(5,064)	—	—	(19,769)	(236)	—	—	—	(25,069)	(25,670)
Accounts payable(C)	—	—	—	—	—	—	—	(21,958)	(21,958)	(21,958)
Other operating liabilities	—	—	(615)	—	—	(19)	—	(5,307)	(5,941)	(5,941)
Current borrowings	(4,279)	—	—	(3,837)	—	—	—	—	(8,116)	(8,116)
Other current financial liabilities	—	—	(44)	—	(228)	(4)	—	—	(276)	(276)
Total financial liabilities	(9,343)	—	(659)	(23,606)	(464)	(23)	—	(27,265)	(61,360)	(61,961)
Total non-financial liabilities	—	—	—	—	—	—	—	—	(112,131)	—
Total liabilities	—	—	—	—	—	—	—	—	(173,491)	—

(a)	Financial assets available for sale are measured at their fair value except for unlisted securities (see Note 1 paragraph M(ii) and Note 13 to the Consolidated Financial Statements).
(b)	The financial debt is adjusted to the hedged risks value (currency and interest rate) as part of hedge accounting (see Note 1 paragraph M(iii) to the Consolidated Financial Statements).
(c)	The impact of offsetting on accounts receivable, net is €(2,508) million and + €2,508 million on accounts payable.

	Financial instruments related to financing and operational activities							Other financial instruments	Total	Fair value
	Amortized cost	Fair value
As of December 31, 2012 (M€) Assets / (Liabilities)		Available for sale(a)	Held for trading	Financial debt(b)	Hedging of financial debt	Cash flow hedge	Net investment hedge and other
Equity affiliates: loans	2,360	—	—	—	—	—	—	—	2,360	2,360
Other investments	—	1,190	—	—	—	—	—	—	1,190	1,190
Hedging instruments of non-current financial debt	—	—	—	—	1,566	60	—	—	1,626	1,626
Other non-current assets	2,207	—	—	—	—	—	—	—	2,207	2,207
Accounts receivable, net(C)	—	—	—	—	—	—	—	19,206	19,206	19,206
Other operating receivables	—	—	681	—	—	—	—	5,477	6,158	6,158
Current financial assets	1,093	—	38	—	430	1	—	—	1,562	1,562
Cash and cash equivalents	—	—	—	—	—	—	—	15,469	15,469	15,469
Total financial assets	5,660	1,190	719	—	1,996	61	—	40,152	49,778	49,778
Total non-financial assets	—	—	—	—	—	—	—	—	121,446	—
Total assets	—	—	—	—	—	—	—	—	171,224	—
Non-current financial debt	(5,086)	—	—	(17,177)	(11)	—	—	—	(22,274)	(22,473)
Accounts payable(C)	—	—	—	—	—	—	—	(21,648)	(21,648)	(21,648)
Other operating liabilities	—	—	(456)	—	—	(10)	—	(5,438)	(5,904)	(5,904)
Current borrowings	(6,787)	—	—	(4,229)	—	—	—	—	(11,016)	(11,016)
Other current financial liabilities	—	—	(88)	—	(84)	(4)	—	—	(176)	(176)
Total financial liabilities	(11,873)	—	(544)	(21,406)	(95)	(14)	—	(27,086)	(61,018)	(61,217)
Total non-financial liabilities	—	—	—	—	—	—	—	—	(110,206)	—
Total liabilities	—	—	—	—	—	—	—	—	(171,224)	—

(a)	Financial assets available for sale are measured at their fair value except for unlisted securities (see Note 1 paragraph M(ii) and Note 13 to the Consolidated Financial Statements).
(b)	The financial debt is adjusted to the hedged risks value (currency and interest rate) as part of hedge accounting (see Note 1 paragraph M(iii) to the Consolidated Financial Statements).
(c)	The impact of offsetting on accounts receivable, net is €(1,082) million and + €1,082 million on accounts payable.

	Financial instruments related to financing and trading activities							Other financial instruments	Total	Fair value
	Amortized cost	Fair value
As of December 31, 2011 (M€) Assets / (Liabilities)		Available for sale (a)	Held for trading	Financial debt (b)	Hedging of financial debt	Cash flow hedge	Net investment hedge and other
Equity affiliates: loans	2,246	—	—	—	—	—	—	—	2,246	2,246
Other investments	—	3,674	—	—	—	—	—	—	3,674	3,674
Hedging instruments of non-current financial debt	—	—	—	—	1,971	5	—	—	1,976	1,976
Other non-current assets	2,055	—	—	—	—	—	—	—	2,055	2,055
Accounts receivable, net (C)	—	—	—	—	—	—	—	20,049	20,049	20,049
Other operating receivables	—	—	1,017	—	—	—	—	6,450	7,467	7,467
Current financial assets	146	—	159	—	383	12	—	—	700	700
Cash and cash equivalents	—	—	—	—	—	—	—	14,025	14,025	14,025
Total financial assets	4,447	3,674	1,176	—	2,354	17	—	40,524	52,192	52,192
Total non-financial assets	—	—	—	—	—	—	—	—	111,513	—
Total assets	—	—	—	—	—	—	—	—	163,705	—
Non-current financial debt	(4,858)	—	—	(17,551)	(97)	(49)	—	(2)	(22,557)	(23,247)
Accounts payable (C)	—	—	—	—	—	—	—	(22,086)	(22,086)	(22,086)
Other operating liabilities	—	—	(548)	—	—	—	—	(4,893)	(5,441)	(5,441)
Current borrowings	(6,158)	—		(3,517)	—	—	—	—	(9,675)	(9,675)
Other current financial liabilities	—	—	(87)	—	(40)	(14)	(26)	—	(167)	(167)
Total financial liabilities	(11,016)	—	(635)	(21,068)	(137)	(63)	(26)	(26,981)	(59,926)	(60,616)
Total non-financial liabilities	—	—	—	—	—	—	—	—	(103,779)	—
Total liabilities	—	—	—	—	—	—	—	—	(163,705)	—

(a)	Financial assets available for sale are measured at their fair value except for unlisted securities (see Note 1 paragraph M(ii) and Note 13 to the Consolidated Financial Statements).
(b)	The financial debt is adjusted to the hedged risks value (currency and interest rate) as part of hedge accounting (see Note 1 paragraph M(iii) to the Consolidated Financial Statements).
(c)	The impact of offsetting on accounts receivable, net is €(779) million and + €779 million on accounts payable.

29) FAIR VALUE OF FINANCIAL INSTRUMENTS (EXCLUDING COMMODITY CONTRACTS)

A)	IMPACT ON THE STATEMENT OF INCOME PER NATURE OF FINANCIAL INSTRUMENTS

Operating assets and liabilities

The impact on the statement of income is detailed as follows:

For the year ended December 31, (M€)	2013	2012	2011
Assets available for sale (investments):
— dividend income on non-consolidated subsidiaries	152	223	330
— gains (losses) on disposal of assets	112	516	103
— other	(71)	(60)	(29)
Loans and receivables	80	(20)	(34)
Impact on net operating income	273	659	370

The impact in the statement of income mainly includes:

•	Dividends and gains or losses on disposal of other investments classified as “Other investments”;

•	Financial gains and depreciation on loans related to equity affiliates, non-consolidated companies and on receivables reported in “Loans and receivables”.

Assets and liabilities from financing activities

The impact on the statement of income of financing assets and liabilities is detailed as follows:

For the year ended December 31, (M€)	2013	2012	2011
Loans and receivables	70	80	271
Financing liabilities and associated hedging instruments	(677)	(675)	(730)
Fair value hedge (ineffective portion)	7	4	17
Assets and liabilities held for trading	(6)	20	2
Impact on the cost of net debt	(606)	(571)	(440)

The impact on the statement of income mainly includes:

•	Financial income on cash, cash equivalents, and current financial assets (notably current deposits beyond three months) classified as “Loans and receivables”;
•

Financial expense of long term subsidiaries financing, associated hedging instruments (excluding ineffective portion of the hedge detailed below) and financial expense of short term financing classified as “Financing liabilities and associated hedging instruments”;

•	Ineffective portion of bond hedging; and

•	Financial income, financial expense and fair value of derivative instruments used for cash management purposes classified as “Assets and liabilities held for trading”.

Financial derivative instruments used for cash management purposes (interest rate and foreign exchange) are considered to be held for trading. Based on practical documentation issues, the Group did not elect to set up hedge accounting for such instruments. The impact on income of the derivatives is offset by the impact of loans and current liabilities they are related to. Therefore these transactions taken as a whole do not have a significant impact on the Consolidated Financial Statements.

B)	IMPACT OF THE HEDGING STRATEGIES

Fair value hedge

The impact on the statement of income of the bond hedging instruments which is recorded in the item “Financial interest on debt” in the Consolidated Statement of Income is detailed as follows:

For the year ended December 31, (M€)	2013	2012	2011
Revaluation at market value of bonds	1,075	321	(301)
Swap hedging of bonds	(1,068)	(317)	318
Ineffective portion of the fair value hedge	7	4	17

The ineffective portion is not representative of the Group’s performance considering the Group’s objective to hold swaps to maturity. The current portion of the swaps valuation is not subject to active management.

Net investment hedge

These instruments are recorded directly in shareholders’ equity under “Currency translation adjustments”. The variations of the period are detailed in the table below:

For the year ended December 31, (M€)	As of January 1,	Variations	Disposals	As of December 31,
2013	(291)	25	—	(266)
2012	(104)	(187)	—	(291)
2011	(243)	139	—	(104)

As for December 31, 2012, the Group had no open forward hedging instruments as of December 31, 2013. The fair value of open forward instruments was €(26) million in 2011.

Cash flow hedge

The impact on the statement of income and on equity of the hedging instruments qualified as cash flow hedges is detailed as follows:

For the year ended December 31, (M€)	2013	2012	2011
Profit (Loss) recorded in equity during the period	117	65	(84)
Recycled amount from equity to the income statement during the period	65	87	(47)
As of December 31, 2013, 2012, and 2011, the ineffective portion of these financial instruments is equal to zero.

C)	MATURITY OF DERIVATIVE INSTRUMENTS

The maturity of the notional amounts of derivative instruments, excluding the commodity contracts, is detailed in the following table:

		Notional value(a)
As of December 31, 2013 (M€) Assets / (Liabilities)	Fair value	Total	2014	2015	2016	2017	2018	2019 and after
Fair value hedge
Swaps hedging fixed-rates bonds (liabilities)	(236)	7,480	—	—	—	—	—	—
Swaps hedging fixed-rates bonds (assets)	873	12,156	—	—	—	—	—	—
Total swaps hedging fixed-rates bonds (assets and liabilities)	637	19,636	—	3,410	2,606	2,970	3,749	6,901
Swaps hedging fixed-rates bonds (current portion) (liabilities)	(228)	1,366	—	—	—	—	—	—
Swaps hedging fixed-rates bonds (current portion) (assets)	340	2,793	—	—	—	—	—	—
Total swaps hedging fixed-rates bonds (current portion) (assets and liabilities)	112	4,159	4,159	—	—	—	—	—
Cash flow hedge
Swaps hedging fixed-rates bonds (liabilities)	—	—	—	—	—	—	—	—
Swaps hedging fixed-rates bonds (assets)	155	1,610	—	—	—	—	—	—
Total swaps hedging fixed-rates bonds (assets and liabilities)	155	1,610	—	—	—	—	—	1,610
Swaps hedging fixed-rates bonds (current portion) (liabilities)	(4)	120	—	—	—	—	—	—
Swaps hedging fixed-rates bonds (current portion) (assets)	1	96	—	—	—	—	—	—
Total swaps hedging fixed-rates bonds (current portion) (assets and liabilities)	(3)	216	196	20	—	—	—	—
Swaps hedging investments (liabilities)	(19)	143	—	—	—	—	—	—
Swaps hedging investments (assets)	—	—	—	—	—	—	—	—
Total swaps hedging investments (assets and liabilities)	(19)	143	132	11	—	—	—	—
Net investment hedge
Currency swaps and forward exchange contracts (assets)	—	—	—	—	—	—	—	—
Currency swaps and forward exchange contracts (liabilities)	—	—	—	—	—	—	—	—
Total swaps hedging net investments	—	—	—	—	—	—	—	—
Held for trading
Other interest rate swaps (assets)	2	4,093	—	—	—	—	—	—
Other interest rate swaps (liabilities)	(3)	11,316	—	—	—	—	—	—
Total other interest rate swaps (assets and liabilities)	(1)	15,409	15,127	86	83	62	51	—
Currency swaps and forward exchange contracts (assets)	76	4,768	—	—	—	—	—	—
Currency swaps and forward exchange contracts (liabilities)	(41)	4,437	—	—	—	—	—	—
Total currency swaps and forward exchange contracts (assets and liabilities)	35	9,205	8,945	194	42	10	14	—

(a)	These amounts set the levels of notional commitment and are not indicative of a contingent gain or loss.

		Notional value(a)
As of December 31, 2012 (M€) Assets / (Liabilities)	Fair value	Total	2013	2014	2015	2016	2017	2018 and after
Fair value hedge
Swaps hedging fixed-rates bonds (liabilities)	(11)	1,737	—	—	—	—	—	—
Swaps hedging fixed-rates bonds (assets)	1,566	15,431	—	—	—	—	—	—
Total swaps hedging fixed-rates bonds (assets and liabilities)	1,555	17,168	—	4,205	3,537	2,098	3,075	4,253
Swaps hedging fixed-rates bonds (current portion) (liabilities)	(84)	591	—	—	—	—	—	—
Swaps hedging fixed-rates bonds (current portion) (assets)	430	3,614	—	—	—	—	—	—
Total swaps hedging fixed-rates bonds (current portion) (assets and liabilities)	346	4,205	4,205	—	—	—	—	—
Cash flow hedge
Swaps hedging fixed-rates bonds (liabilities)
Swaps hedging fixed-rates bonds (assets)	60	1,683	—	—	—	—	—	—
Total swaps hedging fixed-rates bonds (assets and liabilities)	60	1,683	—	—	—	—	—	1,683
Swaps hedging fixed-rates bonds (current portion) (liabilities)	(4)	148	—	—	—	—	—	—
Swaps hedging fixed-rates bonds (current portion) (assets)	1	19	—	—	—	—	—	—
Total swaps hedging fixed-rates bonds (current portion) (assets and liabilities)	(3)	167	167	—	—	—	—	—
Swaps hedging investments (liabilities)	(10)	518	—	—	—	—	—	—
Swaps hedging investments (assets)	—	—	—	—	—	—	—	—
Total swaps hedging investments (assets and liabilities)	(10)	518	365	141	12	—	—	—
Net investment hedge
Currency swaps and forward exchange contracts (assets)	—	—	—	—	—	—	—	—
Currency swaps and forward exchange contracts (liabilities)	—	—	—	—	—	—	—	—
Total swaps hedging net investments	—	—	—	—	—	—	—	—
Held for trading
Other interest rate swaps (assets)	2	11,041	—	—	—	—	—	—
Other interest rate swaps (liabilities)	(2)	9,344	—	—	—	—	—	—
Total other interest rate swaps (assets and liabilities)	—	20,385	19,962	133	88	85	64	53
Currency swaps and forward exchange contracts (assets)	36	4,768	—	—	—	—	—	—
Currency swaps and forward exchange contracts (liabilities)	(86)	12,224	—	—	—	—	—	—
Total currency swaps and forward exchange contracts (assets and liabilities)	(50)	16,992	16,776	186	(15)	16	16	13

(a)	These amounts set the levels of notional commitment and are not indicative of a contingent gain or loss.

As of December 31, 2011 (M€) Assets / (Liabilities)		Notional value (a)
	Fair value	Total	2012	2013	2014	2015	2016	2017 and after
Fair value hedge
Swaps hedging fixed-rates bonds (liabilities)	(97)	1,478	—	—	—	—	—	—
Swaps hedging fixed-rates bonds (assets)	1,971	15,653	—	—	—	—	—	—
Total swaps hedging fixed-rates bonds (assets and liabilities)	1,874	17,131	—	4,204	4,215	3,380	1,661	3,671
Swaps hedging fixed-rates bonds (current portion) (liabilities)	(40)	642	—	—	—	—	—	—
Swaps hedging fixed-rates bonds (current portion) (assets)	383	2,349	—	—	—	—	—	—
Total swaps hedging fixed-rates bonds (current portion) (assets and liabilities)	343	2,991	2,991	—	—	—	—	—
Cash flow hedge
Swaps hedging fixed-rates bonds (liabilities)	(49)	967	—	—	—	—	—	—
Swaps hedging fixed-rates bonds (assets)	5	749	—	—	—	—	—	—
Total swaps hedging fixed-rates bonds (assets and liabilities)	(44)	1,716		—	—	—	—	1,716
Swaps hedging fixed-rates bonds (current portion) (liabilities)	(14)	582	—	—	—	—	—	—
Swaps hedging fixed-rates bonds (current portion) (assets)	12	908	—	—	—	—	—	—
Total swaps hedging fixed-rates bonds (current portion) (assets and liabilities)	(2)	1,490	1,490	—	—	—	—	—
Net investment hedge
Currency swaps and forward exchange contracts (assets)	—	—	—	—	—	—	—	—
Currency swaps and forward exchange contracts (liabilities)	(26)	881	—	—	—	—	—	—
Total swaps hedging net investments	(26)	881	881	—	—	—	—	—
Held for trading
Other interest rate swaps (assets)	1	3,605	—	—	—	—	—	—
Other interest rate swaps (liabilities)	(2)	14,679	—	—	—	—	—	—
Total other interest rate swaps (assets and liabilities)	(1)	18,284	18,284	—	—	—	—	—
Currency swaps and forward exchange contracts (assets)	158	6,984	—	—	—	—	—	—
Currency swaps and forward exchange contracts (liabilities)	(85)	4,453	—	—	—	—	—	—
Total currency swaps and forward exchange contracts (assets and liabilities)	73	11,437	11,176	80	58	36	31	56

(a)	These amounts set the levels of notional commitment and are not indicative of a contingent gain or loss.

D)	FAIR VALUE HIERARCHY

The fair value hierarchy for financial instruments excluding commodity contracts is as follows:

As of December 31, 2013 (M€ )	Quoted prices in active markets for identical assets (level 1)	Prices based on observable data (level 2)	Prices based on non observable data (level 3)	Total
Fair value hedge instruments	—	749	—	749
Cash flow hedge instruments	—	133	—	133
Net investment hedge instruments	—	—	—	—
Assets and liablities held for trading	—	34	—	34
Assets available for sale	116	—	—	116
Total	116	916	—	1,032

As of December 31, 2012 (M€ )	Quoted prices in active markets for identical assets (level 1)	Prices based on observable data (level 2)	Prices based on non observable data (level 3)	Total
Fair value hedge instruments	—	1,901	—	1,901
Cash flow hedge instruments	—	47	—	47
Net investment hedge instruments	—	—	—	—
Assets and liablities held for trading	—	(50)	—	(50)
Assets available for sale	91	—	—	91
Total	91	1,898	—	1,989

As of December 31, 2011 (M€ )	Quoted prices in active markets for identical assets (level 1)	Prices based on observable data (level 2)	Prices based on non observable data (level 3)	Total
Fair value hedge instruments	—	2,217	—	2,217
Cash flow hedge instruments	—	(46)	—	(46)
Net investment hedge instruments	—	(26)	—	(26)
Assets and liablities held for trading	—	72	—	72
Assets available for sale	2,575	—	—	2,575
Total	2,575	2,217	—	4,792

The description of each fair value level is presented in Note 1 paragraph M(v) to the Consolidated Financial Statements.

30) FINANCIAL INSTRUMENTS RELATED TO COMMODITY CONTRACTS

Financial instruments related to oil, gas and power activities as well as related currency derivatives are recorded at fair value under “Other current assets” or “Other creditors and accrued liabilities” depending on whether they are assets or liabilities.

As of December 31, 2013 (M€) Assets / (Liabilities)	Gross value before offsetting – assets	Gross value before offsetting – liabilities	Amounts offset – assets(c)	Amounts offset – liabilities(c)	Net balance sheet value presented – assets	Net balance sheet value presented – liabilities	Other amounts not offset	Net carrying amount	Fair value(b)
Crude oil, petroleum products and freight rates activities
Petroleum products and crude oil swaps	68	(148)	(57)	57	11	(91)	—	(80)	(80)
Freight rate swaps	—	—	—	—	—	—	—	—	—
Forwards(a)	42	(41)	(6)	6	36	(35)	—	1	1
Options	144	(170)	(45)	45	99	(125)	—	(26)	(26)
Futures	5	(1)	—	—	5	(1)	—	4	4
Options on futures	49	(41)	(41)	41	8	—	—	8	8
Other / Collateral	—	—	—	—	—	—	70	70	70
Total crude oil, petroleum products and freight rates	308	(401)	(149)	149	159	(252)	70	(23)	(23)
Gas & Power activities
Swaps	50	(15)	(8)	8	42	(7)	—	35	35
Forwards(a)	763	(384)	(29)	29	734	(355)	—	379	379
Options	—	(9)	(8)	8	(8)	(1)	—	(9)	(9)
Futures	—	—	—	—	—	—	—	—	—
Other / Collateral	—	—	—	—	—	—	11	11	11
Total Gas & Power	813	(408)	(45)	45	768	(363)	11	416	416
Total	1,121	(809)	(194)	194	927	(615)	81	393	393
Total of fair value non recognized in the balance sheet									—

(a)	Forwards: contracts resulting in physical delivery are accounted for as derivative commodity contracts and included in the amounts shown.
(b)

When the fair value of derivatives listed on an organized exchange market (futures, options on futures and swaps) is offset with the margin call received or paid in the balance sheet, this fair value is set to zero.

(c)	Amounts offset in accordance with IAS 32.

As of December 31, 2012 (M€) Assets / (Liabilities)	Gross value before offsetting – assets	Gross value before offsetting – liabilities	Amounts offset – assets(c)	Amounts offset – liabilities(c)	Net balance sheet value presented – assets	Net balance sheet value presented – liabilities	Other amounts not offset	Net carrying amount	Fair value(b)
Crude oil, petroleum products and freight rates activities
Petroleum products and crude oil swaps	142	(168)	(90)	90	52	(78)	—	(26)	(26)
Freight rate swaps	—	—	—	—	—	—	—	—	—
Forwards(a)	7	(9)	(3)	3	4	(6)	—	(2)	(2)
Options	231	(249)	(226)	226	5	(23)	—	(18)	(18)
Futures	—	(6)	—	—	—	(6)	—	(6)	(6)
Options on futures	64	(59)	(59)	59	5	—	—	5	5
Other / Collateral	—	—	—	—	—	—	22	22	22
Total crude oil, petroleum products and freight rates	444	(491)	(378)	378	66	(113)	22	(25)	(25)
Gas & Power activities
Swaps	54	(71)	(43)	43	11	(28)	—	(17)	(17)
Forwards(a)	652	(361)	(48)	48	604	(313)	—	291	291
Options	11	(13)	(11)	11	—	(2)	—	(2)	(2)
Futures	—	—	—	—	—	—	—	—	—
Other / Collateral	—	—	—	—	—	—	31	31	31
Total Gas & Power	717	(445)	(102)	102	615	(343)	31	303	303
Total	1,161	(936)	(480)	480	681	(456)	53	278	278
Total of fair value non recognized in the balance sheet									—

(a)	Forwards: contracts resulting in physical delivery are accounted for as derivative commodity contracts and included in the amounts shown.
(b)

When the fair value of derivatives listed on an organized exchange market (futures, options on futures and swaps) is offset with the margin call received or paid in the balance sheet, this fair value is set to zero.

(c)	Amounts offset in accordance with IAS 32.

As of December 31, 2011 (M€) Assets / (Liabilities)	Gross value before offsetting – assets	Gross value before offsetting – liabilities	Amounts offset – assets(c)	Amounts offset – liabilities(c)	Net balance sheet value presented – assets	Net balance sheet value presented – liabilities	Other amounts not offset	Net carrying amount	Fair value(b)
Crude oil, petroleum products and freight rates activities
Petroleum products and crude oil swaps	345	(342)	(240)	240	105	(102)	—	3	3
Freight rate swaps	—	—	—	—	—	—	—	—	—
Forwards(a)	11	(27)	(6)	6	5	(21)	—	(16)	(16)
Options	313	(317)	(297)	297	16	(20)	—	(4)	(4)
Futures	—	(14)	—	—	—	(14)	—	(14)	(14)
Options on futures	96	(102)	(96)	96	—	(6)	—	(6)	(6)
Other / Collateral	—	—	—	—	—	—	(50)	(50)	(50)
Total crude oil, petroleum products and freight rates	765	(802)	(639)	639	126	(163)	(50)	(87)	(87)
Gas & Power activities
Swaps	72	(15)	(9)	9	63	(6)	—	57	57
Forwards(a)	949	(497)	(121)	121	828	(376)	—	452	452
Options	15	(18)	(15)	15	—	(3)	—	(3)	(3)
Futures	—	—	—	—	—	—	—	—	—
Other / Collateral	—	—	—	—	—	—	24	24	24
Total Gas & Power	1,036	(530)	(145)	145	891	(385)	24	530	530
Total	1,801	(1,332)	(784)	784	1,017	(548)	(26)	443	443
Total of fair value non recognized in the balance sheet									—

(a)	Forwards: contracts resulting in physical delivery are accounted for as derivative commodity contracts and included in the amounts shown.
(b)

When the fair value of derivatives listed on an organized exchange market (futures, options on futures and swaps) is offset with the margin call received or paid in the balance sheet, this fair value is set to zero.

(c)	Amounts offset in accordance with IAS 32.

Most commitments on crude oil and refined products have a short term maturity (less than one year). The maturity of most Gas & Power energy derivatives is less than three years forward.

The changes in fair value of financial instruments related to commodity contracts are detailed as follows:

For the year ended December 31, (M€)	Fair value as of January 1,	Impact on income	Settled contracts	Other	Fair value as of December 31,
Crude oil, petroleum products and freight rates activities
2013	(47)	1,706	(1,754)	2	(93)
2012	(37)	1,694	(1,705)	1	(47)
2011	38	1,572	(1,648)	1	(37)
Gas & Power activities
2013	272	470	(282)	(55)	405
2012	506	588	(825)	3	272
2011	(98)	899	(295)	—	506

The fair value hierarchy for financial instruments related to commodity contracts is as follows:

As of December 31, 2013 (M€ )	Quoted prices in active markets for identical assets (level 1)	Prices based on observable data (level 2)	Prices based on non observable data (level 3)	Total
Crude oil, petroleum products and freight rates activities	15	(108)	—	(93)
Gas & Power activities	—	405	—	405
Total	15	297	—	312

As of December 31, 2012 (M€ )	Quoted prices in active markets for identical assets (level 1)	Prices based on observable data (level 2)	Prices based on non observable data (level 3)	Total
Crude oil, petroleum products and freight rates activities	5	(52)	—	(47)
Gas & Power activities	(52)	324	—	272
Total	(47)	272	—	225

As of December 31, 2011 (M€ )	Quoted prices in active markets for identical assets (level 1)	Prices based on observable data (level 2)	Prices based on non observable data (level 3)	Total
Crude oil, petroleum products and freight rates activities	(38)	1	—	(37)
Gas & Power activities	(44)	550	—	506
Total	(82)	551	—	469

The description of each fair value level is presented in Note 1 paragraph M(v) to the Consolidated Financial Statements.

31) FINANCIAL RISKS MANAGEMENT

Oil and gas market related risks

Due to the nature of its business, the Group has significant oil and gas trading activities as part of its day-to-day operations in order to optimize revenues from its oil and gas production and to obtain favorable pricing to supply its refineries.

In its international oil trading business, the Group follows a policy of not selling its future production. However, in connection with this trading business, the Group, like most other oil companies, uses energy derivative instruments to adjust its exposure to price fluctuations of crude oil, refined products, natural gas, power and coal. The Group also uses freight rate derivative contracts in its shipping business to adjust its exposure to freight-rate fluctuations. To hedge against this risk, the Group uses various instruments such as futures, forwards, swaps and options on organized markets or over-the-counter markets. The list of the different derivatives held by the Group in these markets is detailed in Note 30 to the Consolidated Financial Statements.

The Trading & Shipping division measures its market risk exposure, i.e. potential loss in fair values, on its crude oil, refined products and freight rates trading activities using a value-at-risk technique. This technique is based on an historical model and makes an assessment of the market risk arising from possible future changes in market values over a 24-hour period. The calculation of the range of potential changes in fair values takes into account a snapshot of the end-of-day exposures and the set of historical price movements for the last 400 business days for all instruments and maturities in the global trading activities. Options are systematically re-evaluated using appropriate models.

The potential movement in fair values corresponds to a 97.5% value-at-risk type confidence level. This means that the Group’s portfolio result is likely to exceed the value-at-risk loss measure once over 40 business days if the portfolio exposures were left unchanged.

Trading & Shipping: value-at-risk with a 97.5% probability

As of December 31, (M€)	High	Low	Average	Year end
2013	9.9	3.5	6.2	7.1
2012	13.0	3.8	7.4	5.5
2011	10.6	3.7	6.1	6.3

As part of its gas, power and coal trading activity, the Group also uses derivative instruments such as futures, forwards, swaps and options in both organized and over-the-counter markets. In general, the transactions are settled at maturity date through physical delivery. The Gas & Power division measures its market risk exposure, i.e. potential loss in fair values, on its trading business using a value-at-risk technique. This technique is based on an historical model and makes an assessment of the market risk arising from possible future changes in market values over a one-day period. The calculation of the range of potential changes in fair values takes into account a snapshot of the end-of-day exposures and the set of historical price movements for the past two years for all instruments and maturities in the global trading business.

Gas & Power trading: value-at-risk with a 97.5% probability

As of December 31, (M€)	High	Low	Average	Year end
2013	9.0	2.0	4.0	5.0
2012	20.9	2.6	7.4	2.8
2011	21.0	12.7	16.0	17.6

The Group has implemented strict policies and procedures to manage and monitor these market risks. These are based on the separation of control and front-office functions and on an integrated information system that enables real-time monitoring of trading activities.

Limits on trading positions are approved by the Group’s Executive Committee and are monitored daily. To increase flexibility and encourage liquidity, hedging operations are performed with numerous independent operators, including other oil companies, major energy producers or consumers and financial institutions. The Group has established counterparty limits and monitors outstanding amounts with each counterparty on an ongoing basis.

Financial markets related risks

As part of its financing and cash management activities, the Group uses derivative instruments to manage its exposure to changes in interest rates and foreign exchange rates. These instruments are mainly interest rate and currency swaps. The Group may also occasionally use futures contracts and options. These operations and their accounting treatment are detailed in Notes 1 paragraph M, 20, 28 and 29 to the Consolidated Financial Statements.

Risks relative to cash management operations and to interest rate and foreign exchange financial instruments are managed according to rules set by the Group’s senior management, which provide for regular pooling of available cash balances, open positions and management of the financial instruments by the Treasury Department. Excess cash of the Group is deposited mainly in government institutions, deposit banks, or major companies through deposits, reverse repurchase agreements and purchase of commercial paper. Liquidity positions and the management of financial instruments are centralized by the Treasury Department, where they are managed by a team specialized in foreign exchange and interest rate market transactions.

The Cash Monitoring-Management Unit within the Treasury Department monitors limits and positions per bank on a daily basis and results of the Front Office. This unit also prepares marked-to-market valuations of used financial instruments and, when necessary, performs sensitivity analysis.

Counterparty risk

The Group has established standards for market transactions under which bank counterparties must be approved in advance, based on an assessment of the counterparty’s financial soundness (multi-criteria analysis including a review of market prices and of the Credit Default Swap (CDS), its ratings with Standard & Poor’s and Moody’s, which must be of high quality, and its overall financial condition).

An overall authorized credit limit is set for each bank and is allotted among the subsidiaries and the Group’s central treasury entities according to their needs.

To reduce the market values risk on its commitments, in particular for swaps set as part of bonds issuance, the Treasury Department also developed a system of margin call that is gradually implemented with significant counterparties.

Currency exposure

The Group seeks to minimize the currency exposure of each entity to its functional currency (primarily the euro, the dollar, the pound sterling and the Norwegian krone).

For currency exposure generated by commercial activity, the hedging of revenues and costs in foreign currencies is typically performed using currency operations on the spot market and, in some cases, on the forward market. The Group rarely hedges future cash flows, although it may use options to do so.

With respect to currency exposure linked to non-current assets booked in a currency other than the euro, the Group has a policy of reducing the related currency exposure by financing these assets in the same currency.

Net short-term currency exposure is periodically monitored against limits set by the Group’s senior management.

The non-current debt described in Note 20 to the Consolidated Financial Statements is generally raised by the corporate treasury entities either directly in dollars or in euros, or in other currencies which are then exchanged for dollars or euros through swaps issues to appropriately match general corporate needs. The proceeds from these debt issuances are loaned to affiliates whose accounts are kept in dollars or in euros. Thus, the net sensitivity of these positions to currency exposure is not significant.

The Group’s short-term currency swaps, the notional value of which appears in Note 29 to the Consolidated Financial

Statements, are used to attempt to optimize the centralized cash management of the Group. Thus, the sensitivity to currency fluctuations which may be induced is likewise considered negligible.

Short-term interest rate exposure and cash

Cash balances, which are primarily composed of euros and dollars, are managed according to the guidelines established by the Group’s senior management (maintain an adequate level of liquidity, optimize revenue from investments considering existing interest rate yield curves, and minimize the cost of borrowing) over a less than twelve-month horizon and on the basis of a daily interest rate benchmark, primarily through short-term interest rate swaps and short-term currency swaps, without modifying currency exposure.

Interest rate risk on non-current debt

The Group’s policy consists of incurring non-current debt primarily at a floating rate, or, if the opportunity arises at the time of an issuance, at a fixed rate. Debt is incurred in dollars or in euros according to general corporate needs. Long-term interest rate and currency swaps may be used to hedge bonds at their issuance in order to create a variable or fixed rate synthetic debt. In order to partially modify the interest rate structure of the long-term debt, TOTAL may also enter into long-term interest rate swaps.

Sensitivity analysis on interest rate and foreign exchange risk

The tables below present the potential impact of an increase or decrease of 10 basis points on the interest rate yield curves for each of the currencies on the fair value of the current financial instruments as of December 31, 2013, 2012, and 2011.

			Change in fair value due to a change in interest rate by
Assets / (Liabilities) (M€)	Carrying amount	Estimated fair value	+ 10 basis points	- 10 basis points
As of December 31, 2013
Bonds (non-current portion, before swaps)	(24,028)	(24,629)	39	(39)
Swaps hedging fixed-rates bonds (liabilities)	(236)	(236)	—	—
Swaps hedging fixed-rates bonds (assets)	1,028	1,028	—	—
Total swaps hedging fixed-rates bonds (assets and liabilities)	792	792	(28)	27
Current portion of non-current debt after swap (excluding capital lease obligations)	3,784	3,784	4	(4)
Other interest rates swaps	(1)	(1)	(1)	1
Currency swaps and forward exchange contracts	13	13	—	—
As of December 31, 2012
Bonds (non-current portion, before swaps)	(21,346)	(21,545)	97	(97)
Swaps hedging fixed-rates bonds (liabilities)	(11)	(11)	—	—
Swaps hedging fixed-rates bonds (assets)	1,626	1,626	—	—
Total swaps hedging fixed-rates bonds (assets and liabilities)	1,615	1,615	(58)	58
Current portion of non-current debt after swap (excluding capital lease obligations)	4,251	4,251	4	(4)
Other interest rates swaps	—	—	2	(2)
Currency swaps and forward exchange contracts	(50)	(50)	—	—
As of December 31, 2011
Bonds (non-current portion, before swaps)	(21,402)	(22,092)	83	(83)
Swaps hedging fixed-rates bonds (liabilities)	(146)	(146)	—	—
Swaps hedging fixed-rates bonds (assets)	1,976	1,976	—	—
Total swaps hedging fixed-rates bonds (assets and liabilities)	1,830	1,830	(49)	49
Current portion of non-current debt after swap (excluding capital lease obligations)	3,488	3,488	3	(3)
Other interest rates swaps	(1)	(1)	3	(3)
Currency swaps and forward exchange contracts	47	47	—	—

The impact of changes in interest rates on the cost of net debt before tax is as follows:

For the year ended December 31, (M€)	2013	2012	2011
Cost of net debt	(606)	(571)	(440)
Interest rate translation of :
+ 10 basis points	(11)	(11)	(10)
- 10 basis points	11	11	10
+ 100 basis points	(113)	(106)	(103)
- 100 basis points	113	106	103

As a result of the policy for the management of currency exposure previously described, the Group’s sensitivity to currency exposure is primarily influenced by the net equity of the subsidiaries whose functional currency is the dollar and, to a lesser extent, the pound sterling and the Norwegian krone.

This sensitivity is reflected in the historical evolution of the currency translation adjustment recorded in the statement of changes in shareholders’ equity which, in the course of the last three fiscal years, is essentially related to the fluctuation of dollar and pound sterling and is set forth in the table below:

	Euro /Dollar exchange rates	Euro / Pound sterling exchange rates
As of December 31, 2013	1.38	0.83
As of December 31, 2012	1.32	0.82
As of December 31, 2011	1.29	0.84

As of December 31, 2013 (M€)	Total	Euro	Dollar	Pound sterling	Other currencies and equity affiliates
Shareholders’ equity at historical exchange rate	77,014	46,984	23,599	4,289	2,142
Currency translation adjustment before net investment hedge	(4,385)	—	(2,524)	(931)	(930)
Net investment hedge — open instruments	—	—	—	—	—
Shareholders’ equity at exchange rate as of December 31, 2013	72,629	46,984	21,075	3,358	1,212

As of December 31, 2012 (M€)	Total	Euro	Dollar	Pound sterling	Other currencies and equity affiliates
Shareholders’ equity at historical exchange rate	72,689	44,968	22,253	4,268	1,200
Currency translation adjustment before net investment hedge	(1,504)	—	(782)	(837)	115
Net investment hedge — open instruments	—	—	—	—	—
Shareholders’ equity at exchange rate as of December 31, 2012	71,185	44,968	21,471	3,431	1,315

As of December 31, 2011 (M€)	Total	Euro	Dollar	Pound sterling	Other currencies and equity affiliates
Shareholders’ equity at historical exchange rate	67,949	40,763	21,554	4,464	1,168
Currency translation adjustment before net investment hedge	(978)	—	120	(931)	(167)
Net investment hedge — open instruments	(26)	—	(25)	(1)	—
Shareholders’ equity at exchange rate as of December 31, 2011	66,945	40,763	21,649	3,532	1,001

As a result of this policy, the impact of currency exchange rate fluctuations on consolidated income, as illustrated in Note 7 to the Consolidated Financial Statements, has not been significant over the last three years despite the considerable fluctuation of the dollar (a gain of €6 million in 2013, a gain of €26 million in 2012 and a gain of €118 million in 2011).

Stock market risk

The Group holds interests in a number of publicly-traded companies (see Notes 12 and 13 to the Consolidated Financial Statements). The market value of these holdings fluctuates due to various factors, including stock market trends, valuations of the sectors in which the companies operate, and the economic and financial condition of each individual company.

Liquidity risk

TOTAL S.A. has confirmed lines of credit granted by international banks, which are calculated to allow it to manage its short-term liquidity needs as required.

As of December 31, 2013, these lines of credit amounted to $11,031 million, of which $11,031 million was unused. The agreements for the lines of credit granted to TOTAL S.A. do not contain conditions related to the Company’s financial ratios, to its financial ratings from specialized agencies, or to the occurrence of events that could have a material adverse effect on its financial position. As of December 31, 2013, the aggregate amount of the principal confirmed lines of credit granted by international banks to Group companies, including TOTAL S.A., was $11,581 million, of which $11,421 million was unused. The lines of credit granted to Group companies other than TOTAL S.A. are not intended to finance the Group’s general needs; they are intended to finance either the general needs of the borrowing subsidiary or a specific project.

The following tables show the maturity of the financial assets and liabilities of the Group as of December 31, 2013, 2012 and 2011 (see Note 20 to the Consolidated Financial Statements).

As of December 31, 2013 (M€) Assets/(Liabilities)	Less than one year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years	Total
Non-current financial debt (notional value excluding interests)	—	(3,370)	(3,284)	(3,015)	(3,162)	(11,210)	(24,041)
Current borrowings	(8,116)	—	—	—	—	—	(8,116)
Other current financial liabilities	(276)	—	—	—	—	—	(276)
Current financial assets	536	—	—	—	—	—	536
Assets and liabilities available for sale or exchange	130	—	—	—	—	—	130
Cash and cash equivalents	14,647	—	—	—	—	—	14,647
Net amount before financial expense	6,921	(3,370)	(3,284)	(3,015)	(3,162)	(11,210)	(17,120)
Financial expense on non-current financial debt	(729)	(661)	(554)	(508)	(447)	(1,294)	(4,193)
Interest differential on swaps	350	284	100	(24)	(80)	(515)	115
Net amount	6,542	(3,747)	(3,738)	(3,547)	(3,689)	(13,019)	(21,198)

As of December 31, 2012 (M€) Assets/(Liabilities)	Less than one year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years	Total
Non-current financial debt (notional value excluding interests)	—	(3,832)	(3,465)	(2,125)	(3,126)	(8,100)	(20,648)
Current borrowings	(11,016)	—	—	—	—	—	(11,016)
Other current financial liabilities	(176)	—	—	—	—	—	(176)
Current financial assets	1,562	—	—	—	—	—	1,562
Assets and liabilities available for sale or exchange	(756)	—	—	—	—	—	(756)
Cash and cash equivalents	15,469	—	—	—	—	—	15,469
Net amount before financial expense	5,083	(3,832)	(3,465)	(2,125)	(3,126)	(8,100)	(15,565)
Financial expense on non-current financial debt	(746)	(625)	(519)	(405)	(352)	(1,078)	(3,725)
Interest differential on swaps	371	335	225	106	62	(37)	1,062
Net amount	4,708	(4,122)	(3,760)	(2,424)	(3,416)	(9,215)	(18,228)

As of December 31, 2011 (M€) Assets/(Liabilities)	Less than one year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years	Total
Non-current financial debt (notional value excluding interests)	—	(4,492)	(3,630)	(3,614)	(1,519)	(7,326)	(20,581)
Current borrowings	(9,675)	—	—	—	—	—	(9,675)
Other current financial liabilities	(167)	—	—	—	—	—	(167)
Current financial assets	700	—	—	—	—	—	700
Cash and cash equivalents	14,025	—	—	—	—	—	14,025
Net amount before financial expense	4,883	(4,492)	(3,630)	(3,614)	(1,519)	(7,326)	(15,698)
Financial expense on non-current financial debt	(785)	(691)	(521)	(417)	(302)	(1,075)	(3,791)
Interest differential on swaps	320	331	221	120	55	44	1,091
Net amount	4,418	(4,852)	(3,930)	(3,911)	(1,766)	(8,357)	(18,398)

In addition, the Group guarantees bank debt and finance lease obligations of certain non-consolidated companies and equity affiliates. A payment would be triggered by failure of the guaranteed party to fulfill its obligation covered by the guarantee, and no assets are held as collateral for these guarantees. Maturity dates and amounts are set forth in Note 23 to the Consolidated Financial Statements (“Guarantees given against borrowings”).

The Group also guarantees the current liabilities of certain non-consolidated companies. Performance under these guarantees would be triggered by a financial default of these entities. Maturity dates and amounts are set forth in Note 23 to the Consolidated Financial Statements (“Guarantees of current liabilities”).

The following table sets forth financial assets and liabilities related to operating activities as of December 31, 2013, 2012 and 2011 (see Note 28 to the Consolidated Financial Statements).

As of December 31 (M€) Assets/(Liabilities)	2013	2012	2011
Accounts payable	(21,958)	(21,648)	(22,086)
Other operating liabilities	(5,941)	(5,904)	(5,441)
including financial instruments related to commodity contracts	(615)	(456)	(548)
Accounts receivable, net	16,984	19,206	20,049
Other operating receivables	7,191	6,158	7,467
including financial instruments related to commodity contracts	927	681	1,017
Total	(3,724)	(2,188)	(11)

These financial assets and liabilities mainly have a maturity date below one year.

Credit risk

Credit risk is defined as the risk of the counterparty to a contract failing to perform or pay the amounts due.

The Group is exposed to credit risks in its operating and financing activities. The Group’s maximum exposure to credit risk is partially related to financial assets recorded on its balance sheet, including energy derivative instruments that have a positive market value.

The following table presents the Group’s maximum credit risk exposure:

As of December 31, (M€) Assets/(Liabilities)	2013	2012	2011
Loans to equity affiliates (note 12)	2,577	2,360	2,246
Loans and advances (note 14)	2,592	2,207	2,055
Hedging instruments of non-current financial debt (note 20)	1,028	1,626	1,976
Accounts receivable (note 16)	16,984	19,206	20,049
Other operating receivables (note 16)	7,191	6,158	7,467
Current financial assets (note 20)	536	1,562	700
Cash and cash equivalents (note 27)	14,647	15,469	14,025
Total	45,555	48,588	48,518

The valuation allowance on loans and advances and on accounts receivable and other operating receivables is detailed respectively in Notes 14 and 16 to the Consolidated Financial Statements.

As part of its credit risk management related to operating and financing activities, the Group has developed margin call contracts with certain counterparties. As of December 31, 2013, the net amount received as part of these margin calls was €801 million (against €1,635 million as of December 31, 2012 and €1,682 million as of December 31, 2011).

Credit risk is managed by the Group’s business segments as follows:

•	Upstream segment

–	Exploration & Production

Risks arising under contracts with government authorities or other oil companies or under long-term supply contracts necessary for the development of projects are evaluated during the project approval process. The long-term aspect of these contracts and the high-quality of the other parties lead to a low level of credit risk.

Risks related to commercial operations, other than those described above (which are, in practice, directly monitored by subsidiaries), are subject to procedures for establishing and reviewing credit.

Customer receivables are subject to provisions on a case-by-case basis, based on prior history and management’s assessment of the facts and circumstances.

–	Gas & Power

Gas & Power deals with counterparties in the energy, industrial and financial sectors throughout the world. Financial institutions providing credit risk coverage are highly rated international bank and insurance groups.

Potential counterparties are subject to credit assessment and approval before concluding transactions and are thereafter subject to regular review, including re-appraisal and approval of the limits previously granted.

The creditworthiness of counterparties is assessed based on an analysis of quantitative and qualitative data regarding financial standing and business risks, together with the review of any relevant third party and market information, such as data published by rating agencies. On this basis, credit limits are defined for each potential counterparty and, where appropriate, transactions are subject to specific authorizations.

Credit exposure, which is essentially an economic exposure or an expected future physical exposure, is permanently monitored and subject to sensitivity measures.

Credit risk is mitigated by the systematic use of industry standard contractual frameworks that permit netting, enable requiring added security in case of adverse change in the counterparty risk, and allow for termination of the contract upon occurrence of certain events of default.

•	Refining & Chemicals segment

–	Refining & Chemicals

Credit risk is primarily related to commercial receivables. Internal procedures of Refining & Chemicals include rules for the management of credit describing the fundamentals of internal control in this domain. Each division implements procedures for managing and provisioning credit risk that differ based on the size of the subsidiary and the market in which it operates. The principal elements of these procedures are:

•	implementation of credit limits with different authorization procedures for possible credit overruns;

•	use of insurance policies or specific guarantees (letters of credit);

•	regular monitoring and assessment of overdue accounts (aging balance), including collection procedures; and

•	provisioning of bad debts on a customer-by-customer basis, according to payment delays and local payment practices (provisions may also be calculated based on statistics).

Counterparties are subject to credit assessment and approval prior to any transaction being concluded. Regular reviews are made for all active counterparties including a re-appraisal and renewing of the granted credit limits. The limits of the counterparties are assessed based on quantitative and qualitative data regarding financial standing, together with the review of any relevant third party and market information, such as that provided by rating agencies and insurance companies.

–	Trading & Shipping

Trading & Shipping deals with commercial counterparties and financial institutions located throughout the world. Counterparties to physical and derivative transactions are primarily entities involved in the oil and gas industry or in the trading of energy commodities, or financial institutions. Credit risk coverage is concluded with financial institutions, international banks and insurance groups selected in accordance with strict criteria.

The Trading & Shipping division has a strict policy of internal delegation of authority governing establishment of country and counterparty credit limits and approval of specific transactions. Credit exposures contracted under these limits and approvals are monitored on a daily basis.

Potential counterparties are subject to credit assessment and approval prior to any transaction being concluded and all active counterparties are subject to regular reviews, including re-appraisal and approval of granted limits. The creditworthiness of counterparties is assessed based on an analysis of quantitative and qualitative data regarding financial standing and business risks, together with the review of any relevant third party and market information, such as ratings published by Standard & Poor’s, Moody’s Investors Service and other agencies.

Contractual arrangements are structured so as to maximize the risk mitigation benefits of netting between transactions wherever possible and additional protective terms providing for the provision of security in the event of financial deterioration and the termination of transactions on the occurrence of defined default events are used to the greatest permitted extent.

Credit risks in excess of approved levels are secured by means of letters of credit and other guarantees, cash deposits and insurance arrangements. In respect of derivative transactions, risks are secured by margin call contracts wherever possible.

•	Marketing & Services segment

Internal procedures for the Marketing & Services division include rules on credit risk that describe the basis of internal control in this domain, including the separation of authority between commercial and financial operations. Credit policies are defined at the local level, complemented by the implementation of procedures to monitor customer risk (credit committees at the subsidiary level, the creation of credit limits for corporate customers, portfolio guarantees, etc.).

Each entity also implements monitoring of its outstanding receivables. Risks related to credit may be mitigated or limited by subscription of credit insurance and/or requiring security or guarantees.

Bad debts are provisioned on a case-by-case basis at a rate determined by management based on an assessment of the risk of credit loss.

32)	OTHER RISKS AND CONTINGENT LIABILITIES

TOTAL is not currently aware of any exceptional event, dispute, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the Group.

ANTITRUST INVESTIGATIONS

The principal antitrust proceedings in which the Group’s companies are involved are described thereafter.

•	Refining & Chemicals segment

As part of the spin-off of Arkema1 in 2006, TOTAL S.A. and certain other Group companies agreed to grant Arkema for a period of ten years a guarantee for potential monetary consequences related to antitrust proceedings arising from events prior to the spin-off.

As of December 31, 2013, all public and civil proceedings covered by the guarantee were definitively resolved in Europe and in the United States. Despite the fact that Arkema has implemented since 2001 compliance procedures that are designed to prevent its employees from violating antitrust provisions, it is not possible to exclude the possibility that the relevant authorities could commence additional proceedings involving Arkema regarding events prior to the spin-off.

•	Marketing & Services segment

–	The administrative procedure opened by the European Commission against TOTAL Nederland N.V and TOTAL S.A., as parent company, in relation to practices regarding a product line of

[1]

Arkema is used in this section to designate those companies of the Arkema group whose ultimate parent company is Arkema S.A. Arkema became an independent company after being spun-off from TOTAL S.A. in May 2006.

the Marketing & Services segment, resulted in a condemnation in 2006 that became definitive in 2012. The resulting fine (€20.25 million) and interest thereon were paid during the first quarter of 2013.

–

Following the appeal lodged by the Group’s companies against the European Commission’s 2008 decision fining Total Marketing Services an amount of €128.2 million, in relation to practices regarding a product line of the Marketing & Services segment, which the company had already paid, and concerning which TOTAL S.A. was declared jointly liable as the parent company, the relevant European court decided during the third quarter of 2013 to reduce the fine imposed on Total Marketing Services to €125.5 million without modifying the liability of TOTAL S.A. as parent company. Appeals have been lodged against this judgment.

–

In the United Kingdom, a settlement took place in the third quarter of 2013 putting an end to the civil proceeding initiated against TOTAL S.A., Total Marketing Services and other companies, by third parties alleging damages in connection with practices already sanctioned by the European Commission. A similar civil proceeding is pending in the Netherlands. At this stage, the plaintiffs have not communicated the amount of their claim.

–

Finally, in Italy, in 2013, a civil proceeding was initiated against TOTAL S.A. and its subsidiary Total Aviazione Italia Srl before the competent Italian civil court. The plaintiff claims against TOTAL S.A., its subsidiary and other third parties, damages that it estimates to be nearly €908 million. This procedure follows practices that had been sanctioned by the Italian competition authority in 2006. The existence and the assessment of the alleged damages in this procedure involving multiple defendants are strongly contested.

Whatever the evolution of the proceedings described above, the Group believes that their outcome should not have a material adverse effect on the Group’s financial situation or consolidated results.

GRANDE PAROISSE

An explosion occurred at the Grande Paroisse industrial site in the city of Toulouse in France on September 21, 2001. Grande Paroisse, a former subsidiary of Atofina which became a subsidiary of Elf Aquitaine Fertilisants on

December 31, 2004, as part of the reorganization of the Chemicals segment, was principally engaged in the production and sale of agricultural fertilizers. The explosion, which involved a stockpile of ammonium nitrate pellets, destroyed a portion of the site and caused the death of thirty-one people, including twenty-one workers at the site, and injured many others. The explosion also caused significant damage to certain property in part of the city of Toulouse.

This plant has been closed and individual assistance packages have been provided for employees. The site has been rehabilitated.

On December 14, 2006, Grande Paroisse signed, under the supervision of the city of Toulouse, a deed whereby it donated the former site of the AZF plant to the greater agglomeration of Toulouse (CAGT) and the Caisse des dépôts et consignations and its subsidiary ICADE. Under this deed, TOTAL S.A. guaranteed the site remediation obligations of Grande Paroisse and granted a €10 million endowment to the InNaBioSanté research foundation as part of the setting up of a cancer research center at the site by the city of Toulouse.

After having articulated several hypotheses, the Court-appointed experts did not maintain in their final report filed on May 11, 2006, that the accident was caused by pouring a large quantity of a chlorine compound over ammonium nitrate. Instead, the experts have retained a scenario where a container of chlorine compound sweepings was poured between a layer of wet ammonium nitrate covering the floor and a quantity of dry agricultural nitrate at a location not far from the principal storage site. This is claimed to have caused an explosion which then spread into the main storage site. Grande Paroisse was investigated based on this new hypothesis in 2006; Grande Paroisse is contesting this explanation, which it believes to be based on elements that are not factually accurate.

On July 9, 2007, the investigating magistrate brought charges against Grande Paroisse and the former Plant Manager before the Toulouse Criminal Court. In late 2008, TOTAL S.A. and Mr. Thierry Desmarest, Chairman and CEO at the time of the event, were summoned to appear in Court pursuant to a request by a victims association.

On November 19, 2009, the Toulouse Criminal Court acquitted both the former Plant Manager, and Grande Paroisse due to the lack of reliable evidence for the explosion. The Court also ruled that the summonses against TOTAL S.A. and Mr. Thierry Desmarest were inadmissible.

Due to the presumption of civil liability that applied to Grande Paroisse, the Court declared Grande Paroisse civilly liable for the damages caused by the explosion to the victims in its capacity as custodian and operator of the plant.

The Prosecutor’s office, together with certain third parties, appealed the Toulouse Criminal Court verdict. In order to preserve its rights, Grande Paroisse lodged a cross-appeal with respect to civil charges.

By its decision of September 24, 2012, the Court of Appeal of Toulouse (Cour d’appel de Toulouse) upheld the lower court verdict pursuant to which the summonses against TOTAL S.A. and Mr. Thierry Desmarest were determined to be inadmissible. This element of the decision has been appealed by certain third parties before the French Supreme Court (Cour de cassation).

The Court of Appeal considered, however, that the explosion was the result of the chemical accident described by the court-appointed experts. Accordingly, it convicted the former Plant Manager and Grande Paroisse. This element of the decision has been appealed by the former Plant Manager and Grande Paroisse before the French Supreme Court (Cour de cassation), which has the effect of suspending their criminal sentences.

A compensation mechanism for victims was set up immediately following the explosion. €2.3 billion was paid for the compensation of claims and related expenses amounts. A €12.7 million reserve remains booked in the Group’s consolidated financial statements as of December 31, 2013.

BLUE RAPID AND THE RUSSIAN OLYMPIC COMMITTEE — RUSSIAN REGIONS AND INTERNEFT

Blue Rapid, a Panamanian company, and the Russian Olympic Committee filed a claim for damages with the Paris Commercial Court against Elf Aquitaine, alleging a so-called non-completion by a former subsidiary of Elf Aquitaine of a contract related to an exploration and production project in Russia negotiated in the early 1990s. Elf Aquitaine believed this claim to be unfounded and opposed it. On January 12, 2009, the Commercial Court of Paris rejected Blue Rapid’s claim against Elf Aquitaine and found that the Russian Olympic Committee did not have standing in the matter. Blue Rapid and the Russian Olympic Committee appealed this decision. On June 30, 2011, the Court of Appeal of Paris dismissed as inadmissible the claim of Blue Rapid and the Russian Olympic Committee against Elf Aquitaine, notably on the grounds of the contract having lapsed. Blue Rapid and the Russian Olympic Committee appealed this decision to the French Supreme Court.

In connection with the same facts, and fifteen years after the termination of the exploration and production contract, a Russian company, which was held not to be the contracting party to the contract, and two regions of the Russian Federation that were not even parties to the contract, launched an arbitration procedure against the aforementioned former subsidiary of Elf Aquitaine that was liquidated in 2005, claiming alleged damages of U.S.$ 22.4 billion. For the same reasons as those successfully adjudicated by Elf Aquitaine against Blue Rapid and the Russian Olympic Committee, the Group considers this claim to be unfounded as a matter of law and fact. The Group has lodged a criminal complaint to denounce the fraudulent claim of which the Group believes it is a victim and, has taken and reserved its rights to take other actions and measures to defend its interests.

IRAN

In 2003, the United States Securities and Exchange Commission (SEC) followed by the Department of Justice (DoJ) issued a formal order directing an investigation in connection with the pursuit of business in Iran by certain oil companies including, among others, TOTAL.

The inquiry concerned an agreement concluded by the Company with consultants concerning gas fields in Iran and aimed at verifying whether certain payments made under this agreement would have benefited Iranian officials in violation of the Foreign Corrupt Practices Act (FCPA) and the Company’s accounting obligations.

In late May 2013, and after several years of discussions, TOTAL reached settlements with the U.S. authorities (a Deferred Prosecution Agreement with the DoJ and a Cease and Desist Order with the SEC). These settlements, which put an end to these investigations, were concluded without admission of guilt and in exchange for TOTAL respecting a number of obligations, including the payment of a fine ($245.2 million) and civil compensation ($153 million) that occurred during the second quarter of 2013. The reserve of $398.2 million that was booked in the financial statements as of June 30, 2012, has been fully released. By virtue of these settlements, TOTAL also accepted to appoint a French independent compliance monitor to review the Group’s compliance program and to recommend possible improvements.

With respect to the same facts, TOTAL and its Chairman and Chief Executive Officer, who was President of the Middle East at the time of the facts, were placed under formal investigation in France following a judicial inquiry initiated in 2006. In late May 2013, the Prosecutor’s office recommended that the case be sent to trial. The investigating magistrate has not yet issued his decision.

At this point, the Company considers that the resolution of these cases is not expected to have a significant impact on the Group’s financial situation or consequences for its future planned operations.

LIBYA

In June 2011, the United States Securities and Exchange Commission (SEC) issued to certain oil companies — including, among others, TOTAL — a formal request for information related to their operations in Libya. In April 2013, the SEC notified TOTAL of the closure of the investigation while stating that it does not intend to take further action as far as TOTAL is concerned.

OIL-FOR-FOOD PROGRAM

Several countries have launched investigations concerning possible violations related to the United Nations (UN) Oil-for-Food Program in Iraq.

Pursuant to a French criminal investigation, certain current or former Group Employees were placed under formal criminal investigation for possible charges as accessories to the misappropriation of Corporate assets and as accessories to the corruption of foreign public agents. The Chairman and Chief Executive Officer of the Company, formerly President of the Group’s Exploration & Production division, was also placed under formal investigation in October 2006. In 2007, the criminal investigation was closed and the case was transferred to the Prosecutor’s office. In 2009, the Prosecutor’s office recommended to the investigating magistrate that the case against the Group’s current and former employees and TOTAL’s Chairman and Chief Executive Officer not be pursued.

In early 2010, despite the recommendation of the Prosecutor’s office, a new investigating magistrate, having taken over the case, decided to indict TOTAL S.A. on bribery charges as well as complicity and influence peddling. The indictment was brought eight years after the beginning of the investigation without any new evidence being introduced.

In October 2010, the Prosecutor’s office recommended to the investigating magistrate that the case against TOTAL S.A., the Group’s former employees and TOTAL’s Chairman and Chief Executive Officer not be pursued. However, by ordinance notified in early August 2011, the investigating magistrate on the matter decided to send the case to trial. On July 8, 2013, TOTAL S.A., the Group’s former employees and TOTAL’s Chairman and Chief Executive Officer were cleared of all charges by the Criminal Court, which found that none of the offenses for which they had been prosecuted were established. On

July 18, 2013, the Prosecutor’s office appealed the parts of the Criminal Court’s decision acquitting TOTAL S.A. and certain of the Group’s former employees. TOTAL’s Chairman and Chief Executive Officer’s acquittal issued on July 8, 2013 is irrevocable since the Prosecutor’s office did not appeal this part of the Criminal Court’s decision.

ITALY

As part of an investigation led by the Prosecutor of the Republic of the Potenza Court, Total Italia and certain Group employees were the subject of an investigation related to certain calls for tenders that Total Italia made for the preparation and development of an oil field. On February 16, 2009, as a preliminary measure before the proceedings go before the Court, the preliminary investigation judge of Potenza served notice to Total Italia of a decision that would suspend the concession for this field for one year. Total Italia has appealed the decision by the preliminary investigation judge before the Court of Appeal of Potenza. In a decision dated April 8, 2009, the Court reversed the suspension of the concession and appointed for one year, i.e. until February 16, 2010, a judicial administrator to supervise the operations related to the development of the concession, allowing the Tempa Rossa project to continue.

The criminal investigation was closed in the first half of 2010. In May 2012, the Judge of the preliminary hearing decided to dismiss the charges against some of the Group’s employees and to refer the case for trial for a reduced number of charges. The trial started on September 26, 2012.

In 2010, Total Italia’s exploration and production operations were transferred to Total E&P Italia and refining and marketing operations were merged with those of Erg Petroli.

RIVUNION

On July 9, 2012, the Swiss Tribunal Fédéral (Switzerland’s Supreme Court) rendered a decision against Rivunion, a wholly-owned subsidiary of Elf Aquitaine, confirming a tax reassessment in the amount of CHF 171 million (excluding interest for late payment). According to the Tribunal, Rivunion was held liable as tax collector of withholding taxes owed by the beneficiaries of taxable services. Rivunion, in liquidation since March 12, 2002, unable to recover the amounts corresponding to the withholding taxes in order to meet its fiscal obligations, has been subject to insolvency proceedings since November 1, 2012. On August 29, 2013, the Swiss federal tax administration lodged a claim as part of the insolvency proceedings of Rivunion, for an amount of CHF 284 million, including CHF 171 million of principal as well as interest for late payment.

33) OTHER INFORMATION

Research and development costs incurred by the Group in 2013 amounted to €949 million (€805 million in 2012 and €776 million in 2011), corresponding to 0.5% of the sales.

The staff dedicated in 2013 to these research and development activities are estimated at 4,684 people (4,110 in 2012 and 3,946 in 2011).

34)	CHANGES IN PROGRESS IN THE GROUP STRUCTURE

•	Upstream

–

TOTAL announced in November 2012 the finalization of an agreement for the sale in Nigeria of its 20% interest in block OML 138 to a subsidiary of China Petrochemical Corporation (Sinopec). This transaction remains subject to the approval by the relevant authorities. At December 31, 2013 the assets and liabilities have been respectively retained in the consolidated balance sheet in “Assets classified as held for sale” for an amount of €1,833 million and “Liabilities directly associated with the assets classified as held for sale” for an amount of €590 million. The assets concerned mainly include tangible assets for an amount of €1,468 million.

–

TOTAL has put up for sale its interest in block 15/06 in Angola. At December 31, 2013 the assets and liabilities have been respectively classified in the consolidated balance sheet in “Assets classified as held for sale” for an amount of €526 million and “Liabilities directly associated with the assets classified as held for sale” for an amount of €36 million. The assets concerned mainly include tangible assets for an amount of €456 million. In February 2014, TOTAL signed an agreement to sell to Sonangol E&P its interest in block 15/06. This transaction remains subject to the approval by the relevant authorities.

35)	CONSOLIDATION SCOPE

As of December 31, 2013, 898 entities are consolidated of which 809 are fully consolidated and 89 are accounted for under equity method (E).

The table below sets forth the main Group consolidated entities:

Business segment	Statutory corporate name	% Group interest	Method	Country of incorporation	Country of operations
UPSTREAM	ABU DHABI GAS LIQUEFACTION COMPANY LTD	5.00%	E	UNITED ARAB EMIRATES	UNITED ARAB EMIRATES
	ANGOLA BLOCK 14 B.V.	50.01%		THE NETHERLANDS	ANGOLA
	ANGOLA LNG LIMITED	13.60%	E	BERMUDA	ANGOLA
	BRASS HOLDINGS COMPANY LIMITED	100.00%		LUXEMBOURG	LUXEMBOURG
	BRASS LNG LTD	17.00%	E	NIGERIA	NIGERIA
	DOLPHIN ENERGY LIMITED	24.50%	E	UNITED ARAB EMIRATES	UNITED ARAB EMIRATES
	E. F. OIL AND GAS LIMITED	100.00%		UNITED KINGDOM	UNITED KINGDOM
	ELF EXPLORATION PRODUCTION	100.00%		FRANCE	FRANCE
	ELF EXPLORATION UK LIMITED	100.00%		UNITED KINGDOM	UNITED KINGDOM
	ELF PETROLEUM IRAN	100.00%		FRANCE	IRAN
	ELF PETROLEUM UK LIMITED	100.00%		UNITED KINGDOM	UNITED KINGDOM
	GAZ TRANSPORT & TECHNIGAZ SAS	30.00%	E	FRANCE	FRANCE
	ICHTHYS LNG PTY LTD	30.00%	E	AUSTRALIA	AUSTRALIA
	NIGERIA LNG LTD	15.00%	E	NIGERIA	NIGERIA
	NOVATEK	16.96%	E	RUSSIA	RUSSIA
	OMAN LNG LLC	5.54%	E	OMAN	OMAN
	PETROCEDEÑO	30.32%	E	VENEZUELA	VENEZUELA
	QATAR LIQUEFIED GAS COMPANY LIMITED (II) TRAIN B	16.70%	E	QATAR	QATAR
	QATARGAS LIQUEFIED GAS COMPANY LIMITED	10.00%	E	QATAR	QATAR
	SHTOKMAN DEVELOPMENT AG	25.00%	E	SWITZERLAND	RUSSIA
	TOTAL (BTC) SARL	100.00%		LUXEMBOURG	LUXEMBOURG
	TOTAL AUSTRAL	100.00%		FRANCE	ARGENTINA
	TOTAL COAL SOUTH AFRICA (PTY) LTD	100.00%		SOUTH AFRICA	SOUTH AFRICA
	TOTAL COLOMBIA PIPELINE	100.00%		FRANCE	COLOMBIA
	TOTAL DOLPHIN MIDSTREAM LIMITED	100.00%		BERMUDA	BERMUDA
	TOTAL E&P ABSHERON BV	100.00%		THE NETHERLANDS	AZERBAIJAN
	TOTAL E&P ALGERIE	100.00%		FRANCE	ALGERIA
	TOTAL E&P ANGOLA	100.00%		FRANCE	ANGOLA

Business segment	Statutory corporate name	% Group interest	Method	Country of incorporation	Country of operations
	TOTAL E&P ANGOLA BLOCK 15/06 LIMITED	100.00%		BERMUDA	ANGOLA
	TOTAL E&P ANGOLA BLOCK 17/06	100.00%		FRANCE	ANGOLA
	TOTAL E&P ANGOLA BLOCK 25	100.00%		FRANCE	ANGOLA
	TOTAL E&P ANGOLA BLOCK 32	100.00%		FRANCE	ANGOLA
	TOTAL E&P ANGOLA BLOCK 33	100.00%		FRANCE	ANGOLA
	TOTAL E&P ANGOLA BLOCK 39	100.00%		FRANCE	ANGOLA
	TOTAL E&P ANGOLA BLOCK 40	100.00%		FRANCE	ANGOLA
	TOTAL E&P ARCTIC RUSSIA	100.00%		FRANCE	FRANCE
	TOTAL E&P AUSTRALIA	100.00%		FRANCE	AUSTRALIA
	TOTAL E&P AUSTRALIA II	100.00%		FRANCE	AUSTRALIA
	TOTAL E&P AUSTRALIA III	100.00%		FRANCE	AUSTRALIA
	TOTAL E&P AZERBAIJAN BV	100.00%		THE NETHERLANDS	AZERBAIJAN
	TOTAL E&P BOLIVIE	100.00%		FRANCE	BOLIVIA
	TOTAL E&P BORNEO BV	100.00%		THE NETHERLANDS	BRUNEI
	TOTAL E&P BULGARIA B.V.	100.00%		THE NETHERLANDS	BULGARIA
	TOTAL E&P CANADA LTD	100.00%		CANADA	CANADA
	TOTAL E&P CHINE	100.00%		FRANCE	CHINA
	TOTAL E&P COLOMBIE	100.00%		FRANCE	COLOMBIA
	TOTAL E&P CONGO	85.00%		REPUBLIC OF THE CONGO	REPUBLIC OF THE CONGO
	TOTAL E&P CYPRUS B.V.	100.00%		THE NETHERLANDS	CYPRUS
	TOTAL E&P DO BRASIL LTDA	100.00%		BRAZIL	BRAZIL
	TOTAL E&P DOLPHIN UPSTREAM LIMITED	100.00%		BERMUDA	QATAR
	TOTAL E&P FRANCE	100.00%		FRANCE	FRANCE
	TOTAL E&P GOLFE HOLDINGS LIMITED	100.00%		BERMUDA	BERMUDA
	TOTAL E&P GOLFE LIMITED	100.00%		UNITED ARAB EMIRATES	QATAR
	TOTAL E&P GUYANE FRANCAISE	100.00%		FRANCE	FRANCE
	TOTAL E&P ICHTHYS	100.00%		FRANCE	AUSTRALIA
	TOTAL E&P ICHTHYS B.V.	100.00%		THE NETHERLANDS	AUSTRALIA
	TOTAL E&P INDONESIA WEST PAPUA	100.00%		FRANCE	INDONESIA
	TOTAL E&P INDONESIE	100.00%		FRANCE	INDONESIA
	TOTAL E&P IRAQ	100.00%		FRANCE	IRAQ
	TOTAL E&P ITALIA	100.00%		ITALY	ITALY
	TOTAL E&P KAZAKHSTAN	100.00%		FRANCE	KAZAKHSTAN
	TOTAL E&P KENYA B.V.	100.00%		THE NETHERLANDS	KENYA
	TOTAL E&P KURDISTAN REGION OF IRAQ (HARIR) B.V.	100.00%		THE NETHERLANDS	IRAQ
	TOTAL E&P KURDISTAN REGION OF IRAQ (SAFEN) B.V.	100.00%		THE NETHERLANDS	IRAQ
	TOTAL E&P LIBYE	100.00%		FRANCE	LIBYA
	TOTAL E&P MADAGASCAR	100.00%		FRANCE	MADAGASCAR
	TOTAL E&P MALAYSIA	100.00%		FRANCE	MALAYSIA
	TOTAL E&P MAROC	100.00%		FRANCE	MOROCCO
	TOTAL E&P MAURITANIE	100.00%		FRANCE	MAURITANIA
	TOTAL E&P MAURITANIE BLOCK TA29 B.V.	100.00%		THE NETHERLANDS	MAURITANIA
	TOTAL E&P MOZAMBIQUE B.V.	100.00%		THE NETHERLANDS	MOZAMBIQUE
	TOTAL E&P MYANMAR	100.00%		FRANCE	MYANMAR
	TOTAL E&P NEDERLAND BV	100.00%		THE NETHERLANDS	THE NETHERLANDS
	TOTAL E&P NIGERIA DEEPWATER D LIMITED	100.00%		NIGERIA	NIGERIA
	TOTAL E&P NIGERIA DEEPWATER E LIMITED	100.00%		NIGERIA	NIGERIA
	TOTAL E&P NIGERIA LTD	100.00%		NIGERIA	NIGERIA
	TOTAL E&P NORGE AS	100.00%		NORWAY	NORWAY
	TOTAL E&P OMAN	100.00%		FRANCE	OMAN
	TOTAL E&P QATAR	100.00%		FRANCE	QATAR
	TOTAL E&P RUSSIE	100.00%		FRANCE	RUSSIA
	TOTAL E&P SOUTH AFRICA BV	100.00%		THE NETHERLANDS	SOUTH AFRICA
	TOTAL E&P SOUTH EAST MAHAKAM	100.00%		FRANCE	INDONESIA
	TOTAL E&P SYRIE	100.00%		FRANCE	SYRIA
	TOTAL E&P THAILAND	100.00%		FRANCE	THAILAND
	TOTAL E&P UGANDA BV	100.00%		THE NETHERLANDS	UGANDA
	TOTAL E&P UK LIMITED	100.00%		UNITED KINGDOM	UNITED KINGDOM
	TOTAL E&P URUGUAY B.V.	100.00%		THE NETHERLANDS	URUGUAY
	TOTAL E&P USA INC	100.00%		UNITED STATES	UNITED STATES
	TOTAL E&P VIETNAM	100.00%		FRANCE	VIETNAM
	TOTAL E&P YAMAL	100.00%		FRANCE	FRANCE
	TOTAL E&P YEMEN	100.00%		FRANCE	YEMEN
	TOTAL ENERGIE GAZ	100.00%		FRANCE	FRANCE
	TOTAL EXPLORATION M’BRIDGE BV	100.00%		THE NETHERLANDS	ANGOLA
	TOTAL EXPLORATION PRODUCTION NIGERIA	100.00%		FRANCE	FRANCE
	TOTAL GABON	58.28%		GABON	GABON

Business segment	Statutory corporate name	% Group interest	Method	Country of incorporation	Country of operations
	TOTAL GAS & POWER ACTIFS INDUSTRIELS	100.00%		FRANCE	FRANCE
	TOTAL GAS & POWER LIMITED	100.00%		UNITED KINGDOM	UNITED KINGDOM
	TOTAL GAS & POWER NORTH AMERICA INC	100.00%		UNITED STATES	UNITED STATES
	TOTAL GASANDES	100.00%		FRANCE	FRANCE
	TOTAL GAZ & ELECTRICITE HOLDINGS FRANCE	100.00%		FRANCE	FRANCE
	TOTAL GLNG AUSTRALIA	100.00%		FRANCE	AUSTRALIA
	TOTAL HOLDING DOLPHIN AMONT LIMITED	100.00%		BERMUDA	BERMUDA
	TOTAL HOLDINGS INTERNATIONAL B.V.	100.00%		THE NETHERLANDS	THE NETHERLANDS
	TOTAL HOLDINGS NEDERLAND BV	100.00%		THE NETHERLANDS	THE NETHERLANDS
	TOTAL LNG ANGOLA	100.00%		FRANCE	FRANCE
	TOTAL LNG NIGERIA LTD	100.00%		BERMUDA	BERMUDA
	TOTAL MIDSTREAM HOLDINGS UK LIMITED	100.00%		UNITED KINGDOM	UNITED KINGDOM
	TOTAL OIL AND GAS SOUTH AMERICA	100.00%		FRANCE	FRANCE
	TOTAL OIL AND GAS VENEZUELA BV	100.00%		THE NETHERLANDS	VENEZUELA
	TOTAL PARTICIPATIONS PETROLIERES GABON	100.00%		GABON	GABON
	TOTAL PETROLEUM ANGOLA	100.00%		FRANCE	ANGOLA
	TOTAL PROFILS PETROLIERS	100.00%		FRANCE	FRANCE
	TOTAL QATAR OIL AND GAS	100.00%		FRANCE	FRANCE
	TOTAL SHTOKMAN BV	100.00%		THE NETHERLANDS	THE NETHERLANDS
	TOTAL UPSTREAM NIGERIA LIMITED	100.00%		NIGERIA	NIGERIA
	TOTAL UPSTREAM UK LIMITED	100.00%		UNITED KINGDOM	UNITED KINGDOM
	TOTAL VENEZUELA	100.00%		FRANCE	FRANCE
	TOTAL YEMEN LNG COMPANY LIMITED	100.00%		BERMUDA	BERMUDA
	YAMAL LNG	33.59%	E	RUSSIA	RUSSIA
	YEMEN LNG COMPANY LTD	39.62%	E	BERMUDA	YEMEN
REFINING & CHEMICALS	ATLANTIC TRADING & MARKETING INC.	100.00%		UNITED STATES	UNITED STATES
	ATOTECH (CHINA) CHEMICALS LTD.	100.00%		CHINA	CHINA
	ATOTECH BV	100.00%		THE NETHERLANDS	THE NETHERLANDS
	ATOTECH DEUTSCHLAND GMBH	100.00%		GERMANY	GERMANY
	ATOTECH TAIWAN	100.00%		TAIWAN	TAIWAN
	BASF TOTAL PETROCHEMICALS LLC	40.00%		UNITED STATES	UNITED STATES
	BOSTIK HOLDING SA	100.00%		FRANCE	FRANCE
	BOSTIK INC	100.00%		UNITED STATES	UNITED STATES
	BOSTIK LTD	100.00%		UNITED KINGDOM	UNITED KINGDOM
	BOSTIK SA	100.00%		FRANCE	FRANCE
	COSDEN, LLC	100.00%		UNITED STATES	UNITED STATES
	COS-MAR COMPANY	50.00%		UNITED STATES	UNITED STATES
	CRAY VALLEY USA, LLC	100.00%		UNITED STATES	UNITED STATES
	CSSA - CHARTERING AND SHIPPING SERVICES SA	100.00%		SWITZERLAND	SWITZERLAND
	DALIAN WEST PACIFIC PETROCHEMICAL CO LTD (WEPEC)	22.41%	E	CHINA	CHINA
	GRANDE PAROISSE SA	100.00%		FRANCE	FRANCE
	HUTCHINSON ARGENTINA SA	100.00%		ARGENTINA	ARGENTINA
	HUTCHINSON AUTOPARTES DE MEXICO SA.DE CV	100.00%		MEXICO	MEXICO
	HUTCHINSON CORPORATION	100.00%		UNITED STATES	UNITED STATES
	HUTCHINSON DO BRASIL SA	100.00%		BRAZIL	BRAZIL
	HUTCHINSON GMBH	100.00%		GERMANY	GERMANY
	HUTCHINSON POLAND SP ZO.O.	100.00%		POLAND	POLAND
	HUTCHINSON SA	100.00%		FRANCE	FRANCE
	LEGACY SITE SERVICES LLC	100.00%		UNITED STATES	UNITED STATES
	LSS FUNDING INC.	100.00%		UNITED STATES	UNITED STATES
	NAPHTACHIMIE	50.00%		FRANCE	FRANCE
	PAULSTRA SNC	100.00%		FRANCE	FRANCE
	QATAR PETROCHEMICAL COMPANY Q.S.C. (QAPCO)	20.00%	E	QATAR	QATAR
	QATOFIN COMPANY LIMITED	49.09%	E	QATAR	QATAR
	SAMSUNG TOTAL PETROCHEMICALS CO. LTD	50.00%	E	SOUTH KOREA	SOUTH KOREA
	SAUDI ARAMCO TOTAL REFINING AND PETROCHEMICAL COMPANY	37.50%	E	SAUDI ARABIA	SAUDI ARABIA
	SIGMAKALON GROUP BV	100.00%		THE NETHERLANDS	THE NETHERLANDS
	TOTAL DEUTSCHLAND GMBH *	100.00%		GERMANY	GERMANY
	TOTAL DOWNSTREAM UK PLC	100.00%		UNITED KINGDOM	UNITED KINGDOM
	TOTAL LINDSEY OIL REFINERY LTD	100.00%		UNITED KINGDOM	UNITED KINGDOM
	TOTAL OLEFINS ANTWERP	100.00%		BELGIUM	BELGIUM
	TOTAL PETROCHEMICALS & REFINING USA INC *	100.00%		UNITED STATES	UNITED STATES
	TOTAL PETROCHEMICALS & REFINING SA/NV *	100.00%		BELGIUM	BELGIUM

Business segment	Statutory corporate name	% Group interest	Method	Country of incorporation	Country of operations
	TOTAL PETROCHEMICALS FRANCE	100.00%		FRANCE	FRANCE
	TOTAL RAFFINADERIJ ANTWERPEN NV	100.00%		BELGIUM	BELGIUM
	TOTAL RAFFINAGE CHIMIE	100.00%		FRANCE	FRANCE
	TOTAL RAFFINAGE FRANCE	100.00%		FRANCE	FRANCE
	TOTAL RAFFINERIE MITTELDEUTSCHLAND GMBH	100.00%		GERMANY	GERMANY
	TOTAL UK LIMITED *	100.00%		UNITED KINGDOM	UNITED KINGDOM
	TOTSA TOTAL OIL TRADING SA	100.00%		SWITZERLAND	SWITZERLAND
	ZEELAND REFINERY N.V.	55.00%		THE NETHERLANDS	THE NETHERLANDS
MARKETING & SERVICES	AIR TOTAL INTERNATIONAL SA	100.00%		SWITZERLAND	SWITZERLAND
	AMYRIS INC.	17.88%	E	UNITED STATES	UNITED STATES
	AS 24	100.00%		FRANCE	FRANCE
	COMPAGNIE PETROLIERE DE L’OUEST- CPO	100.00%		FRANCE	FRANCE
	SOCIETE ANONYME DE LA RAFFINERIE DES ANTILLES	50.00%	E	FRANCE	FRANCE
	SUNPOWER CORPORATION	64.65%		UNITED STATES	UNITED STATES
	TOTAL BELGIUM	100.00%		BELGIUM	BELGIUM
	TOTAL CHINA INVESTMENT CO LTD	100.00%		CHINA	CHINA
	TOTAL DEUTSCHLAND GMBH *	100.00%		GERMANY	GERMANY
	TOTAL ENERGIE DEVELOPPEMENT	100.00%		FRANCE	FRANCE
	TOTAL ENERGIES NOUVELLES ACTIVITES USA	100.00%		FRANCE	FRANCE
	TOTAL ESPECIALIDADES ARGENTINA	100.00%		ARGENTINA	ARGENTINA
	TOTAL GUINEA ECUATORIAL	80.00%		EQUATORIAL GUINEA	EQUATORIAL GUINEA
	TOTAL HOLDING ASIE	100.00%		FRANCE	FRANCE
	TOTAL KENYA	93.96%		KENYA	KENYA
	TOTAL LUBRIFIANTS	99.98%		FRANCE	FRANCE
	TOTAL MARKETING MIDDLE EAST FREE ZONE	100.00%		UNITED ARAB EMIRATES	UNITED ARAB EMIRATES
	TOTAL MARKETING SERVICES	100.00%		FRANCE	FRANCE
	TOTAL MAROC	100.00%		MOROCCO	MOROCCO
	TOTAL MINERALOEL UND CHEMIE GMBH	100.00%		GERMANY	GERMANY
	TOTAL OIL TURKIYE AS	100.00%		TURKEY	TURKEY
	TOTAL OUTRE MER	100.00%		FRANCE	FRANCE
	TOTAL SPECIALTIES USA INC	100.00%		UNITED STATES	UNITED STATES
	TOTAL SOUTH AFRICA (PTY) LTD	50.10%		SOUTH AFRICA	SOUTH AFRICA
	TOTAL UK LIMITED *	100.00%		UNITED KINGDOM	UNITED KINGDOM
	TOTAL VOSTOK	100.00%		RUSSIA	RUSSIA
	TOTALERG SPA	49.00%	E	ITALY	ITALY
CORPORATE	ELF AQUITAINE	100.00%		FRANCE	FRANCE
	ELF AQUITAINE FERTILISANTS	100.00%		FRANCE	FRANCE
	ELF AQUITAINE INC.	100.00%		UNITED STATES	UNITED STATES
	OMNIUM REINSURANCE COMPANY SA	100.00%		SWITZERLAND	SWITZERLAND
	SOCAP SAS	100.00%		FRANCE	FRANCE
	SOCIETE CIVILE IMMOBILIERE CB2	100.00%		FRANCE	FRANCE
	SOFAX BANQUE	100.00%		FRANCE	FRANCE
	TOTAL CAPITAL	100.00%		FRANCE	FRANCE
	TOTAL CAPITAL CANADA LTD.	100.00%		CANADA	CANADA
	TOTAL CAPITAL INTERNATIONAL	100.00%		FRANCE	FRANCE
	TOTAL DELAWARE INC	100.00%		UNITED STATES	UNITED STATES
	TOTAL E&P HOLDINGS	100.00%		FRANCE	FRANCE
	TOTAL FINANCE	100.00%		FRANCE	FRANCE
	TOTAL FINANCE EXPLOITATION	100.00%		FRANCE	FRANCE
	TOTAL FINANCE GLOBAL SERVICES SA	100.00%		BELGIUM	BELGIUM
	TOTAL FINANCE USA INC	100.00%		UNITED STATES	UNITED STATES
	TOTAL FUNDING NEDERLAND BV	100.00%		THE NETHERLANDS	THE NETHERLANDS
	TOTAL GESTION FILIALES	100.00%		FRANCE	FRANCE
	TOTAL GESTION USA	100.00%		FRANCE	FRANCE
	TOTAL HOLDINGS EUROPE	100.00%		FRANCE	FRANCE
	TOTAL HOLDINGS UK LIMITED	100.00%		UNITED KINGDOM	UNITED KINGDOM
	TOTAL HOLDINGS USA INC	100.00%		UNITED STATES	UNITED STATES
	TOTAL INTERNATIONAL NV	100.00%		THE NETHERLANDS	THE NETHERLANDS
	TOTAL PETROCHEMICALS & REFINING USA INC *	100.00%		UNITED STATES	UNITED STATES
	TOTAL PETROCHEMICALS & REFINING SA/NV *	100.00%		BELGIUM	BELGIUM
	TOTAL SA	N/A		FRANCE	FRANCE
	TOTAL TREASURY	100.00%		FRANCE	FRANCE
	TOTAL UK FINANCE LTD	100.00%		UNITED KINGDOM	UNITED KINGDOM

*	Multi-segment entities